As filed with the Securities and Exchange Commission on April 13, 2007
Registration No. 333-140660
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4
to
FORM S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

Cavium Networks, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3674 (Primary Standard Industrial Classification Code Number)	77-0558625 (I.R.S. Employer Identification Number)

805 East Middlefield Road
Mountain View, CA 94043
(650) 623-7000
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Syed B. Ali
President and Chief Executive Officer
Cavium Networks, Inc.
805 East Middlefield Road
Mountain View, CA 94043
(650) 623-7000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Vincent P. Pangrazio, Esq. Cooley Godward Kronish LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94304 (650) 843-5000	Jeffrey D. Saper, Esq. Allison B. Spinner, Esq. Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public:  As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to be	Aggregate Offering	Aggregate Offering	Amount of
Securities to be Registered	Registered(1)	Price Per Share(2)	Price(2)	Registration Fee(3)
Common Stock, $0.001 par value per share	7,187,500	$12.00	$86,250,000	$9,229

(1)	Includes 937,500 shares of common stock issuable upon exercise of the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee in accordance with Rule 457(a) of the Securities Act of 1933, as amended.

(3)	A registration fee of $9,229 was previously paid in connection with the initial filing of this registration statement on February 13, 2007.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued April 13, 2007

6,250,000 Shares

COMMON STOCK

Cavium Networks, Inc. is offering 6,250,000 shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $10.00 and $12.00 per share.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CAVM.”

Investing in our common stock involves risks.  See “Risk Factors” beginning on page 7.

PRICE $      A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	Cavium Networks

Per Share	$	$	$
Total	$	$	$

We have granted the underwriters the right to purchase up to an additional 937,500 shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to purchasers on             , 2007.

MORGAN STANLEY	LEHMAN BROTHERS

THOMAS WEISEL PARTNERS LLC
NEEDHAM & COMPANY, LLC
JMP SECURITIES

             , 2007

CAVIUM NETWORKS

Processor Innovation for Intelligent Networks

Security Appliance
Enterprise Router
WAN Optimization
Enterprise Switch
Enterprise Networks
Storage
Application Delivery Switch
XML Gateway
Data Centers
Server Offload
Broadband Router FTTx, xDSL
Broadband & Consumer
Triple Play Gateway
Wifi Router
Network Storage
Access & Service Provider
Security Gateway
Session Border Controller
Router
Mobile 3G/4G Infrastructure

Cavium Networks does not manufacture the finished products depicted above.

ISO9001:2000 CERTIFIED

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with additional or different information. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.

Until            , 2007 (25 days after commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our audited consolidated financial statements and the related notes and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in each case included elsewhere in this prospectus.

CAVIUM NETWORKS, INC.

We are a provider of highly integrated semiconductor processors that enable intelligent networking, communications and security applications. We refer to our products as enabling intelligent processing because they allow customers to develop networking equipment that is application-aware and content-aware and securely processes voice, video and data traffic at high speeds. Our products also include a rich suite of embedded security protocols that enable unified threat management, or UTM, secure connectivity and network perimeter protection. Our products are systems on a chip, or SoCs, which incorporate single or multiple processor cores, a highly integrated architecture and customizable software that is based on a broad range of standard operating systems. As a result, our products offer high levels of performance and processing intelligence while reducing product development cycles for our customers and lowering power consumption for end market equipment. Our products are used in a broad array of networking equipment, including routers, switches, content-aware switches, UTM and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, wireless local area network, or WLAN, and 3G access and aggregation devices, storage networking equipment, servers and intelligent network interface cards. In 2006, we generated revenue from over 100 customers, including Aruba Networks, Inc., Cisco Systems, Inc., Citrix Systems, Inc., F5 Networks, Inc., Furukawa Electric Co., Ltd., Juniper Networks, Inc., Nokia Corporation, SafeNet, Inc., SonicWALL, Inc. and Yamaha Corporation. We received 56% of our revenue in 2006 from our top five customers. Since our first commercial shipments in 2003, we have shipped more than 1.7 million processors.

Traffic on the Internet and enterprise networks is rapidly increasing due to trends that include greater adoption of Web 2.0 applications, voice over IP, or VoIP, video over broadband, file sharing, greater use of web-based services, and the proliferation of stored content that is accessed through networks. Enterprises and service providers are demanding networking equipment that can take advantage of these trends, and address the significant market opportunities that these trends provide. To address these demands, providers of networking equipment must offer products that include functionality such as intelligent routing or switching of network traffic prioritized by application and data content, as well as security services. These attributes require advanced semiconductor processing solutions.

To enable this processing capability, networking equipment providers have historically used a variety of approaches, including internally designed custom semiconductor products, such as ASICs, FPGAs or other proprietary chips, multiple chip offerings based on a single general purpose microprocessor unit, or MPU, from merchant suppliers, software-based solutions or a combination of these approaches. While these approaches have been adequate for basic network processing, they are less effective as the need for intelligent processing at high speeds increases. As a result, providers of networking equipment are increasingly turning to third-party vendors for high performance, power-efficient and cost-effective intelligent processing products.

According to estimates from a December 2006 market analysis forecast by iSuppli Corporation, a market research firm, the market for digital application specific semiconductor products, or Logic ASSPs, and MPUs shipped into wired communications devices was $5.8 billion in 2006. This market is estimated to grow to $8.3 billion by 2010.

We offer intelligent processing products for enterprise network, data center, broadband and consumer, and access and service provider markets. Our products have the following key features:

•	High Performance Multi-Core Architecture. Our products can utilize multiple microprocessor cores as well as proprietary hardware accelerators on one chip, which can perform application-aware and content-aware functions at high speeds.

•	Highly Integrated SoC. Our highly integrated semiconductor processors can replace a number of single function semiconductors with a multi function SoC, which significantly improves performance and lowers power consumption and cost.

•	Software-Enabled Development Tools. Our intelligent processing products feature internally developed, embedded software tools and development kits based on industry standard software tailored for use with our SoCs.

•	Scalability and Product Breadth. Each of our processor families shares a common architecture across a range of product offerings which allow our customers to provide networking equipment for the most basic to the most advanced network infrastructure. This allows our customers to leverage software design efforts across multiple systems.

•	Efficient Power Usage. We have designed our products to optimize power usage. Our products include multiple power efficient processor cores and a proprietary advanced multi-core power management architecture, which allow our customers to optimize power usage across their products.

Our objective is to be the leading provider of intelligent processing products for next-generation networking, communications and security applications. Key elements of our strategy include:

•	Extend Our Technology Leadership Positions. We intend to continue to invest in the development of successive generations of our products to meet the increasingly higher performance, lower cost and lower power requirements of our customers.

•	Expand Our Customer Relationships. We intend to continue to build and strengthen our relationships with our customers to identify and secure new market opportunities.

•	Target New Applications Requiring Intelligent Processing. We intend to leverage our core design expertise to develop new processors for a broader range of applications and end markets.

•	Expand International Presence. We intend to continue to expand our sales, design and technical support organization to broaden our customer reach in new markets, primarily in Asia and Europe.

Risks Affecting Us

Our business is subject to numerous risks, which are highlighted in the section entitled “Risk Factors” immediately following this prospectus summary. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of these risks are:

•	we were established in 2000 and have not been profitable in any fiscal period since we were formed. We experienced net losses of $11.7 million, $11.7 million, and $9.0 million in 2004, 2005 and 2006, respectively;

•	the market for our products is highly competitive, and we face competition from a number of established companies;

•	we receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition. We received 56% of our revenues in 2006 from our top five customers;

•	we expect our revenues and expense levels to vary in the future, making it difficult to predict our future operating results;

•	the average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our revenues and gross profits; and

•	we rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly, test, warehousing and shipping.

For further discussion of these and other risks you should consider before making an investment in our common stock, see the section entitled “Risk Factors” immediately following this prospectus summary.

Corporate Information

We were incorporated in California in November 2000 and reincorporated in Delaware in February 2007. Our principal executive offices are located at 805 East Middlefield Road, Mountain View, California 94043, and our telephone number is (650) 623-7000. Our web site address is www.caviumnetworks.com. The information on, or accessible through, our web site is not part of this prospectus. Unless the context requires otherwise, references in this prospectus to “Cavium Networks,” “company,” “we,” “us” and “our” refer to Cavium Networks, Inc. and its wholly-owned subsidiaries on a consolidated basis.

Cavium Networks and the Cavium Networks logo are trademarks of Cavium Networks, Inc. This prospectus also includes other trademarks of Cavium Networks, Inc. and trademarks of other persons.

THE OFFERING

Common stock offered	6,250,000 shares

Common stock to be outstanding after this offering	37,979,797 shares

Over-allotment option	937,500 shares

Use of proceeds	We intend to use the net proceeds of this offering to repay approximately $4.0 million of outstanding indebtedness under one of our credit facilities, pay $1.9 million under a license agreement and for working capital and other general corporate purposes, which may also include acquisitions of or investments in complementary businesses, technologies or other assets. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	CAVM

The number of shares of common stock to be outstanding after this offering is based on 31,729,797 shares outstanding as of December 31, 2006, and excludes:

•	4,221,404 shares of common stock issuable upon exercise of options outstanding as of December 31, 2006, at a weighted average exercise price of $2.05 per share;

•	102,976 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of December 31, 2006, at a weighted average exercise price of $4.49 per share; and

•	5,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

Except as otherwise indicated, all information in this prospectus assumes:

•	the conversion of each outstanding share of our Series A, Series B, Series C and Series D preferred stock into one share of common stock, upon completion of this offering;

•	conversion of all outstanding warrants to purchase shares of our convertible preferred stock into warrants to purchase an aggregate of 102,976 shares of common stock, effective upon completion of this offering;

•	a one-for-two reverse stock split of our common and preferred stock effected on April 12, 2007;

•	no exercise by the underwriters of their option to purchase up to an additional 937,500 shares of common stock from us to cover over-allotments; and

•	the filing of our amended and restated certificate of incorporation prior to completion of this offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

We present below our summary consolidated financial data. The summary consolidated statements of operations data for each of the years ended December 31, 2004, 2005 and 2006, and the summary consolidated balance sheet data as of December 31, 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original dates of issuance.

	Year Ended December 31,
	2004	2005	2006
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue	$7,411	$19,377	$34,205
Cost of revenue(1)(2)	3,080	7,865	13,092

Gross profit	4,331	11,512	21,113

Operating expenses:
Research and development(2)	12,010	16,005	18,651
Sales, general and administrative(2)	3,752	6,840	10,058

Total operating expenses	15,762	22,845	28,709

Loss from operations	(11,431)	(11,333)	(7,596)

Other income (expense), net:
Interest expense	(388)	(183)	(707)
Warrant revaluation expense	—	(411)	(467)
Interest income	86	355	345

Total other income (expense), net	(302)	(239)	(829)

Loss before income tax expense and cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,425)
Income tax expense	—	—	(560)

Loss before cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,985)
Cumulative effect of change in accounting principle	—	(100)	—

Net loss	$(11,733)	$(11,672)	$(8,985)

Net loss per common share, basic and diluted	$(1.82)	$(1.59)	$(1.11)
Shares used in computing basic and diluted net loss per common share	6,459,050	7,318,607	8,065,995
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.29)
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			29,631,993

(1)	Includes acquired intangible asset amortization of $254, $1,007 and $1,116 in the years ended December 31, 2004, 2005 and 2006, respectively.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cost of revenue	$—	$—	$9
Research and development	—	10	396
Sales, general and administrative	85	75	340

Total stock-based compensation expense	$85	$85	$745

The pro forma consolidated balance sheet data as of December 31, 2006 in the table below gives effect to (i) the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock, as if each had occurred at December 31, 2006. The pro forma as adjusted consolidated balance sheet data as of December 31, 2006 also gives effect to (i) our receipt of the estimated net proceeds from this offering, based on an assumed initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) our use of proceeds from this offering to repay approximately $4.0 million of outstanding indebtedness under one of our credit facilities and pay $1.9 million under a license agreement, as if each of these events had occurred at December 31, 2006.

	As of December 31, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$10,154	$10,154	$65,887
Working capital	11,689	11,689	69,597
Total assets	29,962	29,962	87,595
Preferred stock warrant liability	701	—	—
Capital lease and technology license obligations	3,580	3,580	3,580
Note payable	4,000	4,000	—
Other non-current liabilities	39	39	39
Convertible preferred stock	72,437	—	—
Common stock and additional paid-in capital	3,740	76,878	138,511
Total stockholders’ equity (deficit)	(57,180)	15,958	77,591

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following risk factors, as well as the other information in this prospectus, before deciding whether to invest in shares of our common stock. The occurrence of any of the following risks, or other risks that are currently unknown or unforeseen by us, could harm our business, financial condition, results of operations or growth prospects. In that case, the trading price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to Our Business

We have a history of losses, and we may not achieve or sustain profitability in the future, on a quarterly or annual basis.

We were established in 2000 and have not been profitable in any fiscal period since we were formed. We experienced net losses of $11.7 million, $11.7 million and $9.0 million in 2004, 2005 and 2006, respectively. As of December 31, 2006, our accumulated deficit was $60.9 million. We expect to make significant expenditures related to the development of our products and expansion of our business, including research and development and sales and administrative expenses. As a public company, we will also incur significant legal, accounting and other expenses that we did not incur as a private company. Additionally, we may encounter unforeseen difficulties, complications, product delays and other unknown factors that require additional expenditures. As a result of these increased expenditures, we may have to generate and sustain substantially increased revenue to achieve profitability. Our revenue growth trends in prior periods may not be sustainable. Accordingly, we may not be able to achieve or maintain profitability and we may continue to incur significant losses in the future.

We face intense competition and expect competition to increase in the future, which could reduce our revenue and customer base.

The market for our products is highly competitive and we expect competition to intensify in the future. This competition could make it more difficult for us to sell our products, and result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share or expected market share, any of which would likely seriously harm our business, operating results and financial condition. For instance, semiconductor products have a history of declining prices as the cost of production is reduced. However, if market prices decrease faster than product costs, gross and operating margins can be adversely affected.

Currently, we face competition from a number of established companies, including Broadcom Corporation, Freescale Semiconductor, Inc., hi/fn, inc., Intel Corporation, Marvell Technology Group Ltd., PMC-Sierra, Inc. and others. We also face competition from a number of private companies, including Raza Microelectronics, Inc. and others. A few of our current competitors operate their own fabrication facilities and have, and some of our potential competitors could have, longer operating histories, greater name recognition, larger customer bases and significantly greater financial, technical, sales, marketing and other resources than we have. Potential customers may prefer to purchase from their existing suppliers rather than a new supplier regardless of product performance or features.

We expect increased competition from other established and emerging companies both domestically and internationally. Our current and potential competitors may also establish cooperative relationships among themselves or with third parties. If so, new competitors or alliances that include our competitors may emerge that could acquire significant market share. We expect these trends to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. In the future, further development by our competitors could cause our products to become obsolete. We expect continued competition from incumbents as well as from new entrants into the markets we serve. Our ability to compete depends on a number of factors, including:

•	our success in identifying new and emerging markets, applications and technologies;

•	our products’ performance and cost effectiveness relative to that of our competitors’ products;

•	our ability to deliver products in large volume on a timely basis at a competitive price;

•	our success in utilizing new and proprietary technologies to offer products and features previously not available in the marketplace;

•	our ability to recruit design and application engineers and sales and marketing personnel; and

•	our ability to protect our intellectual property.

In addition, we cannot assure you that existing customers or potential customers will not develop their own products, purchase competitive products or acquire companies that use alternative methods to enable networking, communication or security applications to facilitate network-aware processing in their systems. Any of these competitive threats, alone or in combination with others, could seriously harm our business, operating results and financial condition.

Our customers may cancel their orders, change production quantities or delay production, and if we fail to forecast demand for our products accurately, we may incur product shortages, delays in product shipments or excess or insufficient product inventory.

We generally do not obtain firm, long-term purchase commitments from our customers. Because production lead times often exceed the amount of time required to fulfill orders, we often must build in advance of orders, relying on an imperfect demand forecast to project volumes and product mix. Our demand forecast accuracy can be adversely affected by a number of factors, including inaccurate forecasting by our customers, changes in market conditions, adverse changes in our product order mix and demand for our customers’ products. Even after an order is received, our customers may cancel these orders or request a decrease in production quantities. Any such cancellation or decrease subjects us to a number of risks, most notably that our projected sales will not materialize on schedule or at all, leading to unanticipated revenue shortfalls and excess or obsolete inventory which we may be unable to sell to other customers. Alternatively, if we are unable to project customer requirements accurately, we may not build enough products, which could lead to delays in product shipments and lost sales opportunities in the near term, as well as force our customers to identify alternative sources, which could affect our ongoing relationships with these customers. We have in the past had customers dramatically increase their requested production quantities with little or no advance notice. If we do not timely fulfill customer demands, our customers may cancel their orders and we may be subject to customer claims for cost of replacement. Either underestimating or overestimating demand would lead to insufficient, excess or obsolete inventory, which could harm our operating results, cash flow and financial condition, as well as our relationships with our customers.

We receive a substantial portion of our revenues from a limited number of customers, and the loss of, or a significant reduction in, orders from one or a few of our major customers would adversely affect our operations and financial condition.

We receive a substantial portion of our revenues from a limited number of customers. We received an aggregate of approximately 49%, 52% and 56% of our revenues from our top five customers in 2004, 2005 and 2006, respectively. We anticipate that we will continue to be dependent on a limited number of customers for a significant portion of our revenues in the immediate future and in some cases the portion of our revenues attributable to certain customers may increase in the future. However, we may not be able to maintain or increase sales to certain of our top customers for a variety of reasons, including the following:

•	our agreements with our customers do not require them to purchase a minimum quantity of our products;

•	some of our customers can stop incorporating our products into their own products with limited notice to us and suffer little or no penalty; and

•	many of our customers have pre-existing or concurrent relationships with our current or potential competitors that may affect the customers’ decisions to purchase our products.

In the past, we have relied in significant part on our strategic relationships with customers that are technology leaders in our target markets. We intend to pursue the expansion of such relationships and the formation of new strategic relationships but we cannot assure you that we will be able to do so. These relationships often require us to develop new products that may involve significant technological challenges. Our customers frequently place considerable pressure on us to meet their tight development schedules. Accordingly, we may have to devote a substantial amount of our resources to our strategic relationships, which could detract from or delay our completion of other important development projects. Delays in development could impair our relationships with our strategic customers and negatively impact sales of the products under development. Moreover, it is possible that our customers may develop their own product or adopt a competitor’s solution for products that they currently buy from us. If that happens, our sales would decline and our business, financial condition and results of operations could be materially and adversely affected.

In addition, our relationships with some customers may also deter other potential customers who compete with these customers from buying our products. To attract new customers or retain existing customers, we may offer certain customers favorable prices on our products. In that event, our average selling prices and gross margins would decline. The loss of a key customer, a reduction in sales to any key customer or our inability to attract new significant customers could seriously impact our revenue and materially and adversely affect our results of operations.

We expect our operating results to fluctuate.

We expect our revenues and expense levels to vary in the future, making it difficult to predict our future operating results. In particular, we experience variability in demand for our products as our customers manage their product introduction dates and their inventories.

Additional factors that could cause our results to fluctuate include, among other things:

•	fluctuations in demand, sales cycles, product mix and prices for our products;

•	the timing of our product introductions, and the variability in lead time between the time when a customer begins to design in one of our products and the time when the customer’s end system goes into production and they begin purchasing our products;

•	the forecasting, scheduling, rescheduling or cancellation of orders by our customers;

•	our ability to successfully define, design and release new products in a timely manner that meet our customers’ needs;

•	changes in manufacturing costs, including wafer, test and assembly costs, mask costs, manufacturing yields and product quality and reliability;

•	the timing and availability of adequate manufacturing capacity from our manufacturing suppliers;

•	the timing of announcements by our competitors or us;

•	future accounting pronouncements and changes in accounting policies;

•	volatility in our stock price, which may lead to higher stock compensation expenses;

•	general economic and political conditions in the countries where we operate or our products are sold or used;

•	costs associated with litigation, especially related to intellectual property; and

•	productivity and growth of our sales and marketing force.

Unfavorable changes in any of the above factors, most of which are beyond our control, could significantly harm our business and results of operations.

We may not sustain our growth rate, and we may not be able to manage any future growth effectively.

We have experienced significant growth in a short period of time. Our revenues increased from approximately $7.4 million in 2004 to approximately $34.2 million in 2006. We may not achieve similar growth rates in future periods. You should not rely on our operating results for any prior quarterly or annual periods as an indication of our future operating performance. If we are unable to maintain adequate revenue growth, our financial results could suffer and our stock price could decline.

To manage our growth successfully and handle the responsibilities of being a public company, we believe we must effectively, among other things:

•	recruit, hire, train and manage additional qualified engineers for our research and development activities, especially in the positions of design engineering, product and test engineering, and applications engineering;

•	add additional sales personnel and expand sales offices;

•	implement and improve our administrative, financial and operational systems, procedures and controls; and

•	enhance our information technology support for enterprise resource planning and design engineering by adapting and expanding our systems and tool capabilities, and properly training new hires as to their use.

If we are unable to manage our growth effectively, we may not be able to take advantage of market opportunities or develop new products and we may fail to satisfy customer requirements, maintain product quality, execute our business plan or respond to competitive pressures.

The average selling prices of products in our markets have historically decreased over time and will likely do so in the future, which could harm our revenues and gross profits.

Average selling prices of semiconductor products in the markets we serve have historically decreased over time. Our gross profits and financial results will suffer if we are unable to offset any reductions in our average selling prices by reducing our costs, developing new or enhanced products on a timely basis with higher selling prices or gross profits, or increasing our sales volumes. Additionally, because we do not operate our own manufacturing, assembly or testing facilities, we may not be able to reduce our costs as rapidly as companies that operate their own facilities, and our costs may even increase, which could also reduce our margins. We have reduced the prices of our products in anticipation of future competitive pricing pressures, new product introductions by us or our competitors and other factors. We expect that we will have to do so again in the future.

We may be unsuccessful in developing and selling new products or in penetrating new markets.

We operate in a dynamic environment characterized by rapidly changing technologies and industry standards and technological obsolescence. Our competitiveness and future success depend on our ability to design, develop, manufacture, assemble, test, market and support new products and enhancements on a timely and cost effective basis. A fundamental shift in technologies in any of our product markets could harm our competitive position within these markets. Our failure to anticipate these shifts, to develop new technologies or to react to changes in existing technologies could materially delay our development of new products, which could result in product obsolescence, decreased revenues and a loss of design wins to our competitors. The success of a new product depends on accurate forecasts of long-term market demand and future technological developments, as well as on a variety of specific implementation factors, including:

•	timely and efficient completion of process design and transfer to manufacturing, assembly and test processes;

•	the quality, performance and reliability of the product; and

•	effective marketing, sales and service.

If we fail to introduce new products that meet the demand of our customers or penetrate new markets that we target our resources on, our revenues will likely decrease over time and our financial condition could suffer.

Fluctuations in the mix of products sold may adversely affect our financial results.

Because of the wide price differences among our processors, the mix and types of performance capabilities of processors sold affect the average selling price of our products and have a substantial impact on our revenue. Generally, sales of higher performance products have higher gross margins than sales of lower performance products. We currently offer both higher and lower performance products within each of our NITROX and OCTEON product families. To the extent our sales mix shifts toward increased sales of lower performance products, our overall gross margins will be negatively affected. Fluctuations in the mix and types of our products may also affect the extent to which we are able to recover our fixed costs and investments that are associated with a particular product, and as a result can negatively impact our financial results.

Our products must meet exacting specifications, and defects and failures may occur, which may cause customers to return or stop buying our products.

Our customers generally establish demanding specifications for quality, performance and reliability that our products must meet. However, our products are highly complex and may contain defects and failures when they are first introduced or as new versions are released. If defects and failures occur in our products during the design phase or after, we could experience lost revenues, increased costs, including warranty expense and costs associated with customer support, delays in or cancellations or rescheduling of orders or shipments, product returns or discounts, diversion of management resources or damage to our reputation and brand equity, and in some cases consequential damages, any of which would harm our operating results. In addition, delays in our ability to fill product orders as a result of quality control issues may negatively impact our relationship with our customers. We cannot assure you that we will have sufficient resources, including any available insurance, to satisfy any asserted claims.

We may have difficulty selling our products if our customers do not design our products into their systems, and the nature of the design process requires us to incur expenses prior to recognizing revenues associated with those expenses which may adversely affect our financial results.

One of our primary focuses is on winning competitive bid selection processes, known as “design wins,” to develop products for use in our customers’ products. We devote significant time and resources in working with our customers’ system designers to understand their future needs and to provide products that we believe will meet those needs and these bid selection processes can be lengthy. If a customer’s system designer initially chooses a competitor’s product, it becomes significantly more difficult for us to sell our products for use in that system because changing suppliers can involve significant cost, time, effort and risk for our customers. Thus, our failure to win a competitive bid can result in our foregoing revenues from a given customer’s product line for the life of that product. In addition, design opportunities may be infrequent or may be delayed. Our ability to compete in the future will depend, in large part, on our ability to design products to ensure compliance with our customers’ and potential customers’ specifications. We expect to invest significant time and resources and to incur significant expenses to design our products to ensure compliance with relevant specifications.

We often incur significant expenditures in the development of a new product without any assurance that our customers’ system designers will select our product for use in their applications. We often are required to anticipate which product designs will generate demand in advance of our customers expressly indicating a need for that particular design. Even if our customers’ system designers select our products, a substantial period of time will elapse before we generate revenues related to the significant expenses we have incurred. The reasons for this delay generally include the following elements of our product sales and development cycle timeline and related influences:

•	our customers usually require a comprehensive technical evaluation of our products before they incorporate them into their designs;

•	it can take from 9 months to 3 years from the time our products are selected to commence commercial shipments; and

•	our customers may experience changed market conditions or product development issues.

The resources devoted to product development and sales and marketing may not generate material revenue for us, and from time to time, we may need to write off excess and obsolete inventory if we have produced product in anticipation of expected demand. We may spend resources on the development of products that our customers may not adopt. If we incur significant expenses and investments in inventory in the future that we are not able to recover, and we are not able to compensate for those expenses, our operating results could be adversely affected. In addition, if we sell our products at reduced prices in anticipation of cost reductions but still hold higher cost products in inventory, our operating results would be harmed.

Additionally, even if system designers use our products in their systems, we cannot assure you that these systems will be commercially successful or that we will receive significant revenue from the sales of processors for those systems. As a result, we may be unable to accurately forecast the volume and timing of our orders and revenues associated with any new product introductions.

If customers do not believe our products solve a critical need, our revenues will decline.

Our products are used in networking and security equipment including routers, switches, UTM appliances, intelligent switches, application-aware gateways, triple-play gateways, WLAN and 3G access and aggregation devices, storage networking equipment, servers, and intelligent network interface cards.

In order to meet our growth and strategic objectives, providers of networking equipment must continue to incorporate our products into their systems and the demands for their systems must grow as well. Our future depends in large part on factors outside our control, and the sale of next-generation networks may not meet our revenue growth and strategic objectives.

In the event we terminate one of our distributor arrangements, it could lead to a loss of revenues and possible product returns.

A portion of our sales are made through third-party distribution agreements. Termination of a distributor relationship, either by us or by the distributor, could result in a temporary or permanent loss of revenues, until a replacement distributor can be established to service the affected end-user customers. We may not be successful in finding suitable alternative distributors on satisfactory terms or at all and this could adversely affect our ability to sell in certain locations or to certain end-user customers. Additionally, if we terminate our relationship with a distributor, we may be obligated to repurchase unsold products. We record a reserve for estimated returns and price credits. If actual returns and credits exceed our estimates, our operating results could be harmed. Our arrangements with our distributors typically also include price protection provisions if we reduce our list prices.

We rely on our ecosystem partners to enhance our product offerings and our inability to continue to develop or maintain such relationships in the future would harm our ability to remain competitive.

We have developed relationships with third parties, which we refer to as ecosystem partners, which provide operating systems, tool support, reference designs and other services designed for specific uses with our SoCs. We believe that these relationships enhance our customers’ ability to get their products to market quickly. If we are unable to continue to develop or maintain these relationships, we might not be able to enhance our customers’ ability to commercialize their products in a timely fashion and our ability to remain competitive would be harmed.

The loss of any of our key personnel could seriously harm our business, and our failure to attract or retain specialized technical, management or sales and marketing talent could impair our ability to grow our business.

We believe our future success will depend in large part upon our ability to attract, retain and motivate highly skilled managerial, engineering, sales and marketing personnel. The loss of any key employees or the inability to attract, retain or motivate qualified personnel, including engineers and sales and marketing personnel, could delay the development and introduction of and harm our ability to sell our products. We believe that our future success is highly dependent on the contributions of Syed Ali, our co-founder, President and Chief Executive Officer, and others. None of our employees have fixed-term employment contracts; they are all at-will employees. The loss of the services of Mr. Ali, other executive officers or certain other key personnel could materially and adversely affect our business, financial condition and results of operations. For instance, if any of these individuals were to leave our company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity during the search for and while any such successor is integrated into our business and operations.

There is currently a shortage of qualified technical personnel with significant experience in the design, development, manufacturing, marketing and sales of integrated circuits. In particular, there is a shortage of engineers who are familiar with the intricacies of the design and manufacture of networking processors, and competition for these engineers is intense. Our key technical personnel represent a significant asset and serve as the source of our technological and product innovations. We may not be successful in attracting, retaining and motivating sufficient numbers of technical personnel to support our anticipated growth.

To date, we have relied primarily on our direct marketing and sales force to drive new customer design wins and to sell our products. Because we are looking to expand our customer base and grow our sales to existing customers, we will need to hire additional qualified sales personnel in the near term and beyond if we are to achieve revenue growth. The competition for qualified marketing and sales personnel in our industry, and particularly in

Silicon Valley, is very intense. If we are unable to hire, train, deploy and manage qualified sales personnel in a timely manner, our ability to grow our business will be impaired. In addition, if we are unable to retain our existing sales personnel, our ability to maintain or grow our current level of revenues will be adversely affected.

Stock options generally comprise a significant portion of our compensation packages for all employees. The FASB requirement to expense the fair value of stock options awarded to employees beginning in the first quarter of our fiscal 2006 has increased our operating expenses and may cause us to reevaluate our compensation structure for our employees. Our inability to attract, retain and motivate additional key employees could have an adverse effect on our business, financial condition and results of operations.

We have a limited operating history, and we may have difficulty accurately predicting our future revenues for the purpose of appropriately budgeting and adjusting our expenses.

We were established in 2000. We have not yet become profitable and therefore do not yet have a history from which to predict and manage profitability. Our limited operating experience, a dynamic and rapidly evolving market in which we sell our products, our dependence on a limited number of customers, as well as numerous other factors beyond our control, impede our ability to forecast quarterly and annual revenues accurately. As a result, we could experience budgeting and cash flow management problems, unexpected fluctuations in our results of operations and other difficulties, any of which could make it difficult for us to gain and maintain profitability and could increase the volatility of the market price of our common stock.

Some of our operations and a significant portion of our customers and contract manufacturers are located outside of the United States, which subjects us to additional risks, including increased complexity and costs of managing international operations and geopolitical instability.

We have sales offices and research and development facilities and we conduct, and expect to continue to conduct, a significant amount of our business with companies that are located outside the United States, particularly in Asia and Europe. Even customers of ours that are based in the U.S. often use contract manufacturers based in Asia to manufacture their systems, and it is the contract manufacturers that purchase products directly from us. As a result of our international focus, we face numerous challenges, including:

•	increased complexity and costs of managing international operations;

•	longer and more difficult collection of receivables;

•	difficulties in enforcing contracts generally;

•	geopolitical and economic instability and military conflicts;

•	limited protection of our intellectual property and other assets;

•	compliance with local laws and regulations and unanticipated changes in local laws and regulations, including tax laws and regulations;

•	trade and foreign exchange restrictions and higher tariffs;

•	travel restrictions;

•	timing and availability of import and export licenses and other governmental approvals, permits and licenses, including export classification requirements;

•	foreign currency exchange fluctuations relating to our international operating activities;

•	transportation delays and limited local infrastructure and disruptions, such as large scale outages or interruptions of service from utilities or telecommunications providers;

•	difficulties in staffing international operations;

•	heightened risk of terrorism;

•	local business and cultural factors that differ from our normal standards and practices;

•	differing employment practices and labor issues;

•	regional health issues (e.g., SARS) and natural disasters; and

•	work stoppages.

We outsource our wafer fabrication, assembly, testing, warehousing and shipping operations to third parties, and rely on these parties to produce and deliver our products according to requested demands in specification, quantity, cost and time.

We rely on third parties for substantially all of our manufacturing operations, including wafer fabrication, assembly, testing, warehousing and shipping. We depend on these parties to supply us with material of a requested quantity in a timely manner that meets our standards for yield, cost and manufacturing quality. We do not have any long-term supply agreements with our manufacturing suppliers. Any problems with our manufacturing supply chain could adversely impact our ability to ship our products to our customers on time and in the quantity required, which in turn could cause an unanticipated decline in our sales and possibly damage our customer relationships.

The fabrication of integrated circuits is a complex and technically demanding process. Our foundries could, from time to time, experience manufacturing defects and reduced manufacturing yields. Changes in manufacturing processes or the inadvertent use of defective or contaminated materials by our foundries could result in lower than anticipated manufacturing yields or unacceptable performance. Many of these problems are difficult to detect at an early stage of the manufacturing process and may be time consuming and expensive to correct. Poor yields from our foundries, or defects, integration issues or other performance problems in our products could cause us significant customer relations and business reputation problems, harm our financial results and result in financial or other damages to our customers. Our customers could also seek damages from us for their losses. A product liability claim brought against us, even if unsuccessful, would likely be time consuming and costly to defend.

Our products are manufactured at a limited number of locations. If we experience manufacturing problems at a particular location, we would be required to transfer manufacturing to a backup location or supplier. Converting or transferring manufacturing from a primary location or supplier to a backup fabrication facility could be expensive and could take one to two quarters. During such a transition, we would be required to meet customer demand from our then-existing inventory, as well as any partially finished goods that can be modified to the required product specifications. We do not seek to maintain sufficient inventory to address a lengthy transition period because we believe it is uneconomical to keep more than minimal inventory on hand. As a result, we may not be able to meet customer needs during such a transition, which could delay shipments, cause a production delay or stoppage for our customers, result in a decline in our sales and damage our customer relationships. In addition, we have no long-term supply contracts with the foundries that we work with. Availability of foundry capacity has in the recent past been reduced due to strong demand. The ability of each foundry to provide us with semiconductor devices is limited by its available capacity and existing obligations. Foundry capacity may not be available when we need it or at reasonable prices.

In addition, a significant portion of our sales is to customers that practice just-in-time order management from their suppliers, which gives us a very limited amount of time in which to process and complete these orders. As a result, delays in our production or shipping by the parties to whom we outsource these functions could reduce our sales, damage our customer relationships and damage our reputation in the marketplace, any of which could harm our business, results of operations and financial condition.

Any increase in the manufacturing cost of our products could reduce our gross margins and operating profit.

The semiconductor business exhibits ongoing competitive pricing pressure from customers and competitors. Accordingly, any increase in the cost of our products, whether by adverse purchase price variances or adverse manufacturing cost variances, will reduce our gross margins and operating profit. We do not have any long-term supply agreements with our manufacturing suppliers and we typically negotiate pricing on a purchase order by purchase order basis. Consequently, we may not be able to obtain price reductions or anticipate or prevent future price increases from our suppliers.

Some of our competitors may be better financed than we are, may have long-term agreements with our main foundries and may induce our foundries to reallocate capacity to those customers. This reallocation could impair our ability to secure the supply of components that we need. Although we use several independent foundries to manufacture substantially all of our semiconductor products, most of our components are not manufactured at more than one foundry at any given time, and our products typically are designed to be manufactured in a specific process at only one of these foundries. Accordingly, if one of our foundries is unable to provide us with components as needed, we could experience significant delays in securing sufficient supplies of those components. We cannot assure you that any of our existing or new foundries will be able to produce integrated circuits with acceptable manufacturing yields, or that our foundries will be able to deliver enough semiconductor devices to us on a timely basis, or at reasonable prices. These and other related factors could impair our ability to meet our customers’ needs and have a material and adverse effect on our operating results.

In order to secure sufficient foundry capacity when demand is high and mitigate the risks described in the foregoing paragraph, we may enter into various arrangements with suppliers that could be costly and harm our operating results, such as nonrefundable deposits with or loans to foundries in exchange for capacity commitments and contracts that commit us to purchase specified quantities of integrated circuits over extended periods. We may not be able to make any such arrangement in a timely fashion or at all, and any arrangements may be costly, reduce our financial flexibility, and not be on terms favorable to us. Moreover, if we are able to secure foundry capacity, we may be obligated to use all of that capacity or incur penalties. These penalties may be expensive and could harm our financial results.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Any inability to provide reliable financial reports or prevent fraud could harm our business. The Sarbanes-Oxley Act of 2002 requires management and our auditors to evaluate and assess the effectiveness of our internal control over financial reporting. We will be required to adhere to these requirements by the end of the year after the one in which we become a public company. These Sarbanes-Oxley Act requirements may be modified, supplemented or amended from time to time. Implementing these changes may take a significant amount of time and may require specific compliance training of our personnel. In the future, we may discover areas of our internal controls that need improvement. If our auditors or we discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our stock price. We may not be able to effectively and timely implement necessary control changes and employee training to ensure continued compliance with the Sarbanes-Oxley Act and other regulatory and reporting requirements. Our rapid growth in recent periods, and our possible future expansion through acquisitions, present challenges to maintain the internal control and disclosure control standards applicable to public companies. If we fail to maintain effective internal controls, we could be subject to regulatory scrutiny and sanctions and investors could lose confidence in the accuracy and completeness of our financial reports. We cannot assure you that we will be able to fully comply with the requirements of the Sarbanes-Oxley Act or that management or our auditors will conclude that our internal controls are effective in future periods.

We rely on third-party technologies for the development of our products and our inability to use such technologies in the future would harm our ability to remain competitive.

We rely on third parties for technologies that are integrated into our products, such as wafer fabrication and assembly and test technologies used by our contract manufacturers, as well as licensed MIPS architecture technologies. If we are unable to continue to use or license these technologies on reasonable terms, or if these technologies fail to operate properly, we may not be able to secure alternatives in a timely manner and our ability to remain competitive would be harmed. In addition, if we are unable to successfully license technology from third parties to develop future products, we may not be able to develop such products in a timely manner or at all.

Our failure to protect our intellectual property rights adequately could impair our ability to compete effectively or to defend ourselves from litigation, which could harm our business, financial condition and results of operations.

We rely primarily on patent, copyright, trademark and trade secret laws, as well as confidentiality and non-disclosure agreements and other methods, to protect our proprietary technologies and know-how. We have been issued six patents in the United States and two patents in foreign countries and have an additional 27 patent applications pending in the United States and 27 patent applications pending in foreign countries. Even if the pending patent applications are granted, the rights granted to us may not be meaningful or provide us with any commercial advantage. For example, these patents could be opposed, contested, circumvented or designed around by our competitors or be declared invalid or unenforceable in judicial or administrative proceedings. The failure of our patents to adequately protect our technology might make it easier for our competitors to offer similar products or technologies. Our foreign patent protection is generally not as comprehensive as our U.S. patent protection and may not protect our intellectual property in some countries where our products are sold or may be sold in the future. Many U.S.-based companies have encountered substantial intellectual property infringement in foreign countries, including countries where we sell products. Even if foreign patents are granted, effective enforcement in foreign countries may not be available.

Monitoring unauthorized use of our intellectual property is difficult and costly. Although we are not aware of any unauthorized use of our intellectual property in the past, it is possible that unauthorized use of our intellectual property may occur without our knowledge. We cannot assure you that the steps we have taken will prevent unauthorized use of our intellectual property. Our failure to effectively protect our intellectual property could reduce the value of our technology in licensing arrangements or in cross-licensing negotiations, and could harm our business, results of operations and financial condition. We may in the future need to initiate infringement claims or litigation. Litigation, whether we are a plaintiff or a defendant, can be expensive, time-consuming and may divert the efforts of our technical staff and managerial personnel, which could harm our business, whether or not such litigation results in a determination favorable to us.

Some of the software used with our products, as well as that of some of our customers, may be derived from so-called “open source” software that is generally made available to the public by its authors and/or other third parties. Such open source software is often made available to us under licenses, such as the GNU General Public License, which impose certain obligations on us in the event we were to make available derivative works of the open source software. These obligations may require us to make source code for the derivative works available to the public, and/or license such derivative works under a particular type of license, rather than the forms of license customarily used to protect our intellectual property. In addition, there is little or no legal precedent for interpreting the terms of certain of these open source licenses, including the determination of which works are subject to the terms of such licenses. While we believe we have complied with our obligations under the various applicable licenses for open source software, in the event the copyright holder of any open source software were to successfully establish in court that we had not complied with the terms of a license for a particular work, we could be required to release the source code of that work to the public and/or stop distribution of that work.

Assertions by third parties of infringement by us of their intellectual property rights could result in significant costs and cause our operating results to suffer.

The semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights and positions, which has resulted in protracted and expensive litigation for many companies. We expect that in the future we may receive, particularly as a public company, communications from various industry participants alleging our infringement of their patents, trade secrets or other intellectual property rights. Any lawsuits resulting from such allegations could subject us to significant liability for damages and invalidate our proprietary rights. Any potential intellectual property litigation also could force us to do one or more of the following:

•	stop selling products or using technology that contain the allegedly infringing intellectual property;

•	lose the opportunity to license our technology to others or to collect royalty payments based upon successful protection and assertion of our intellectual property against others;

•	incur significant legal expenses;

•	pay substantial damages to the party whose intellectual property rights we may be found to be infringing;

•	redesign those products that contain the allegedly infringing intellectual property; or

•	attempt to obtain a license to the relevant intellectual property from third parties, which may not be available on reasonable terms or at all.

Any significant impairment of our intellectual property rights from any litigation we face could harm our business and our ability to compete.

Our customers could also become the target of litigation relating to the patent and other intellectual property rights of others. This could trigger technical support and indemnification obligations in some of our licenses or customer agreements. These obligations could result in substantial expenses, including the payment by us of costs and damages relating to claims of intellectual property infringement. In addition to the time and expense required for us to provide support of indemnification to our customers, any such litigation could disrupt the businesses of our customers, which in turn could hurt our relationships with our customers and cause the sale of our products to decrease. We cannot assure you that claims for indemnification will not be made or that if made, such claims would not have a material adverse effect on our business, operating results or financial conditions.

Our third-party contractors are concentrated primarily in Taiwan, an area subject to earthquake and other risks. Any disruption to the operations of these contractors could cause significant delays in the production or shipment of our products.

Substantially all of our products are manufactured by third-party contractors located in Taiwan. The risk of an earthquake in Taiwan and elsewhere in the Pacific Rim region is significant due to the proximity of major earthquake fault lines to the facilities of our foundries and assembly and test subcontractors. For example, in March 2002 and June 2003, major earthquakes occurred in Taiwan. Although our third-party contractors did not suffer any significant damage as a result of these most recent earthquakes, the occurrence of additional earthquakes or other natural disasters could result in the disruption of our foundry or assembly and test capacity. Any disruption resulting from such events could cause significant delays in the production or shipment of our products until we are able to shift our manufacturing, assembling or testing from the affected contractor to another third-party vendor. We may not be able to obtain alternate capacity on favorable terms, if at all.

The semiconductor and communications industries have historically experienced significant fluctuations with prolonged downturns, which could impact our operating results, financial condition and cash flows.

The semiconductor industry has historically exhibited cyclical behavior, which at various times has included significant downturns in customer demand. Though we have not yet experienced any of these industry downturns, we may in the future. Because a significant portion of our expenses is fixed in the near term or is incurred in advance of anticipated sales, we may not be able to decrease our expenses rapidly enough to offset any unanticipated shortfall in revenues. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. Furthermore, the semiconductor industry has periodically experienced periods of increased demand and production constraints. If this happens in the future, we may not be able to produce sufficient quantities of our products to meet the increased demand. We may also have difficulty in obtaining sufficient wafer, assembly and test resources from our subcontract manufacturers. Any factor adversely affecting the semiconductor industry in general, or the particular segments of the industry that our products target, may adversely affect our ability to generate revenue and could negatively impact our operating results.

The communications industry has, in the past, experienced pronounced downturns, and these cycles may continue in the future. To respond to a downturn, many networking equipment providers may slow their research and development activities, cancel or delay new product development, reduce their inventories and take a cautious approach to acquiring our products, which would have a significant negative impact on our business. If this situation were to occur, it could adversely affect our operating results, cash flow and financial condition. In the future, any of these trends may also cause out operating results to fluctuate significantly from year to year, which may increase the volatility of the price of our stock.

We may experience difficulties in transitioning to new wafer fabrication process technologies or in achieving higher levels of design integration, which may result in reduced manufacturing yields, delays in product deliveries and increased expenses.

In order to remain competitive, we expect to continue to transition our semiconductor products to increasingly smaller line width geometries. This transition requires us to modify our designs to work with the manufacturing processes of our foundries. We periodically evaluate the benefits, on a product-by-product basis, of migrating to new process technologies to reduce cost and improve performance. We may face difficulties, delays and expenses as we continue to transition our products to new processes. We are dependent on our relationships with our foundry contractors to transition to new processes successfully. We cannot assure you that the foundries that we use will be able to effectively manage the transition or that we will be able to maintain our existing foundry relationships or develop new ones. If any of our foundry contractors or we experience significant delays in this transition or fail to efficiently implement this transition, we could experience reduced manufacturing yields, delays in product deliveries and increased expenses, all of which could harm our relationships with our customers and our results of operations. As new processes become more prevalent, we expect to continue to integrate greater levels of functionality, as well as customer and third-party intellectual property, into our products. However, we may not be able to achieve higher levels of design integration or deliver new integrated products on a timely basis.

Any acquisitions we make could disrupt our business and harm our financial condition.

In the future, we may choose to acquire companies that are complementary to our business, including for the purpose of expanding our new product design capacity, introducing new design, market or application skills or enhancing and expanding our existing product lines. In connection with any such future acquisitions, we may need to use a significant portion of our available cash, issue additional equity securities that would dilute current stockholders’ percentage ownership and incur substantial debt or contingent liabilities. Such actions could adversely impact our operating results and the market price of our common stock. In addition, difficulties in assimilating any acquired workforce, merging operations or avoiding unplanned attrition could disrupt or harm our business. Furthermore, the purchase price of any acquired businesses may exceed the current fair values of the net tangible assets of the acquired businesses. As a result, we would be required to record material amounts of goodwill, and acquired in-process research and development charges and other intangible assets, which could result in significant impairment and acquired in-process research and development charges and amortization expense in future periods. These charges, in addition to the results of operations of such acquired businesses, could have a material adverse effect on our business, financial condition and results of operations. We cannot forecast the number, timing or size of future acquisitions, or the effect that any such acquisitions might have on our operating or financial results.

We expense employee stock options, which will negatively impact our net income in future periods.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Payment, or SFAS 123(R), which requires the measurement of all share-based payments to employees, including grants of employee stock options, using a fair-value-based method and the recording of such expense in our consolidated statements of operations. Effective January 1, 2006, we adopted the fair-value-based recognition provisions of SFAS 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. The total expense reported in 2006 related to employee stock options was $675,000. We expect this amount to increase in future years as new grants are made to existing employees and to new employees as they join the company. These additional expenses will decrease operating income and correspondingly reduce our net income in future periods.

Being a public company will increase our costs and affect our ability to attract and retain qualified board members.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the Securities and Exchange Commission and The NASDAQ Global Market, have imposed various new requirements on public companies, including requiring changes in corporate governance practices. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly.

Under the Sarbanes-Oxley Act and NASDAQ rules, we are required to maintain an independent board. If we are unable to maintain adequate directors’ and officers’ insurance, our ability to recruit and retain qualified directors, especially those directors who may be deemed independent for purposes of The NASDAQ rules, and officers will be significantly curtailed.

Our future effective tax rates could be affected by the allocation of our income among different geographic regions, which could affect our future operating results, financial condition and cash flows.

We are in the process of expanding our international operations and staff to better support our expansion into international markets. This expansion includes the implementation of an international structure that includes, among other things, a research and development cost-sharing arrangement, certain licenses and other contractual arrangements between us and our wholly-owned domestic and foreign subsidiaries. As a result of these changes, we anticipate that our consolidated pre-tax income will be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and, as a consequence, our effective income tax rate is expected to be lower than the U.S. federal statutory rate. Our future effective income tax rates could be adversely affected if tax authorities challenge our international tax structure or if the relative mix of U.S. and international income changes for any reason. Accordingly, there can be no assurance that our income tax rate will be less than the U.S. federal statutory rate.

Risks Related to this Offering and Ownership of our Common Stock

There has been no prior trading market for our common stock, and an active trading market may not develop or be sustained following this offering.

Prior to this offering, there has been no public market for our common stock, and we cannot assure you that an active trading market will develop or be sustained after this offering. The initial public offering price will be negotiated between us and representatives of the underwriters and may not be indicative of the market price of our common stock after this offering.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

Prior to this offering, our common stock has not been traded in a public market. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price may not be indicative of prices that will prevail in the trading market. The trading price of our common stock following this offering is therefore likely to be highly volatile and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control. These factors include:

•	quarterly variations in our results of operations or those of our competitors;

•	general economic conditions and slow or negative growth of related markets;

•	announcements by us or our competitors of design wins, acquisitions, new products, significant contracts, commercial relationships or capital commitments;

•	our ability to develop and market new and enhanced products on a timely basis;

•	commencement of, or our involvement in, litigation;

•	disruption to our operations;

•	the emergence of new sales channels in which we are unable to compete effectively;

•	any major change in our board of directors or management;

•	changes in financial estimates including our ability to meet our future revenue and operating profit or loss projections;

•	changes in governmental regulations; and

•	changes in earnings estimates or recommendations by securities analysts.

In addition, the stock market in general, and the market for semiconductor and other technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Such fluctuations may be even more pronounced in the trading market shortly following this offering. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our actual operating performance. These trading price fluctuations may also make it more difficult for us to use our common stock as a means to make acquisitions or to use options to purchase our common stock to attract and retain employees. In addition, in the past, following periods of volatility in the overall market and the market price of a company’s securities, securities class action litigation has often been instituted against these companies. This litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

If securities analysts or industry analysts downgrade our stock, publish negative research or reports, or do not publish reports about our business, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business and our market. If one or more analysts adversely change their recommendation regarding our stock or our competitors’ stock, our stock price would likely decline. If one or more analysts cease coverage of us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Purchasers in this offering will immediately experience substantial dilution in net tangible book value.

The initial public offering price is substantially higher than the prices paid for our common stock in the past and higher than the book value of the shares we are offering. This is referred to as dilution. Accordingly, if you purchase common stock in the offering, you will incur immediate dilution of approximately $9.01 per share in the net tangible book value per share from the price you pay for our common stock based on the assumed initial public offering price of $11.00. If the holders of outstanding stock options and warrants exercise those securities, you will incur additional dilution.

The price of our stock could decrease as a result of shares being sold in the market after this offering.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our shares to decline. Upon the completion of this offering, we will have approximately 37,979,797 shares of common stock outstanding. All of the shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended. Our directors, officers and other existing security holders will be subject to lock-up agreements described under the caption “Shares Eligible for Future Sale.” Subject to the volume and other restrictions under Rules 144 and 701 under the Securities Act, these securities will be available for sale following the expiration of these lock-up agreements. These lock-up agreements expire 180 days after the date of this prospectus or in certain circumstances up to 214 days after the date of this prospectus.

A limited number of stockholders will have the ability to influence the outcome of director elections and other matters requiring stockholder approval.

After this offering, our directors and executive officers and their affiliates will beneficially own approximately 52.3% of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors, adopting new compensation plans and approving mergers, acquisitions or other business combination transactions. This concentration of ownership may discourage, delay or prevent a change of control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Management will have broad discretion over the use of proceeds from this offering.

The net proceeds from this offering will be used for general corporate purposes, including working capital and capital expenditures as well as the repayment of approximately $4.0 million of outstanding indebtedness under one of our credit facilities and the payment of $1.9 million under a license agreement. We currently anticipate spending a portion of the net proceeds on sales and marketing activities, research and development activities, general and administrative matters and on capital expenditures. In addition, we may use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have not reserved or allocated specific amounts for these purposes and we cannot specify with certainty how we will use the net proceeds. Accordingly, our management will have considerable discretion in the application of the net proceeds and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our operating results or market value. Until the net proceeds are used, they may be placed in investments that do not produce income or that lose value.

Delaware law and our amended and restated certificate of incorporation and bylaws contain provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our amended and restated certificate of incorporation and bylaws, as they will be in effect upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the division of our board of directors into three classes;

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors or due to the resignation or departure of an existing board member;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the requirement for the advance notice of nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of our board of directors to alter our bylaws without obtaining stockholder approval;

•	the ability of the board of directors to issue, without stockholder approval, up to 10,000,000 shares of preferred stock with terms set by the board of directors, which rights could be senior to those of our common stock;

•	the elimination of the rights of stockholders to call a special meeting of stockholders and to take action by written consent in lieu of a meeting;

•	the required approval of at least 66 2/3% of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or repeal the provisions of our amended and restated certificate of incorporation regarding the election and removal of directors and the inability of stockholders to take action by written consent in lieu of a meeting; and

•	the required approval of at least a majority of the shares entitled to vote at an election of directors to remove directors without cause.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, particularly those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our amended and restated certificate of incorporation and bylaws and under Delaware law could discourage potential takeover attempts, could reduce the price that investors are willing to pay for shares of our common stock in the future and could potentially result in the market price being lower than they would without these provisions.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INDUSTRY DATA

This prospectus, particularly the sections entitled “Prospectus Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, contains forward-looking statements. All statements other than historical facts contained in this prospectus, including statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward looking statements. When used in this prospectus the words “anticipate,” “objective,” “may,” “might,” “should,” “could,” “can,” “intend,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these and similar expressions identify forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our expenses, sales and operations;

•	our operating results;

•	our customer concentration;

•	our anticipated cash needs and our estimates regarding our capital requirements and our need for additional financing;

•	our ability to anticipate the future needs of our customers;

•	our ability to achieve new design wins;

•	our plans for future products and enhancements of existing products;

•	our growth strategy and our growth rate;

•	our intellectual property, third-party intellectual property and claims related to infringement thereof; and

•	our anticipated trends and challenges in the markets in which we operate, including average selling price reductions, cyclicality in the networking industry and transitions to new process technologies.

These statements reflect our current views with respect to future events and are based on assumptions and subject to risk and uncertainties. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. While we believe our plans, intentions and expectations reflected in those forward-looking statements are reasonable, we cannot assure you that these plans, intentions or expectations will be achieved. Our actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements contained in this prospectus, including those under the heading “Risk Factors.”

All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Other than as required by applicable securities laws, we are under no obligation to update any forward-looking statement, whether as result of new information, future events or otherwise.

This prospectus also contains statistical data and estimates that we obtained from industry publications and reports generated by iSuppli. These industry publications and reports generally indicate that the information contained therein was obtained from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. Although we believe that the publications and reports are reliable, we have not independently verified the data.

Anthony Pantuso, one of our directors, is a member of the board of directors of iSuppli and a managing director of NeoCarta Associates, LLC, an investor in iSuppli, see “Principal Stockholders.” Mr. Pantuso was not involved with the preparation of any data or estimates generated by iSuppli that are referenced in this prospectus.

USE OF PROCEEDS

We estimate that our net proceeds from the sale of the common stock that we are offering will be approximately $61.5 million, assuming an initial public offering price of $11.00 per share (the midpoint of the range listed on the cover page of this prospectus), after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds would be approximately $71.1 million, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A $1.00 increase (decrease) in the assumed initial public offering price of $11.00 per share would increase (decrease) the net proceeds to us from this offering by $5.8 million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same.

We intend to use our net proceeds from this offering to pay in full the principal amount outstanding under our term loan agreement with Silicon Valley Bank and Gold Hill Ventures 03 LP. As of December 31, 2006, the principal amount outstanding was $4.0 million. Currently, the loan has an interest rate equal to 10.5% per annum and has a maturity date of June 1, 2009. We used the proceeds of this loan for working capital and other general corporate purposes.

We also intend to use our net proceeds from this offering to pay an obligation under a license agreement of $1.9 million.

We also intend to use our net proceeds from this offering for working capital and other general corporate purposes.

We may also use a portion of the proceeds to expand our current business through acquisitions of or investments in other complementary businesses, products or technologies. However, we have no negotiations, agreements or commitments with respect to any acquisitions at this time.

Pending the uses described above, we intend to invest the net proceeds in a variety of short-term, interest-bearing, investment grade securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our capital stock. Our loan and security agreements with Silicon Valley Bank and Gold Hill Ventures 03 LP limit our ability to pay dividends. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2006:

•	on an actual basis;

•	on a pro forma basis to reflect (i) the conversion of all outstanding shares of our preferred stock into shares of common stock and (ii) the reclassification of the preferred stock warrant liability to additional paid-in capital upon the conversion of these warrants to purchase shares of our convertible preferred stock into warrants to purchase shares of our common stock; and

•	on a pro forma as adjusted basis to reflect our receipt of the estimated net proceeds from our sale of 6,250,000 shares of common stock at the assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us and our use of proceeds from this offering to repay approximately $4.0 million of outstanding indebtedness under one of our credit facilities and to pay $1.9 million under a license agreement.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and the related notes, each appearing elsewhere in this prospectus.

	As of December 31, 2006
			Pro Forma
	Actual	Pro Forma	As Adjusted
	(in thousands, except share data)

Note payable	$4,000	$4,000	$
Preferred stock warrant liability	701	—	—
Mandatorily redeemable convertible preferred stock, par value $0.001: 22,935,158 shares authorized, actual, 22,364,197 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	72,437	—	—

Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized pro forma and pro forma as adjusted, no shares issued or outstanding, pro forma and pro forma as adjusted	—	—
Common stock, $0.001 par value; 40,965,057 shares authorized, 9,365,600 shares issued and outstanding, actual; 200,000,000 shares authorized, 31,729,797 shares issued and outstanding, pro forma; 200,000,000 shares authorized, 37,979,797 shares issued and outstanding, pro forma as adjusted	14	59	65
Additional paid-in capital	3,726	76,819	138,446
Accumulated deficit	(60,920)	(60,920)	(60,920)

Total stockholders’ equity (deficit)	(57,180)	15,958	77,591

Total capitalization	$23,538	$23,538	$77,591

The table above excludes the following shares:

•	4,221,404 shares of common stock issuable upon exercise of options outstanding as of December 31, 2006, at a weighted average exercise price of $2.05 per share;

•	102,976 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of December 31, 2006, at a weighted average exercise price of $4.49 per share;

•	5,000,000 shares of common stock reserved for issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma net tangible book value per share of our common stock after this offering. As of December 31, 2006, our pro forma net tangible book value was $14.1 million, or $0.44 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2006, after giving effect to the conversion of our preferred stock into common stock. After giving effect to our sale in this offering of 6,250,000 shares of our common stock at the assumed initial public offering price of $11.00 per share, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2006 would have been approximately $75.7 million, or $1.99 per share of our common stock. This represents an immediate increase of net tangible book value of $2.04 per share to our existing stockholders and an immediate dilution of $9.01 per share to investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$11.00
Pro forma net tangible book value per share as of December 31, 2006, before giving effect to this offering	$0.44
Increase in pro forma net tangible book value per share attributable to investors purchasing shares in this offering	1.55

Pro forma net tangible book value per share after giving effect to this offering		1.99

Dilution in pro forma net tangible book value per share to investors in this offering		$9.01

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share after giving effect to this offering would be $2.19 per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $8.81 per share.

The following table summarizes, as of December 31, 2006, the differences between the number of shares of common stock purchased from us, after giving effect to the conversion of our preferred stock into common stock, the total cash consideration paid and the average price per share paid by our existing stockholders and by our new investors purchasing stock in this offering at the assumed initial public offering price of $11.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share

Existing stockholders	31,729,797	83.5%	$71,475,000	51.0%	$2.25
New investors	6,250,000	16.5	68,750,000	49.0	11.00

Total	37,979,797	100%	140,225,000	100%

If the underwriters exercise their over-allotment option in full, our existing stockholders would own 81.5% and our new investors would own 18.5% of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $71.5 million, or 47.5%, and the total consideration paid by our new investors would be $79.1 million, or 52.5%.

The above discussion and tables also assume no exercise of any outstanding stock options or warrants except as set forth above. As of December 31, 2006, there were:

•	102,976 shares of common stock issuable upon exercise of warrants to purchase common stock and preferred stock outstanding as of December 31, 2006, at a weighted average exercise price of $4.49 per share; and

•	4,221,404 shares of common stock issuable upon the exercise of outstanding options, at a weighted average exercise price of $2.05 per share; and

•	5,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under this plan.

If all of these options and warrants were exercised, then our existing stockholders, including the holders of these options and warrants, would own 85.2% and our new investors would own 14.8% of the total number of shares of our common stock outstanding upon completion of this offering. The total consideration paid by our existing stockholders would be $80,861,240, or 54.0%, and the total consideration paid by our new investors would be $68,750,000, or 46.0%. The average price per share paid by our existing stockholders would be $2.24 and the average price per share paid by our new investors would be $11.00.

SELECTED CONSOLIDATED FINANCIAL DATA

We present below our selected consolidated financial data. The selected consolidated statement of operations data for each of the years ended December 31, 2004, 2005 and 2006, and the selected consolidated balance sheet data as of December 31, 2005 and 2006, have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated statement of operations data for each of the two years ended December 31, 2002 and 2003, and the selected consolidated balance sheet data as of December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements that are not included in this prospectus. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes, each included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in any future period. The pro forma net loss per common share data is computed using the weighted average number of shares of common stock outstanding, after giving effect to the conversion (using the if-converted method) of all shares of our convertible preferred stock into common stock as though the conversion had occurred on the original dates of issuance.

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands, except share and per share data)

Consolidated Statements of Operations Data:
Revenue	$632	$2,433	$7,411	$19,377	$34,205
Cost of revenue(1)(2)	209	773	3,080	7,865	13,092

Gross profit	423	1,660	4,331	11,512	21,113

Operating expenses:
Research and development(2)	9,167	9,970	12,010	16,005	18,651
Sales, general and administrative(2)	2,118	2,745	3,752	6,840	10,058

Total operating expenses	11,285	12,715	15,762	22,845	28,709

Loss from operations	(10,862)	(11,055)	(11,431)	(11,333)	(7,596)

Other income (expense), net:
Interest expense	(263)	(47)	(388)	(183)	(707)
Warrant revaluation expense	—	—	—	(411)	(467)
Interest income	105	97	86	355	345

Total other income (expense), net	(158)	50	(302)	(239)	(829)

Loss before income tax expense and cumulative effect of change in accounting principle	(11,020)	(11,005)	(11,733)	(11,572)	(8,425)
Income tax expense	—	—	—	—	(560)

Loss before cumulative effect of change in accounting principle	(11,020)	(11,005)	(11,733)	(11,572)	(8,985)
Cumulative effect of change in accounting principle	—	—	—	(100)	—

Net loss	$(11,020)	$(11,005)	$(11,733)	$(11,672)	$(8,985)

Net loss per common share, basic and diluted	$(3.37)	$(2.14)	$(1.82)	$(1.59)	$(1.11)
Shares used in computing basic and diluted net loss per common share	3,274,130	5,130,794	6,459,050	7,318,607	8,065,995
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)					29,631,993
Pro forma net loss per common share, basic and diluted (unaudited)					$(0.29)

(1)	Includes acquired intangible asset amortization of (in thousands) $254, $1,007 and $1,116 in the years ended December 31, 2004, 2005 and 2006, respectively.

(2)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Cost of revenue	$—	$—	$—	$—	$9
Research and development	—	—	—	10	396
Sales, general and administrative	—	—	85	75	340

Total stock-based compensation expense	$—	$—	$85	$85	$745

	December 31,
	2002	2003	2004	2005	2006
	(in thousands)

Consolidated Balance Sheet Data:
Cash and cash equivalents	$7,003	$11,384	$18,381	$7,879	$10,154
Working capital	6,017	11,198	17,718	6,160	11,689
Total assets	7,881	17,991	28,731	20,219	29,962
Preferred Stock Warrant Liability	—	—	—	1,184	701
Capital lease and technology license obligations	—	—	—	3,087	3,580
Note payable	—	—	—	—	4,000
Other non-current liabilities	—	—	—	74	39
Convertible preferred stock	23,520	41,494	62,339	61,820	72,437
Common stock and additional paid-in capital	433	477	641	1,261	3,740
Total stockholders’ equity (deficit)	$(17,179)	$(28,530)	$(39,776)	$(50,674)	$(57,180)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes appearing elsewhere in this prospectus. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are a provider of highly integrated semiconductor products that enable intelligent processing for networking, communications and security applications. We market and sell our products to providers of networking equipment that sell their products into the enterprise network, data center, broadband and consumer, and access and service provider markets. Our products are used in a broad array of networking equipment, including routers, switches, content-aware switches, UTM and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, WLAN and 3G access and aggregation devices, storage networking equipment, servers and intelligent network interface cards. We focus our resources on the design, sales and marketing of our products, and outsource the manufacturing of our products.

From our incorporation in 2000 through 2003, we were primarily engaged in the design and development of our first processor family, NITROX, which we began shipping commercially in 2003. In 2004, we introduced and commenced commercial shipments of NITROX Soho. In 2006, we commenced our first commercial shipments of our OCTEON family of multi-core MIPS64 processors. In addition, we introduced a number of new products within all three of these product families in 2006. Since inception, we have invested heavily in new product development and have not yet achieved profitability on a quarterly or annual basis. Our revenue has grown from approximately $7.4 million in 2004 to approximately $34.2 million in 2006, driven primarily by demand in the enterprise network and data center markets. We expect sales of our products for use in the enterprise network and data center markets to continue to represent a substantial portion of our revenue in the foreseeable future.

We primarily sell our products to OEMs, either directly or through their contract manufacturers. Contract manufacturers purchase our products only when an OEM incorporates our product into the OEM’s product, not as commercial off-the-shelf products. Our customers’ products are complex and require significant time to define, design and ramp to volume production. Accordingly, our sales cycle is long. This cycle begins with our technical marketing, sales and field application engineers engaging with our customers’ system designers and management, which is typically a multi-month process. If we are successful, a customer will decide to incorporate our product in its product, which we refer to as a design win. Because the sales cycles for our products are long, we incur expenses to develop and sell our products, regardless of whether we achieve the design win and well in advance of generating revenue, if any, from those expenditures. We do not have long-term purchase commitments from any of our customers, as sales of our products are generally made under individual purchase orders. However, once one of our products is incorporated into a customer’s design, it is likely to remain designed in for the life cycle of its product. We believe this to be the case because a redesign would generally be time consuming and expensive. We have experienced revenue growth due to an increase in the number of our products, an expansion of our customer base, an increase in the number of average design wins within any one customer and an increase in the average revenue per design win.

Key Business Metrics

Design Wins.  We closely monitor design wins by customer and end market on a periodic basis. We consider design wins to be a key ingredient in our future success, although the revenue generated by each design can vary significantly. Our long-term sales expectations are based on internal forecasts from specific customer design wins based upon the expected time to market for end customer products deploying our products and associated revenue potential.

Pricing and Margins.  Pricing and margins depend on the features of the products we provide to our customers. In general, products with more complex configurations and higher performance tend to be priced higher and have higher gross margins. These configurations tend to be used in high performance applications that are focused on the enterprise network, data center, and access and service provider markets. We tend to experience price decreases over the life cycle of our products, which can vary by market and application. In general, we experience less pricing volatility with customers that sell to the enterprise and data center markets.

Sales Volume.  A typical design win can generate a wide range of sales volumes for our products, depending on the end market demand for our customers’ products. This can depend on several factors, including the reputation, market penetration, the size of the end market that the product addresses, and the marketing and sales effectiveness of our customer. In general, our customers with greater market penetration and better branding tend to develop products that generate larger volumes over the product life cycle. In addition, some markets generate large volumes if the end market product is adopted by the mass market.

Customer Product Life Cycle.  We typically commence commercial shipments from nine months to three years following the design win. Once our product is in production, revenue from a particular customer may continue for several years. We estimate our customers’ product life cycles based on the customer, type of product and end market. In general, products that go into the enterprise network and data center take longer to reach volume production but tend to have longer lives. Products for other markets, such as broadband and consumer, tend to ramp relatively quickly, but generally have shorter life cycles. We estimate these life cycles based on our management’s experience with providers of networking equipment and the semiconductor market as a whole.

Results of Operations

Revenue.  Our revenue consists primarily of sales of our semiconductor products to providers of networking equipment and their contract manufacturers and through distributors. Initial sales of our products for a new design are usually made directly to providers of networking equipment as they design and develop their product. Once their design enters production, they often outsource their manufacturing to contract manufacturers that purchase our products directly from us or from our distributors. We price our products based on market and competitive conditions and periodically reduce the price of our products, as market and competitive conditions change, and as manufacturing costs are reduced. We do not experience different margins on direct sales to providers of networking equipment and indirect sales through contract manufacturers because in all cases we negotiate product pricing directly with the providers of networking equipment. To date, all of our revenue has been denominated in U.S. dollars.

We also derive revenue in the form of license and maintenance fees through licensing our software products which help our customers build products around our SoCs in a more time and cost efficient manner. Revenue from such arrangements totaled $0, $181,000 and $740,000, in 2004, 2005 and 2006, respectively.

Our customers representing greater than 10% of revenue since 2004 were:

	Year Ended December 31,
	2004	2005	2006

F5 Networks	12%	19%	21%
Cisco	*	*	18
SonicWALL	*	12	*
Yamaha	18	11	*

*	Represents less than 10%.

Our distributors are used primarily to support international sale logistics in Asia, including importation and credit management. Total revenue through distributors was $2.5 million, $6.2 million and $10.5 million in 2004, 2005 and 2006, respectively, which accounted for 33.0%, 32.0% and 31.0% of revenue, respectively. While we have purchase agreements with our distributors, the distributors do not have long-term contracts with any of the equipment providers. Our distributor agreements limit the distributor’s ability to return product up to a portion of purchases in the preceding quarter. Given our experience, along with our distributors’ limited contractual return rights, we believe we can reasonably estimate expected returns from our distributors. Accordingly, we recognize sales through distributors at the time of shipment, reduced by our estimate of expected returns.

The following table is based on the geographic location of the original equipment manufacturers or the distributors who purchased our products. For sales to our distributors, their geographic location may be different from the geographic locations of the ultimate end customers. Sales by geography for the periods indicated were:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

United States	$3,857	$10,292	$19,483
Taiwan	1,275	3,085	7,403
Japan	1,662	3,517	2,612
Other countries	617	2,483	4,707

Total	$7,411	$19,377	$34,205

Cost of Revenue and Gross Margin.  We outsource wafer fabrication, assembly and test functions of our products. A significant portion of our cost of revenue consists of payments for the purchase of wafers and for assembly and test services. To a lesser extent, cost of revenue includes expenses relating to our internal operations that manage our contractors, the cost of shipping and logistics, royalties, inventory valuation charges taken for excess and obsolete inventory, warranty costs and changes in product cost due to changes in sort, assembly and test yields. In general, our cost of revenue associated with a particular product declines over time as a result of yield improvements, primarily associated with design and test enhancements.

We use third-party foundries and assembly and test contractors, which are primarily located in Asia, to manufacture, assemble and test our semiconductor products. We purchase processed wafers on a per wafer basis from our fabrication suppliers, which are currently TSMC and UMC. We also outsource the sort, assembly, final testing and other processing of our product to third-party contractors, primarily ASE and ISE. We negotiate wafer fabrication on a purchase order basis and do not have long-term agreements with any of our third-party contractors. A significant disruption in the operations of one or more of these contractors would impact the production of our products which could have a material adverse effect on our business, financial condition and results of operations.

Cost of revenue also includes amortized costs related to certain acquired technology assets in 2004 and 2005. In August 2004, we acquired certain assets of Brecis Communications Corporation, which included the purchase of its secure communication processor product line. We capitalized a total of $2.3 million of developed technology and are amortizing that amount on a straight line basis over the expected useful life of three years. In April 2005, we acquired Menlo Logic, LLC, which included the purchase of technology used for secure communication. We capitalized a total of $1.1 million of developed technology and are amortizing that amount on a straight line basis over the expected life of three years. The total estimated purchase price was allocated to tangible and identifiable intangible assets and liabilities assumed based on their estimated fair value. The total intangible assets amortization expense included in cost of revenue was $254,000, $1.0 million, $1.1 million in 2004, 2005 and 2006, respectively.

In addition, we incur costs for the fabrication of masks used by our contract manufacturers to manufacture wafers that incorporate our products. The cost of fabrication mask sets are expected to increase as we transition from a 130-nanometer to a 90-nanometer process in our next-generation products beginning in 2007. During the year ended December 31, 2006, we capitalized $694,000 of mask costs. We depreciate the cost of fabrication masks that we reasonably expect to use for production manufacturing. We depreciate those costs over a 12-month period and include them in cost of revenue. The balance of capitalized mask costs at December 31, 2006 was $559,000. As our products mature and there is increasing assurance that any particular product design will likely go into production, we anticipate that a larger percentage of our total mask costs will be capitalized and amortized to cost of revenue.

Our revenue, cost of revenue, gross profit and gross margin for 2004, 2005 and 2006 were:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Revenue	$7,411	$19,377	$34,205
Cost of revenue	3,080	7,865	13,092

Gross profit	$4,331	$11,512	$21,113

Gross margin	58.4%	59.4%	61.7%

Our gross margin has been and will continue to be affected by a variety of factors, including average sales prices of our products, the product mix, the timing of cost reductions for fabricated wafers and assembly and test service costs, inventory valuation charges and the timing and changes in sort, assembly and test yields. Overall product margin is impacted by the mix between higher performance, higher margin products and lower performance, lower margin products. In addition, we typically experience lower yields and higher associated costs on new products, which improve as production volumes increase.

Research and Development Expenses.  Research and development expenses primarily include personnel costs, the cost of fabrication masks for prototype products, MIPS architecture license fees, engineering design development software and hardware tools, allocated facilities expenses and depreciation of equipment used in research and development and, beginning in 2006, stock based compensation under SFAS 123(R).

The cost of masks used for development purposes are charged to research and development expenses. We incurred total development fabrication mask costs of $0.6 million, $1.1 million and $1.2 million in 2004, 2005 and 2006, respectively. As our product processes continue to mature and as we develop more history and experience, we expect that, in the future, a lesser percentage of mask costs will be charged to research and development expense and more will be used directly for production manufacturing and as a result charged to cost of revenue.

We expect research and development expenses to continue to increase in total dollars although we expect these expenses to generally decrease as a percentage of revenue. Additionally, as a percentage of revenue, these costs fluctuate from one period to another. Total research and development expenses during the last three years were:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Research and development expenses	$12,010	$16,005	$18,651
Percent of revenue	162.1%	82.6%	54.5%

Sales, General and Administrative Expenses.  Sales, general and administrative expenses primarily include personnel costs, accounting and legal fees, information systems, sales commissions, trade shows, marketing programs, depreciation, allocated facilities expenses and, beginning in 2006, stock based compensation under SFAS 123(R). We plan to continue to increase the size of our sales and marketing organization to enable us to expand into existing and new markets. We also plan to continue to invest in expanding our domestic and international sales and marketing activities and building brand awareness. We expect that after this offering, we will incur significant additional, accounting and legal compliance costs as well as additional insurance, and investor relations and other costs associated with being a public company. We expect sales, general and administrative expenses to increase significantly in absolute dollars and will generally decrease as a percentage of revenue in the future due to our expected growth and economies of scale. Total sales, general and administrative costs during the last three years were:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Sales, general and administrative expenses	$3,752	$6,840	$10,058
Percent of revenue	50.6%	35.3%	29.4%

Other Income (Expense), Net.  Other income (expense), net primarily includes interest income on cash, cash equivalents and marketable securities balances and interest expense on our outstanding debt. It also includes net adjustments we made to record our preferred stock warrants at fair value in accordance with FSP 150-5. We adopted FSP 150-5 and accounted for the related cumulative effect of the change in accounting principle on July 1, 2005. Upon the closing of this offering, these warrants will convert into warrants to purchase shares of our common stock and, as a result, are not expected to result in future charges following the offering.

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Interest expense	(388)	(183)	(707)
Warrant revaluation expense	—	(411)	(467)
Interest income	$86	$355	$345

Other income (expense), net	$(302)	$(239)	$(829)

Provision for Income Taxes.  As of December 31, 2006, we had federal and state net operating loss carryforwards of approximately $29.6 million and $45.3 million, respectively. These federal and state net operating loss carryforwards will expire commencing in 2022 and 2008, respectively. We also have federal and state research and development tax credit carryforwards of approximately $2.3 million and $2.1 million, respectively. The federal and state tax credit carryforwards will expire commencing in 2021 and 2018, respectively, except for the California research tax credits which carry forward indefinitely. Utilization of these net operating loss and tax credit carryforwards may be subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended, and analogous provisions of state tax laws, that are applicable if we have experienced an “ownership change” in the past, or if an ownership change occurs in the future, for example, as a result of this offering aggregated with certain other sales of our stock before or after this offering.

We are in the process of expanding our international operations and staff to better support our expansion into international markets. This expansion includes the implementation of an international structure that includes, among other things, a research and development cost-sharing arrangement, certain licenses and other contractual arrangements between us and our wholly-owned domestic and foreign subsidiaries. Our foreign subsidiaries have acquired certain rights to exploit our existing intellectual property and intellectual property that we develop or license in the future. The existing rights were transferred for an initial payment. As a result of these changes and an expanding customer base in Asia, we expect that an increasing percentage of our consolidated pre-tax income will be derived from, and reinvested in, our Asian operations. We anticipate that this pre-tax income will be subject to foreign tax at relatively lower tax rates when compared to the U.S. federal statutory tax rate and as a consequence, our effective income tax rate is expected to be lower than the U.S. federal statutory rate.

     Fiscal 2006 Compared to Fiscal 2005

Revenue.  Our revenue was $34.2 million in 2006 as compared to $19.4 million in 2005, an increase of 76.3%. The majority of the increase in sales from 2005 to 2006 related to an increase in sales of $12.1 million to existing customers, which were primarily as a result of new design wins reaching commercial production. In each of 2005 and 2006, a substantial majority of our sales were to customers that sell into the enterprise network and data center markets. In 2006, we derived 31.0% of our revenue from indirect channels compared to 32.0% in 2005.

Gross Margin.  Gross margin increased 2.3 percentage points to 61.7% in 2006 from 59.4% in 2005. The increase in gross margin in 2006 compared to 2005 was primarily due to a shift in product mix to more complex, higher performance products which generally have higher margins. In addition, manufacturing costs improved during 2006 due to lower unit wafer, assembly and test costs.

Research and Development Expenses.  Research and development expenses increased $2.7 million, or 16.9%, to $18.7 million in 2006 from $16.0 million in 2005. The increase included higher salaries and benefit expenses of $2.1 million and stock based compensation expenses of $0.4 million. Research and development headcount increased to 104 at the end of 2006 from 86 at the end of 2005.

Sales, General and Administrative Expenses.  Sales, general and administrative expenses increased $3.2 million, or 47.1%, to $10.0 million in 2006 from $6.8 million in 2005. Of the $3.2 million increase, salaries, benefits and commissions accounted for $1.7 million, accounting and legal fees and other services accounted for $0.6 million, stock-based compensation expense accounted for $0.3 million, and depreciation and allocated facilities accounted for $0.1 million. Accounting and legal fees were primarily the result of the development and implementation of our international structure and efforts to prepare to become a public company. Sales, general and administrative headcount increased to 47 at the end of 2006 from 36 at the end of 2005.

Income Tax Expense.  Income tax expense increased $0.6 million to net expense of $0.6 million in 2006 from $0 in 2005. The increase is due to an income tax provision of $0.6 million related to alternative minimum tax on profit in connection with establishing our international structure.

Other Income (Expense), Net.  Other income (expense), net increased $0.6 million to net expense of $0.8 million in 2006 from net expense of $0.2 million in 2005. The increase was primarily due to an increase in interest expense, which was attributable to the $4.0 million drawn against a term loan line of credit in June 2006.

     Fiscal 2005 Compared to Fiscal 2004

Revenue.  Our revenue was $19.4 million in 2005 as compared to $7.4 million in 2004, an increase of 162.2%. This increase was primarily due to increased sales of NITROX products to existing and new customers primarily for their enterprise network and data center products. In 2005, we derived 32.0% of our revenue from indirect channels compared to 33.3% in 2004.

Gross Margin.  Gross margin increased modestly to 59.4% in 2005, from 58.1% in 2004, primarily due to a product mix shift toward our more complex, higher performance products, which tend to have higher margins.

Research and Development Expenses.  Research and development expenses increased $4.0 million, or 33.3%, to $16.0 million in 2005 from $12.0 million in 2004. Product prototype, depreciation and other product development costs accounted for $1.8 million, salaries and benefit expenses accounted for $1.1 million, and facilities expenses and consulting services fees accounted for $0.9 million of the increase. Research and development headcount increased to 86 at the end of 2005 from 72 at the end of 2004.

Sales, General and Administrative Expenses.  Sales, general and administrative expenses increased $3.1 million, or 81.6%, to $6.8 million in 2005 from $3.8 million in 2004. Salaries, benefits and commissions accounted for $1.7 million of the increase, while facilities expenses, professional services fees and travel accounted for $1.4 million of the increase. Sales, general and administrative headcount increased to 36 at the end of 2005 from 25 at the end of 2004.

Other Income (Expense), Net.  Other income (expense), net decreased to net expense of $0.2 million in 2005 from net expense of $0.3 million in 2004. The decrease was primarily due to an increase in interest income, offset by $0.4 million in warrant revaluation expense recognized in accordance with FSP 150-5.

Quarterly Results of Operations

The following table sets forth our unaudited consolidated statements of operations data for each of the eight quarters in the period ended December 31, 2006. The quarterly data have been prepared on the same basis as the audited consolidated financial statements included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and related notes included elsewhere in this prospectus. We anticipate that the rate of new orders may vary significantly from quarter to quarter. Consequently, if anticipated sales and shipments in any quarter do not occur when expected, expenses and inventory levels could be disproportionately high, and our operating results for that quarter and future quarters may be adversely affected. In addition, because of our limited operating history and the rapidly evolving nature of our business, we believe that period-to-period comparisons of revenue and operating results, including gross margin and operating expenses as a percentage of total revenue, are not necessarily meaningful and should not be relied upon as indications of future performance. Although we have experienced significant percentage growth in revenue, we do not believe that our historical growth rates are likely to be sustainable or necessarily indicative of future growth.

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(in thousands, except per share data)

Revenue	$3,538	$4,284	$5,428	$6,127	$7,049	$8,099	$9,187	$9,870
Cost of revenue(1)(2)	1,479	1,839	2,220	2,327	2,622	3,135	3,878	3,457

Gross profit	2,059	2,445	3,208	3,800	4,427	4,964	5,309	6,413

Operating expenses:
Research and development(2)	3,325	3,906	3,941	4,833	5,120	4,939	4,224	4,368
Sales, general and administrative(2)	1,547	1,591	1,760	1,942	2,154	2,799	2,594	2,511

Total operating expenses	4,872	5,497	5,701	6,775	7,274	7,738	6,818	6,879

Loss from operations	(2,813)	(3,052)	(2,493)	(2,975)	(2,847)	(2,774)	(1,509)	(466)

Other income (expense), net:
Interest expense	(72)	(23)	(37)	(51)	(85)	(199)	(271)	(152)
Warrant revaluation expense	—	—	(42)	(369)	(151)	(152)	(13)	(151)
Interest income	125	92	89	49	81	36	117	111

Total other income (expense), net	53	69	10	(371)	(155)	(315)	(167)	(192)

Loss before income tax expense and cumulative effect of change in accounting principle	(2,760)	(2,983)	(2,483)	(3,346)	(3,002)	(3,089)	(1,676)	(658)
Income tax expense	—	—	—	—	(2)	—	—	(558)

Loss before cumulative effect of change in accounting principle	(2,760)	(2,983)	(2,483)	(3,346)	(3,004)	(3,089)	(1,676)	(1,216)
Cumulative effect of change in accounting principle	—	—	(100)	—	—	—	—	—

Net loss	$(2,760)	$(2,983)	$(2,583)	$(3,346)	$(3,004)	$(3,089)	$(1,676)	$(1,216)
Net loss per common share, basic and diluted	$(0.40)	$(0.42)	$(0.34)	$(0.44)	$(0.38)	$(0.38)	$(0.20)	$(0.14)

(1)	Includes amortization of acquired technology as follows:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005	2006	2006	2006	2006

Amortization of acquired technology	$191	$258	$279	$279	$279	$279	$279	$279

(2)	Includes stock-based compensation expense as follows:

	Quarter Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2005	2005	2005	2005	2006	2006	2006	2006
	(in thousands)

Cost of revenue	$—	$—	$—	$—	$—	$3	$3	$3
Research and development	1	1	1	7	19	122	122	133
Sales, general and administrative	27	7	19	22	39	85	101	115

Total stock-based compensation expense	$28	$8	$20	$29	$58	$210	$226	$251

Revenue has increased sequentially in each of the quarters presented due to increases in the number of products sold to new and existing customers, ongoing development of indirect sales channels, and international expansion. This has led to an increase in sales primarily into the enterprise network and data center markets. To date, we have not experienced any material impact from any seasonal effects on an annual or quarterly basis.

Gross margin percentages have fluctuated from quarter to quarter due to changing selling prices, product mix and manufacturing costs. The gross margin percentage in the third quarter of 2006 decreased from that in the second quarter, due to costs associated with the initial increase in production costs attributed with new product development. The gross margin percentage increased from the third quarter of 2006 to the fourth quarter of 2006 due to improved yield and reduced costs associated with new products. If our mix changes toward lower margin products or if we are required due to competitive reasons to reduce pricing without a corresponding decrease in costs, our margins could decrease in the future.

Operating expenses have generally increased in each of the quarters presented as we continued to add personnel and related costs increased to accommodate the growth in our business. Research and development expenses in each of the first two quarters of 2006 were significantly impacted by wafer fabrication mask expenses associated with new product development. Sales, general and administrative expenses in the second quarter of 2006 included higher accounting and legal costs related to the development and implementation of our international structure and efforts to prepare to become a public company.

Liquidity and Capital Resources

Since our inception, we have funded our operations using a combination of issuances of convertible preferred stock, cash collections from customers, a working capital line of credit and term loan and cash received from the exercise of employee stock options. As of December 31, 2006, we had cash and cash equivalents of $10.1 million, and a total of $4.0 million outstanding under our term loan.

In October 2005, we entered into a Loan and Security Agreement with Silicon Valley Bank to provide a revolving line of credit for $6.0 million collateralized by eligible receivables and all of our other assets except intellectual property. Borrowings under the revolving line of credit bear interest at the bank’s prime rate plus an applicable margin based on certain financial ratios of the company at the borrowing date. The applicable rate of interest under the revolving line of credit was 10.5% as of December 31, 2006. The accounts receivable line of credit was due to expire on January 5, 2007, but on January 25, 2007, we entered into a loan modification agreement that extended the term of this credit facility through July 4, 2008.

In October 2005, we also entered into a Term Loan and Security Agreement with Silicon Valley Bank that provided a $4.0 million term loan line of credit. The credit line was secured by all of our other assets except intellectual property. Upon entering into the Term Loan and Security Agreement, we issued warrants to purchase a total of 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share.

In June 2006, we borrowed $4.0 million against this term loan line of credit. Concurrently, we issued additional warrants to purchase 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share as discussed in Note 9 of the consolidated financial statements. On October 24, 2006, we entered into the First Amendment to the Term Loan and Security Agreement. The amendment reduced the interest rate on the term loan to a fixed rate of 10.5%, effective November 1, 2006. In addition, it eliminated the Gold Hill prepayment fee and final payment fee.

Following is a summary of our working capital, cash, and cash equivalents at the end of each of the last three years.

	As of December 31,
	2004	2005	2006
	(in thousands)

Working capital	$18,322	$6,160	$11,689
Cash and cash equivalents	$18,381	$7,879	$10,154

The following table shows our cash flows from operating activities, investing activities and financing activities for each of the last three years:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Net cash used in operating activities	$(10,522)	$(7,955)	$(7,819)
Net cash used in investing activities	(2,283)	(2,608)	(2,075)
Net cash provided by financing activities	19,802	61	12,169

Cash Flows from Operating Activities

Net cash used in operating activities was $10.5 million, $8.0 million and $7.8 million in 2004, 2005 and 2006, respectively. Net cash used in operating activities in 2006 primarily consisted of our net loss of $9.0 million and an increase of $3.4 million in accounts receivable balance, primarily driven by higher revenue and an increase of $2.9 million in inventories as we continued to increase production in order to meet increased customer demand, offset by depreciation and amortization expense of $5.0 million and an increase in accrued liabilities of $1.1 million.

Net cash used in operating activities in 2004 and 2005 primarily consisted of our net losses of $11.7 million and $11.7 million, respectively, and an increase of $795,000 and $2.1 million, respectively, in accounts receivable balances, offset by depreciation and amortization of $2.1 million and $3.3 million, respectively, and an increase in accrued liabilities of $420,000 and $1.3 million, respectively. For 2004, inventories increased by $1.1 million as we continued to increase production in order to meet the increased customer demand. There was no change in inventories in 2005. The increase in accounts receivable balances were generally due to higher revenue and the increase in accrued liabilities were primarily due to growth in accrued compensation and benefits associated with increases in our headcount each year.

Cash Flows from Investing Activities

Net cash used in investing activities was $2.3 million, $2.6 million and $2.1 million in 2004, 2005 and 2006, respectively. Net cash flows used in investing activities primarily relate to acquisitions in 2004 and 2005, as well as capital expenditures in each year to support product development and general growth.

Cash Flows from Financing Activities

Net cash provided by financing activities was $19.8 million, $0.1 million and $12.2 million in 2004, 2005 and 2006, respectively. Between December 2004 and February 2005, we sold our Series D preferred stock for net proceeds of $20.7 million. There was no additional financing activity in 2005. In August and October 2006, we sold additional shares of Series D preferred stock for net proceeds of $9.0 million. In addition, shareholders exercised Series B and Series D preferred stock warrants during the year for net proceeds of $0.8 million. We had no net borrowing in 2004 and 2005. In 2006, we made net borrowings of $4.0 million under our term loan agreement.

We believe that our $10.1 million of cash and cash equivalents at December 31, 2006, the extension of our $6.0 million line of credit and expected cash flow from operations will be sufficient to fund our projected operating requirements for at least twelve months. However, we may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirements will depend on many factors, including our rate of revenue growth, the expansion of our engineering, sales and marketing activities, the timing and extent of our expansion into new territories, the timing of introductions of new products and enhancements to existing products and the continuing market acceptance of our products. Although we currently are not a party to any agreement or letter of intent with respect to potential material investments in, or acquisitions of, complementary businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Indemnities

In the ordinary course of business, we have entered into agreements with customers that include indemnity provisions. Based on historical experience and information known as of December 31, 2006, we believe our exposure related to the above indemnities at December 31, 2006 is not material. In the ordinary course of business, we also enter into indemnification agreements with our officers and directors and our certificate of incorporation and bylaws include similar indemnification obligations to our officers and directors. It is not possible to determine the amount of our liability related to these indemnification agreements and obligations to our officers and directors due to the limited history of prior indemnification claims and the unique facts and circumstances involved in each particular agreement.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Contractual Obligations

The following table describes our commitments to settle contractual obligations in cash as of December 31, 2006:

	Payments Due By Period
	Less Than	1 to 2	3 to 5	More Than
	1 Year	Years	Years	5 Years	Total
	(in thousands)

Operating leases	$935	$685	$88	$23	$1,731
Capital lease and technology license obligations	2,747	1,073	—	—	3,820
Purchase commitments	5,009	—	—	—	5,009
Notes payable	1,474	2,526	—	—	4,000

Total	$10,165	$4,284	$88	$23	$14,560

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles, or GAAP. These accounting principles require us to make certain estimates and judgments that can affect the reported amounts of assets and liabilities as of the dates of the consolidated financial statements, the disclosure of contingencies as of the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the periods presented. Although we believe that our judgments and estimates are reasonable under the circumstances, actual results may differ from those estimates.

We believe the following to be our critical accounting policies because they are important to the portrayal of our financial condition and results of operations and they require critical management judgments and estimates about matters that are uncertain:

•	revenue recognition;

•	product warranty accrual;

•	stock-based compensation;

•	estimation of fair value of warrants to purchase convertible preferred stock;

•	inventory valuation; and

•	accounting for income taxes.

If actual results or events differ materially from those contemplated by us in making these estimates, our reported financial condition and results of operations for future periods could be materially affected. See “Risk Factors” for certain matters that may affect our future financial condition or results of operations.

Revenue Recognition

We derive our revenue primarily from sales of semiconductor products. We recognize revenue from product sales when persuasive evidence of an arrangement exists, delivery has occurred, the fee is deemed fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. Our fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is often memorialized with a customer purchase order. Our agreements with non-distributor customers do not include rights of return or acceptance provisions. We assess the ability to collect from our customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If the customers are not deemed credit worthy, we defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. No such revenue was deferred in 2004, 2005 or 2006, respectively.

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. We generally recognize revenue at the time of shipment to our customers. Our revenue consists primarily of sales of our products to providers of networking equipment, their contract manufacturers or to our distributors. Initial sales of our products for a new design are usually made directly to providers of networking equipment as they design and develop their product. Once their design enters production, they often outsource their manufacturing to contract manufacturers that purchase our products directly from us or from our international distributors.

We have entered into certain distributor agreements where we grant to distributors limited rights of returns and price protection. Revenue from sales to distributors is recognized upon shipment if we conclude that we can reasonably estimate the credits for returns and price adjustments issuable. Revenue from sales to distributors is deferred if we grant more than limited rights of returns and price credits or if we cannot reasonably estimate the level of returns and credits issuable. Reserves are provided for estimated returns relating to rights of return and other credits for price protection, at the time of shipment, based on our historical pattern of returns and pricing credits of sales recognized upon shipment. If actual results differ from our estimates, operating results could be adversely affected.

We also derive revenue in the form of license and maintenance fees through licensing our software products. Revenue from such arrangements totaled $0, $181,000 and $740,000, in fiscal 2004, 2005 and 2006, respectively. The value of any support services is recognized as services revenue on a straight-line basis over the term of the related support period, which is typically one year. Deferred revenue was $220,000 and $628,000 as of December 31, 2005 and 2006, respectively.

Warranty Accrual

Our products are subject to warranties of one year and we provide for the estimated future costs of replacement upon shipment of the product in the accompanying statements of operations. Our warranty accrual is estimated based on historical claims compared to historical revenue and assumes that we have to replace products subject to a claim.

Stock-Based Compensation

In 2006, the fair value of our common stock was determined based on quarterly valuations obtained by us on a contemporaneous basis. Given the absence of an active market for our common stock, our board of directors was required to estimate the fair value of our common stock for purposes of determining stock-based compensation expense. Our board of directors considered objective and subjective factors in determining the estimated value of our common stock on each option grant date, including the timing of the grant in relation to previous valuation dates, the prices for our convertible preferred stock sold to outside investors in arms-length transactions, the rights, preferences and privileges of that convertible preferred stock relative to those of our common stock, our stage of development and revenue growth, the hiring of key personnel, the likelihood of achieving a liquidity event, such as our initial public offering or sale, for the shares of common stock underlying the options given prevailing market conditions, and valuations conducted by independent valuation consultants.

During 2006, in estimating the fair value of our common stock our board of directors relied heavily upon the valuations made by Duff & Phelps, LLC, an independent valuation firm. The Company engaged Duff & Phelps, LLC in September 2005 to perform valuations of its common stock and convertible preferred stock at least quarterly. Duff & Phelps, LLC used an income approach to estimate the aggregate enterprise value of the Company at each valuation date. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on our expected operating performance over the forecast period.

Duff & Phelps, LLC allocated the aggregate implied enterprise value that it estimated to the shares of our preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing was based on the plans of our board of directors and management. Duff & Phelps, LLC estimated the volatility of our stock based on available information on the volatility of stocks of publicly traded companies in our industry.

During 2006, we granted options to purchase our common stock at dates that generally fell between the dates of the valuations performed by Duff & Phelps, LLC. In those instances, we granted awards with an exercise price equal to the per-share fair value determined by the most recent valuation received from Duff & Phelps, LLC. In conjunction with preparing our financial statements we estimated the fair value of our common stock underlying stock options on these dates of grant under SFAS 123(R). We retrospectively calculated our revenue growth between the dates of the third-party valuation received immediately prior to and subsequent to the grant date and utilized this information to interpolate an estimated per share value of our common stock between those dates. In the first quarter of 2006, our board granted stock options to purchase an aggregate of 1,961,250 shares of common stock with an exercise price of $3.04 per share. In the second quarter of 2006, our board granted stock options to purchase an aggregate of 123,500 shares of common stock with an exercise price of $3.74 per share. In the third quarter of 2006, our board granted stock options to purchase an aggregate of 135,000 shares of common stock with an exercise price of $5.52 per share. In the fourth quarter of 2006, our board granted stock options to purchase an aggregate of 215,000 shares of common stock with an exercise price of $5.42 per share. The estimated fair value of our common stock increased during the first and second quarters of 2006 due to an overall improvement in certain aspects of our business including increasing revenues, expanding distribution channels and customer base and new product introductions. During the third quarter of 2006, the estimated fair value of our common stock decreased slightly. At the end of the third quarter, business continued to improve, but concurrently we revised downward the projections for expected sales, income and cash flow in future years, which reduced the projected cash flow. This downward revision offset any increase due to improving business conditions. The estimated fair value of our common stock increased at the end of the fourth quarter of 2006 due to continued improvement in our business in the fourth quarter, continued reduction in our quarterly net loss and the increased likelihood of an initial public offering.

Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation —

Transition and Disclosure. In accordance with APB 25, we recognized no stock-based compensation expense for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the prospective transition method, which requires us to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, our stock-based compensation expense recognized during the year ended December 31, 2006 is based on the grant date fair value of stock option awards we granted or modified after January 1, 2006. We recognize this expense on a straight-line basis over the options’ vesting period. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant.

We determined that it was not practical to calculate the volatility of our share price since our securities are not publicly traded and therefore there is no readily determinable market value for our stock and we are a high-growth technology company whose future operating results are not comparable to prior operating results. Therefore, we estimated our expected volatility based on reported market value data for a group of publicly traded companies, which we selected from market indices that we believed were relatively comparable in regards to the markets they served, size, stage of life cycle, risk, profitability and growth profiles. We used the average expected volatility rates reported by the comparable group to approximate the expected term that we estimated.

In 2006, we recorded employee non-cash stock-based compensation expense of $675,000 in accordance with SFAS 123(R) based on the related options having an expected term of between four and five years, depending on the grant and related vesting term. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. SFAS 123(R) also requires that we recognize compensation expense only for the portion of stock options that are expected to vest, based on our estimated forfeiture rate. Our estimated forfeiture rate in 2006 was 5%. If the actual number of future forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods.

We account for stock-based compensation arrangements with non-employees in accordance with SFAS 123 and Emerging Issues Task Force No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. This model utilizes the estimated fair value of our common stock, the contractual term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. Stock-based compensation expense related to non-employees was $8,000, $62,000 and $70,000 during 2004, 2005 and 2006, respectively.

Estimation of Fair Value of Warrants to Purchase Convertible Preferred Stock

On July 1, 2005, we adopted FASB Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable, or FSP 150-5. FSP 150-5 provides that the warrants we have issued to purchase shares of our convertible preferred stock are subject to the requirements in FSP 150-5, which requires us to classify these warrants as current liabilities and to adjust the value of these warrants to their fair value at the end of each reporting period. At the time of adoption, we recorded a charge in the amount of $100,000 for the cumulative effect of this change in accounting principle, to reflect the estimated increase in fair value of these warrants as of that date. We recorded $411,000 and $467,000 of expense in other income (expense), net, for the remainder of 2005 and 2006, respectively, to reflect increases in the estimated fair value of the warrants.

Upon the closing of this offering, the remaining outstanding warrants will convert to warrants to purchase shares of our common stock and, as a result, will no longer be subject to FSP 150-5. At that time, the then-current aggregate fair value of these warrants will be reclassified from current liabilities to additional paid-in capital, and we will cease to record any related periodic fair value adjustments.

Inventory Valuation

We write down inventory based on historical usage and forecasted demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values. Inventory valuation reserves were $64,000, $155,000 and $366,000 at the end of 2004, 2005 and 2006, respectively. Inventory reserves, once established, are not reversed until the related inventory has been sold or scrapped.

Accounting for Income Taxes

We are a multinational corporation operating in multiple tax jurisdictions. We must determine the allocation of income to each of these and apply the appropriate tax rates for these jurisdictions. At December 31, 2006, we had approximately $29.6 million and $45.3 million of net operating loss carry forwards available to offset future taxable income for U.S. federal and state purposes, respectively. These federal and state net operating loss carry forwards will expire commencing in 2022 and 2008, respectively. We also have federal and state research and development tax credit carryforwards of approximately $2.3 million and $2.1 million, respectively. The federal and other state tax credit carryforwards will expire commencing 2021 and 2018, respectively, except for the California research tax credits which carry forward indefinitely. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. We record this amount as a provision or benefit for taxes in accordance with SFAS No. 109, Accounting for Income Taxes. This process involves estimating our actual current tax exposure, including assessing the risks associated with tax audits, and assessing temporary differences resulting from different treatment of items for tax and accounting purposes. Profit from non-U.S. activities are subject to local country taxes but are not subject to U.S. tax until repatriated to the U.S. It is our intention to permanently reinvest most of these earnings outside the U.S.

As of December 31, 2006, we had gross deferred tax assets of $19.1 million, which were primarily related to federal and state net operating loss carryforwards and tax credit carryforwards. We assess the likelihood that our deferred tax assets will be recovered from future taxable income and, to the extent that we believe recovery is not likely, we establish a valuation allowance. Due to the uncertainty of our future profitability, we have fully reserved our deferred tax assets at December 31, 2005. For the year ended December 31, 2006, we reported a $560,000 provision related to the implementation of an international structure. If we determine in the future that these deferred tax assets are more-likely-than-not to be realized, a release of all or a portion of the related valuation allowance would increase income in the period in which that determination is made.

Recent Accounting Pronouncements

In June 2006, the FASB Emerging Issues Task Force issued EITF No. 06-03, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation), or EITF 06-03, which states that a company must disclose its accounting policy (i.e., gross or net presentation) regarding presentation of taxes within the scope of EITF 06-03. If taxes included in gross revenue are significant, a company must disclose the amount of these taxes for each period for which an income statement is presented. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. EITF 06-03 will be effective for us beginning January 1, 2007. Based on our current evaluation of this issue, we do not expect the adoption of EITF 06-03 to have a significant impact on our consolidated results of operations or financial position.

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, or FIN No. 48, which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN No. 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN No. 48 became effective for us beginning January 1, 2007. We are in the process of determining the effect, if any, that the adoption of FIN No. 48 will have on our consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for us beginning in the first quarter of fiscal 2008. We are currently evaluating what impact, if any, SFAS No. 157 will have on our interim financial reporting.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Currency Risk

All of our sales are denominated in U.S dollars. We therefore have no foreign currency risk associated with sale of products. Our international sales and marketing operations incur expenses that are denominated in foreign currencies. These expenses could be materially affected by currency fluctuations; however, we do not consider this currency risk to be material as the related costs do not constitute a significant portion of our total spending. We outsource our wafer fabrication, assembly, testing, warehousing and shipping operations; however all expenses related thereto are denominated in U.S. dollars.

Interest Rate Risk

We had cash and cash equivalents of $10.1 million at December 31, 2006, which was held for working capital purposes. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates due to their short term nature. Declines in interest rates, however, will reduce future investment income.

At December 31, 2006, we had $4.0 million of borrowings outstanding under our term loan line of credit, which bore interest at a fixed rate of 10.5%.

BUSINESS

Overview

We are a provider of highly integrated semiconductor processors that enable intelligent networking, communications and security applications. We refer to our products as enabling intelligent processing because they allow customers to develop networking equipment that is application-aware and content-aware and securely processes voice, video and data traffic at high speeds. Our products also include a rich suite of embedded security protocols that allow UTM, secure connectivity and network perimeter protection. Our products are SoCs, which incorporate single or multiple processor cores, a highly integrated architecture and customizable software that is based on a range of standard operating systems. As a result, our products offer high levels of performance and processing intelligence while reducing product development cycles for our customers and lowering power consumption for end market equipment.

We generate the majority of our revenue from sales of our products to providers of networking equipment that sell into the enterprise network, data center, broadband and consumer, and access and service provider markets. Our products are used in a broad array of equipment, including routers, switches, content-aware switches, UTM and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, WLAN and 3G access and aggregation devices, storage networking equipment, servers and intelligent network interface cards. We conduct all of our semiconductor design and software engineering activity in-house and outsource wafer fabrication and assembly and test. In 2006, we generated revenue from over 100 customers, including Aruba Networks, Cisco, Citrix, F5 Networks, Furukawa Electric, Juniper Networks, Nokia, SafeNet, SonicWALL and Yamaha. Since our first commercial shipments in 2003, we have shipped more than 1.7 million processors.

Industry Background

Traffic on the Internet and enterprise networks is rapidly increasing due to trends that include greater adoption of Web 2.0 applications, VoIP, video over broadband, file sharing, greater use of web-based services, and the proliferation of stored content accessed through networks. Enterprises and service providers are demanding networking equipment that can take advantage of these trends, and address the significant market opportunities that these new applications provide. As a result, there is growing pressure on providers of networking equipment to rapidly introduce new products with enhanced functionality while reducing their design and manufacturing costs. Providers of networking equipment are increasingly seeking advanced processing solutions from third-party vendors to access the best available technology and reduce development costs.

The processing needs of advanced networking systems can be described in the context of the Open System Interconnection, or OSI, Model, which divides network activities, equipment, and protocols into seven layers. According to this model, Layers 1 through 3 are the physical, data link and network layers, respectively, which provide the protocols to ensure the transmission of data between the source and destination regardless of the content and type of data processed. Traditionally, network infrastructure products have focused on Layer 1 through 3 products that route and switch data traffic based solely on the source and destination address contained in the packet header. Processors that provide Layer 1 through 3 solutions are widely available from many vendors. Layers 4 through 7 are the transport, session, presentation and application layers, which provide the protocols to enable the reliable end-to-end communication of application information. Intelligent processing generally takes place in Layers 4 through 7. In order to provide this intelligence, advanced networking systems must include processors that enable extensive inspection of the application and data content, or deep packet inspection, and make intelligent switching and routing decisions based upon that inspection. To address customer demands, providers of networking equipment must offer products that include functionality such as intelligent routing or switching of network traffic prioritized by application and data content, and security services. Processors required for Layer 4 through 7 processing are significantly more complex than processors that provide only Layer 1 through 3 solutions.

The market trends driving the need for advanced networking systems and the processors that enable them include the following:

•	Increasing Traffic and Line Rates. The widespread adoption of broadband connectivity and the emergence of real-time and multimedia applications, such as VoIP, music and video downloads, file sharing and video over broadband, are driving significant increases in the amount and complexity of traffic over networks. Additionally, enterprises are storing and transmitting larger amounts of data and utilizing web-based applications. As a result, providers of networking equipment must incorporate products that can process these substantially higher volumes of data at line rates of 100Mbps to 10Gbps and higher.

•	Secure Connectivity and Enterprise Perimeter Protection. The growing demand for access to enterprise and online resources, remote connectivity and storage of confidential data makes secure connectivity and perimeter protection critical for today’s networks. Secure connectivity is essential to ensure that only authorized users can access confidential and proprietary information and is established using encryption algorithms and protocols. Perimeter protection is necessary to secure networks from external attacks and malicious threats such as viruses, worms and intrusions, and is accomplished using deep packet inspection to identify the contents of the packet payload for the presence of a virus. The increasing need for secure connectivity and enterprise perimeter protection is driving demand for security products that provide encryption algorithms, protocols and deep packet inspection.

•	Requirements for Application Awareness. The growing trend of data, voice and video traffic converging into a single network requires prioritizing network traffic based on the type of application data. Traditional networks route and switch information based on the simple use of packet source and destination address, without regard to the packet’s application. In order to achieve more efficient use of computing resources and to control access to web-based applications, networking systems need to manage data traffic at the application level. For example, an e-mail packet and a multimedia packet may need to be processed differently and directed to separate servers in a network. Network infrastructure that incorporates application awareness requires networking equipment with advanced processing functions, general-purpose programmability and significant processing power.

•	Requirements for Content Awareness. In addition to recognizing the application, networks also have to be content-aware. This requires the ability to inspect and process the contents of a packet in order to enable a network to apply policies, or prioritization rules, for routing, transformation and security. For instance, a purchase order entering an enterprise’s communications infrastructure can be inspected in transit and portions of the payload relevant to different enterprise functions can be routed to different servers within the enterprise. Implementing content-aware features in networking equipment requires significant computing power, general purpose programmability and specialized functions such as pattern matching.

Networking equipment providers address these needs using a variety of approaches for their current networking products, including internally designed custom semiconductor products, such as ASICs, FPGAs or other proprietary chips, multiple chip offerings, general purpose MPUs from merchant suppliers, software-based solutions or a combination of these approaches. While these approaches have been adequate for the basic Layer 1 through 3 processing, they are less effective as the need for Layer 4 through 7 intelligent processing increases and line rates continue to increase. As a result, providers of networking equipment are increasingly turning to third-party vendors for high performance, power-efficient and cost-effective intelligent processing products.

According to estimates from a December 2006 market analysis forecast by iSuppli, the market for digital application specific semiconductor products, or Logic ASSPs, and MPUs shipped into wired communications devices was $5.8 billion in 2006. This market is estimated to grow to $8.3 billion by 2010.

Our Solution

We offer highly integrated semiconductor products that enable intelligent processing in the enterprise network, data center, broadband and consumer, and access and service provider markets. Our products have the following key features:

•	High Performance Multi-Core Architecture. Our products can integrate single or multiple microprocessor cores and proprietary hardware accelerators on one chip, which can perform application-aware and content-aware functions at high speeds. We design our own microprocessor cores using an enhanced MIPS instruction set that allows our customers to take advantage of industry standard software and tools. With up to 16 individual 64-bit enhanced MIPS microprocessor cores, our most comprehensive products can handle up to 19 billion operations per second. As a result, our products can process multiple packets simultaneously and can scale and optimize performance to the requirements of the target application.

•	Highly Integrated SoCs. Our highly integrated products can replace a number of single function semiconductors with a multi function SoC, which significantly improves performance and lowers power consumption and cost. In addition, advanced security processing algorithms and accelerators are integrated into all of our products to provide both secure connectivity and perimeter protection to enable secure communications. Our SoCs offer complete Layer 4 through 7 intelligent processing with the use of specialized hardware for compression and decompression, TCP/IP acceleration, advanced encryption, intrusion protection and anti-virus scanning. For example, our SoC product can replace a design that may include a general purpose MPU, a bridge chipset, a security processor, a compression chip, a chip used for pattern matching, and various network processing units, ASICs and/or FPGAs.

•	Software-Enabled Development Tools. Our intelligent processing products feature internally developed, embedded software tools and development kits tailored for use with our SoCs. Our operating system and toolkits incorporate industry standard software, such as Linux, which enables our customers to easily port their software to run on our processors. Further, customers can write applications on a core-by-core basis, depending on functional requirements. We have developed relationships with third parties, which we refer to as ecosystem partners, which provide operating systems, tool support, reference designs and other services designed for specific uses with our SoCs. We believe that these development tools in conjunction with our SoCs enhances our customers’ ability to get their products to market quickly.

•	Scalability and Product Breadth. In each of our processor families, we have multiple product offerings that range in complexity and performance while sharing a common architecture. As a result, our customers can access a wide array of products that can provide processing products from the most basic to the most advanced network infrastructure. This provides our customers with the ability to leverage software design efforts across multiple systems, addressing a range of price and performance points. For example, a customer could build an entire product line based on a single SoC design and software implementation, utilizing products with more cores and more hardware accelerators in higher end applications.

•	Efficient Power Usage. Our products include multiple power efficient processor cores and a proprietary advanced multi-core power management architecture. This allows our customers to optimize power usage across their products. In addition, our customers can reduce power consumption in their products by replacing multiple single purpose chips with a single SoC.

Our Strategy

Our objective is to be the leading provider of intelligent processing products for next-generation networking, communications and security applications. Key elements of our strategy include:

•	Extend Our Technology Leadership Positions. We intend to continue to invest in the development of future generations of our products to meet the increasingly higher performance, lower cost and lower power requirements of our customers. We intend to leverage our engineering capabilities and continue to invest significant resources in recruiting and developing additional expertise in the area of high performance processor design, networking, security and application and software development.

•	Expand Our Customer Relationships. We intend to continue to build and strengthen our relationships with our customers. The design and product life cycles of our customers’ products can be lengthy, which requires us to work with them throughout the entire design phase, to maintain a long-term commitment, and to focus on their current and future needs. We believe that we can leverage our existing position with customers to identify and secure new market opportunities. We intend to continue to work with our ecosystem partners to develop complementary software, silicon and board subsystems, which allows our customers to accelerate time to market with optimized performance, enables us to win new designs and enhances our competitive position.

•	Target New Applications Requiring Intelligent Processing. We intend to leverage our core design expertise to develop new processors for a broader range of applications and end markets. Because we have a highly integrated processor and a high performance multi-core architecture, we believe that there are other applications for our core intellectual property in other large and emerging markets. These could include new opportunities in the networking, wireless and storage markets that are increasingly adopting application-aware, content-aware and secure processing.

•	Expand International Presence. We intend to continue to expand our sales, design and technical support organization to broaden our customer reach in new markets, primarily in Asia and Europe. Given the continued globalization of supply chains, particularly with respect to design and manufacturing, we believe that a global presence will become critical to securing design wins from both existing and new customers.

Products

We offer highly integrated semiconductors that provide intelligent Layer 4 through 7 processing for enterprise network, data center, broadband and consumer, and access and service provider markets. Our products provide scalable, low-power, high performance processors that integrate single or multiple cores, hardware accelerators and input/output interfaces into a single chip and are available across a wide range of price and performance points. All of our products are compatible with standards-based operating systems and general purpose software to enable ease of programming, and are supported by our ecosystem partners.

The chart below sets out key product lines, available versions, descriptions and primary target equipment for each of our product families.

	Product Lines	Available
Product Families	(Number of MIPS Cores)	Configurations	Description	Target End Markets

OCTEON Multi-core MIPS64 Processors	• CN38XX (16) • CN36XX (4) • CN31XX (2)	• Network Services Processor • Secure Communications Processor • Communications Processor	• Multi-core MIPS64 Processors with 2-16 cores, integrated L4-L7 hardware acceleration and networking interfaces • Performance: 1Gbps to 10+ Gbps	• Enterprise Network • Access and Service Provider • Data Center

NITROX Security Processors	• CN2XXX • CN1XXX	• i/s/w: IPsec, SSL or WLAN Security version • p: Multi-protocol version	• Standalone Security Processors, with wide range of interface connectivity • Performance: 100Mbps to 10+ Gbps	• Enterprise Network • Data Center • Access and Service Provider • Broadband and Consumer

NITROX Soho / OCTEON Broadband Communication Processors	• CN31XX (2) • CN30XX (1) • CN2XX (1)	• Network Services Processor • Secure Communications Processor • Communications Processor	• Cost-effective Single & Dual core MIPS-based Communication Processors with integrated Networking, Security, QoS acceleration and built-in interfaces • Performance: 100Mbps to 1Gbps	• Broadband and Consumer • Enterprise Network

Our OCTEON processor family provides integrated Layer 4 through 7 data and security processing (with additional capabilities at Layers 2 and 3) at line speeds from 100Mbps to 10Gbps. OCTEON processors integrate control plane processing, packet processing, security processing and content acceleration in a single chip. This integration shortens the data paths, eliminates redundant packet processing, simplifies board design and reduces the cost and power consumption compared to alternative products that use multiple chips. Our OCTEON processors are targeted for use in a wide variety of OEM networking equipment, including routers, switches, content-aware switches, UTM, and other security appliances, application-aware gateways, voice/video/data, or triple-play, gateways, WLAN and 3G access and aggregation devices, storage networking equipment, servers and intelligent network interface cards.

Our NITROX processor family offers standalone security processors that provide the functionality required for secure communication in a single chip. These single chip, custom-designed processors provide the complete security protocol processing, encryption and authentication algorithms to reduce the load on the system processor and increase total system throughput. The NITROX family consists of products with up to 24 security processors on a chip that are used in a wide variety of OEM networking equipment, including security appliances, UTM appliances, Layer 4 through 7 load balancers, and other applications.

Our NITROX Soho and OCTEON broadband communication processor family includes a line of 32-bit and 64-bit broadband communication processors. The OCTEON broadband communication processors target wired and wireless broadband gateway applications, with performance requirements ranging from 100Mbps to 1Gbps. The NITROX Soho processors are highly integrated MIPS32-based products delivering a broad range of cost, performance and power options for applications requiring up to a 100Mbps line rate. The MIPS64-based SoC OCTEON processors integrate single or dual 64-bit CPUs, and provide high performance security processing for applications requiring up to a 1Gbps line rate. The NITROX Soho and OCTEON processors are primarily used for broadband routers, access and UTM appliances.

In addition to our processors, we also market and sell discrete software stacks designed to help our customers build products around our SoCs in a more time and cost efficient manner. The stacks include applications for security functions and other commonly used protocols. We intend to continue to build our software portfolio to address the needs of our customers who do not possess internal software design efforts, or choose to use those efforts on more customized systems architectures.

Customers

We primarily sell our products to providers of networking equipment, either directly or through contract manufacturing organizations and distributors. By providing comprehensive systems-level products along with our ecosystem partners, we provide our customers with products that empower their next-generation networking systems more quickly and at lower cost than other alternatives. In 2006, we generated revenue from over 100 customers, including Aruba Networks, Cisco, Citrix, F5 Networks, Furukawa Electric, Juniper Networks, Nokia, SafeNet, SonicWALL and Yamaha.

We currently rely, and expect to continue to rely, on a limited number of customers for a significant portion of our revenue. Cisco accounted for 18% of revenue in 2006. F5 Networks accounted for 12%, 19%, and 21% of revenue in 2004, 2005 and 2006, respectively. SonicWALL accounted for 12% of revenue in 2005. Yamaha accounted for 18% and 11% of revenue in 2004 and 2005, respectively.

Sales and Marketing

We sell our products through our direct sales and applications support organization to providers of networking equipment, original design manufacturers and contract electronics manufacturers, as well as through arrangements with distributors that fulfill third-party orders for our products.

We work directly with system designers to create demand for our products by providing them with application-specific product information for their system design, engineering and procurement groups. Our technical marketing, sales and field application engineers actively engage potential customers during their design processes to introduce them to our product capabilities and target applications. We design products in an effort to meet the increasingly complex and specific design requirements of our customers. We typically undertake a multi-month sales and development process with our customer system designers and management. If successful, this process culminates in a customer decision to use our product in their system, which we refer to as a design win. Volume production can begin from nine months to three years after the design win depending on the complexity of our customer’s product and other factors. Once one of our products is incorporated into a customer’s design, it is likely to be used for the life cycle of the customer’s product. We believe this to be the case because a redesign would generally be time consuming and expensive.

Manufacturing

We use third-party foundries and assembly and test contractors to manufacture, assemble and test our semiconductor products. This outsourced manufacturing approach allows us to focus our resources on the design, sales and marketing of our products. Our engineers work closely with our foundries and other contractors to increase yields, lower manufacturing costs and improve quality.

Integrated Circuit Fabrication.  Our integrated circuits are fabricated using CMOS processes, which provide greater flexibility to engage independent foundries to manufacture our integrated circuits. By outsourcing manufacturing, we are able to avoid the cost associated with owning and operating our own manufacturing facility, which would not be feasible for a company at our stage of development. We currently outsource a substantial percentage of our integrated circuit manufacturing to Taiwan Semiconductor Manufacturing Company, or TSMC, with the remaining manufacturing outsourced to United Microelectronics Corporation, or UMC. We work closely with TSMC and UMC to forecast on a monthly basis our manufacturing capacity requirements. Our integrated circuits are currently fabricated in several advanced, sub-micron manufacturing processes. Because finer manufacturing processes lead to enhanced performance, smaller size and lower power requirements, we continually evaluate the benefits and feasibility of migrating to smaller geometry process technology in order to reduce cost and improve performance.

Assembly and Test.  Our products are shipped from our third-party foundries to third-party assembly and test facilities where they are assembled into finished integrated circuit packages and tested. We outsource all product packaging and substantially all testing requirements for these products to several assembly and test subcontractors, including ASE Electronics in Taiwan and Malaysia, as well as ISE in the United States. Our products are designed to use standard packages and to be tested with widely available test equipment.

Quality Assurance.  We have implemented significant quality assurance and test procedures to assure high levels of product quality for our customers. Our designs are subjected to extensive circuit simulation under extreme conditions of temperature, voltage and processing before being committed to manufacture. We have completed and have been awarded ISO 9001 certification and ISO 9001:2000 certification. In addition, all of our independent foundries and assembly and test subcontractors have been awarded ISO 9001 certification.

Research and Development

We believe that our future success depends on our ability to introduce enhancements to our existing products and to develop new products for both existing and new markets. Our research and development efforts are directed largely to the development of additional high-performance multi-core microprocessor semiconductors. We are also focused on incorporating functions currently provided by stand-alone semiconductors into our products. We have assembled a team of highly skilled semiconductor and embedded software design engineers who have strong design expertise in high performance multi-core microprocessor design, along with embedded software, security and networking expertise. Our engineering design teams are located in Mountain View, California, Marlboro, Massachusetts and Hyderabad and Chennai, India. As of December 31, 2006, we had 104 employees in our research and development group.

Intellectual Property

Our success depends in part upon our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of intellectual property rights, including patents, trade secrets, copyrights and trademarks, and contractual protections.

We have six issued and 27 pending patent applications in the United States, and two issued and 27 pending foreign patent applications. The six issued patents in the United States expire in the years beginning in 2021 through 2023. The two issued foreign patents expire in 2022. Our issued patents and pending patent applications relate to security processors, multi-core microprocessor processing and other processing concepts. We focus our patent efforts in the United States, and, when justified by cost and strategic importance, we file corresponding foreign patent applications in strategic jurisdictions such as Japan and Europe. Our patent strategy is designed to provide a balance between the need for coverage in our strategic markets and the need to maintain costs at a reasonable level. We believe our issued patents and patent applications, to the extent the applications are issued, may be used defensively by us in the event of future intellectual property claims.

We may not receive competitive advantages from any rights granted under our patents. We do not know whether any of our patent applications will result in the issuance of any patents or whether the examination process will require us to narrow the scope of our claims. To the extent any of our applications proceed to issuance as a patent, any such future patent may be opposed, contested, circumvented, designed around by a third party, or found to be unenforceable or invalidated. In addition, our future patent applications may not be issued with the scope of the claims sought by us, if at all, or the scope of claims we are seeking may not be sufficiently broad to protect our proprietary technologies. Others may develop technologies that are similar or superior to our proprietary technologies, duplicate our proprietary technologies or design around patents owned or licensed by us. If our products, patents or patent applications are found to conflict with any patent held by third parties, we could be prevented from selling our products, our patents may be declared invalid or our patent applications may not result in issued patents.

In addition to our own intellectual property, we also rely on third-party technologies for the development of our products. We license certain technology from MIPS Technologies, Inc., pursuant to a license agreement entered into in December 2003 wherein we were granted a non-exclusive, worldwide license to MIPS Technologies’ microprocessor core technology to develop, implement and use in our products. The term of the agreement will, upon completion of our offering, be extended by an additional two years and will consequently expire in December 2010 and we will be required to pay an additional $1.9 million for the two year extension. The agreement permits us to continue selling in perpetuity products developed during the term of the agreement containing the licensed technology. Following the termination of the agreement, we will evaluate whether to enter into a new agreement with MIPS Technologies or engage other third parties for alternative technology solutions.

We obtained a registration for our NITROX trademark in the United States. Additionally, we have a pending U.S. trademark application for the OCTEON mark. We also have a license from MIPS Technologies, Inc. to use cnMIPS as a trademark.

In addition, we generally control access to and use of our proprietary software and other confidential information through the use of internal and external controls, including contractual protections with employees, contractors, customers and partners. We rely in part on United States and international copyright laws to protect our software. All employees and consultants are required to execute confidentiality agreements in connection with their employment and consulting relationships with us. We also require them to agree to disclose and assign to us all inventions conceived or made in connection with the employment or consulting relationship. We cannot provide any assurance that employees and consultants will abide by the confidentiality or invention assignment terms of their agreements. Despite measures taken to protect our intellectual property, unauthorized parties may copy aspects of our products or obtain and use information that we regard as proprietary.

Despite our efforts to protect our trade secrets and proprietary rights through patents, licenses and confidentiality agreements, unauthorized parties may still copy or otherwise obtain and use our software and technology. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries. If we fail to protect our intellectual property and other proprietary rights, our business could be harmed.

Third parties could claim that our products or technologies infringe their proprietary rights. The semiconductor industry is characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We expect that the potential for infringement claims against us may further increase as the number of products and competitors in our market increase. Litigation in this industry is often protracted and expensive. Questions of infringement in the semiconductor industry involve highly technical and subjective analyses. In addition, litigation may become necessary in the future to enforce our granted patents and other intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity, and we may not prevail in any future litigation. The results of any litigation are inherently uncertain. Any successful infringement claim or litigation against us could have a significant adverse impact on our business.

We may be required to seek licenses under patents or intellectual property rights owned by third parties. However, we cannot be certain that third parties will offer licenses to us or that the terms of any licenses offered to us will be acceptable. If we fail to obtain such third-party license for our products, we could incur substantial liabilities or be forced to suspend sales of our products. Any litigation could cause us to incur substantial expenses, reduce our sales, and divert the efforts of our technical and management personnel, whether or not a court decided such litigation in our favor. In the event we receive an adverse result in any litigation, we could be required to pay substantial damages, cease sale of products, expend significant resources to develop alternative technology and discontinue the use of processes requiring the relevant technology.

We have not to date been notified of any litigation related to intellectual property.

Competition

We compete with numerous domestic and international semiconductor companies, many of which have greater financial and other resources with which to pursue marketing, technology development, product design, manufacturing, quality, sales and distribution of their products. Our ability to compete effectively depends on defining, designing and regularly introducing new products that anticipate the processing and integration needs of our customers’ next-generation products and applications.

We consider our primary competitors to be other companies that provide embedded processor products to the market, including Freescale, Broadcom, Raza, Marvell, PMC-Sierra, Intel, and to a lesser extent, Hifn. Most of these competitors offer products that differ in functionality and processing speeds and address some or all of our four target end markets. In comparison we offer a broad array of highly integrated, intelligent solutions at various performance levels and prices for each of our end markets. Our products generally include a multiple number of processor cores, greater integration of L4-L7 hardware acceleration and interfaces, and efficient power consumption for networking, communication and security applications.

Our competitors include public companies with broader product lines, a large installed base of customers and greater resources compared to us. We expect continued competition from existing suppliers as well as from potential new entrants into our markets. Our ability to compete depends on a number of factors, including our success in identifying new and emerging markets, applications and technologies and developing products for these markets; our products’ performance and cost effectiveness relative to that of our competitors’; our success functionality and features not previously available in the marketplace; our ability to recruit good talent including software engineers and chip designers; and our ability to protect our intellectual property.

Backlog

Sales of our products are generally made pursuant to purchase orders. We typically include in backlog only those customer orders for which we have accepted purchase orders and which we expect to ship within the next twelve months. Since orders constituting our current backlog are subject to changes in delivery schedules or cancellation with limited or no penalties, we believe that the amount of our backlog is not necessarily an accurate indication of our future revenues.

Employees

As of March 31, 2007, we had 180 regular employees located in the United States, India and Asia, which was comprised of: 10 employees in manufacturing operations, 113 in engineering, research and development, 57 in sales, marketing and administrative. None of our employees is represented by a labor union and we consider current employee relations to be good.

Facilities

Our principal executive offices are located in a leased facility in Mountain View, California, consisting of approximately 32,500 square feet of office space under lease that expires at the end of May 2008. This facility accommodates our principal software engineering, sales, marketing, operations and finance and administrative activities. We also occupy space in Marlboro, Massachusetts, consisting of up to 23,532 square feet under a sublease that expires at the end of January 2009, which accommodates our product design team. We also lease offices in Hyderabad and Chennai, India. We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not currently a party to any legal proceedings the outcome of which, if determined adversely to us, would individually or in the aggregate have a material adverse effect on our business, operating results, financial condition or cash flows.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information about our executive officers, key employees and directors as of March 31, 2007:

Name	Age	Position(s)

Executive Officers:
Syed B. Ali	48	President, Chief Executive Officer, Director and Chairman of the Board of Directors
Arthur D. Chadwick	50	Vice President of Finance and Administration and Chief Financial Officer
Anil K. Jain	50	Vice President of IC Engineering
Rajiv Khemani	39	Vice President of Marketing and Sales

Key Employees:
Muhammad R. Hussain	35	Vice President of Software Engineering and CTO
Andrew J. Rava	49	Vice President of Sales
Syed A. Zaheer	40	Vice President of Operations

Non-Employee Directors:
Kris Chellam(1)	56	Director
John W. Jarve(2)(3)	51	Director
Anthony J. Pantuso(1)(2)	44	Director
C.N. Reddy(2)(3)	51	Director
Anthony S. Thornley(1)(3)	60	Director

(1)	Member of the Audit Committee

(2)	Member of the Compensation Committee

(3)	Member of the Nominating and Governance Committee

Syed B. Ali is one of our founders and has served as our President, Chief Executive Officer and Chairman of the board of directors since the inception of the company in 2000. From 1998 to 2000, Mr. Ali was Vice President of Marketing and Sales at Malleable Technologies, a communication chip company of which he was a founding management team member. Malleable Technologies was acquired by PMC Sierra, a communication IC company in 2000. From 1994 to 1998, Mr. Ali was an Executive Director at Samsung Electronics. Prior to that, he had various positions at Wafer Scale Integration, a division of SGS-Thompson, Tandem Computer, and American Microsystems. He received a BSEE from Osmania University, in Hyderabad, India and an MSEE from the University of Michigan.

Arthur D. Chadwick has served as our Vice President of Finance and Administration and Chief Financial Officer since December 2004. Prior to joining us, from 1989 to 2004, Mr. Chadwick served as the Senior Vice President of Finance and Administration and Chief Financial Officer at Pinnacle Systems, a provider of digital video processing solutions. From 1979 through 1989, Mr. Chadwick served in various financial and management roles at American Microsystems, Austrian Microsystems and Gould Semiconductor. Mr. Chadwick received a BS degree in Mathematics and an MBA in Finance, both from the University of Michigan.

Anil K. Jain has served as our Vice President of IC Engineering since January 2001, and is a founding management team member. Prior to joining us, from 1998 to 2000 he was at Compaq Computer, a computer manufacturer. From 1980 to 1998, Mr. Jain served at Digital Equipment Corporation, or DEC, as Senior Consulting Engineer when DEC was acquired by Compaq Computer. He received a BS degree in Electrical Engineering from Punjab Engineering College in Chandigarh India, and an MSEE from the University of Cincinnati.

Rajiv Khemani has served as our Vice President of Marketing and Sales since January 2007 and has served as our Vice President of Marketing since June 2003. Prior to joining us, from 1998 to May 2003, he worked for Intel

Corporation, a microprocessor IC company. From 2002 to 2003, he served as General Manager of Intel’s high-end network processor business unit. From 1999 to 2002, he served as Director of Marketing in Intel’s network processor division. He joined Intel through Intel’s acquisition of Netboost, a network processor startup. Prior to Netboost, Mr. Khemani held engineering, marketing and management positions at Network Appliance and Sun Microsystems. He received a bachelor degree in Computer Engineering from the Indian Institute of Technology, New Delhi, an MS in Computer Science from New York University and an MBA from Stanford University Graduate School of Business.

Muhammad Raghib Hussain is one of our founders and has served as our Vice President of Software Engineering, and CTO since 2003. Prior to 2003 he served as a Director of Software and Systems Engineering. From 1999 to August 2000, he served as a Hardware Engineer at Cisco Systems, a network equipment company. From 1996 to 1999, he served as a Principal Design Engineer at Cadence Design Systems, an EDA design services company. Prior to that, Mr. Hussain served as Design Engineer at VPNet, an enterprise security company, of which he was a founding team member. He received a BS degree in Computer Systems Engineering from NED University in Karachi, Pakistan, and an MS degree in Computer Engineering from San Jose State University.

Andrew J. Rava has served as our Vice President of Sales since July 2004. Prior to joining us, from 2003 to June 2004, Mr. Rava served as Vice President of Sales, Ethernet Products at Vitesse Semiconductor, a semiconductor communication company. In 2003, he served as Vice President of Sales at Cicada Semiconductor, which was acquired by Vitesse in that year. From 2000 to 2003 he was a Senior Strategic Account Manager at Broadcom, a communications semiconductor company. Mr. Rava joined Broadcom when they acquired Altima Communications, an Ethernet chip company, in 2000 where he was Vice President of Sales. From 1997 to 1999 he was Vice president of North American Sales for Disco Corporation, a publicly traded Japanese semiconductor equipment manufacturer. Mr. Rava received an MBA degree from LaSalle University.

Syed A. Zaheer has served as our Vice President of Operations since August 2001. Prior to joining us, from 2000 to August 2001, Mr. Zaheer served as Director of Product and Test Engineering for the Internetworking Products Division of Integrated Device Technology, an integrated circuit supplier. From 1997 to 2000, he served as Product Engineering manager for Centuar Technology, a subsidiary of IDT. He received a BS degree in Electrical Engineering from Osmania University, Hyderabad, India and an MSEE degree from Arizona State University.

Kris Chellam has served as a director since December 2005. Mr. Chellam served as Senior Vice President, Global Enterprise Services of Xilinx Corporation, a programmable logic IC company, from July 2005, until his retirement in February 2007. Mr. Chellam joined Xilinx in July 1998 and served as Senior Vice President of Finance and Chief Financial Officer until June 2005. Prior to joining Xilinx, Mr. Chellam served as Senior Vice President, Finance and Administration and Chief Financial Officer at Atmel Corp. for seven years. Previously, Chellam worked for more than 12 years at Intel Corporation in a variety of financial management positions in Europe and the United States. Mr. Chellam is a member of the Institute of Chartered Accountants in England and Wales. He completed his Cambridge Certificate of Education of Malaysia in 1968 and obtained his chartered accountancy degree in London in 1975. Mr. Chellam serves as a member of the board of directors and chair of the audit committee of @Road, a mobile resource management solutions company.

John W. Jarve has served as a director since 2002. Since 1985, Mr. Jarve has been employed by Menlo Ventures, a venture capital firm, where he currently serves as a Managing Director. Prior to joining Menlo Ventures, he worked at Intel Corporation. Mr. Jarve is a member of the Stanford Graduate School of Business Management Board, a trustee of the Crystal Springs Uplands School, and is a former trustee of the Corporation of the Massachusetts Institute of Technology. He currently serves on several private company boards. Mr. Jarve received a BS and MS in electrical engineering from the Massachusetts Institute of Technology and an MBA from the Stanford University Graduate School of Business.

Anthony J. Pantuso has served as a director since 2004. He has been a Managing Director at NeoCarta Ventures, a venture capital firm, since November 1999. From November 1996 to July 1999 he served as Senior Vice President for GE Equity, a division of GE Capital, a private equity investment company. Prior to working at GE Equity, Mr. Pantuso served in various positions at US WEST, MediaOne and Ernst & Young. He currently serves on several private company boards. Mr. Pantuso received a BS in Business Administration from Colorado State University.

C.N. Reddy has served as a director since 2001. He is a co-founder of Alliance Semiconductor, which until 2006, was a provider of semiconductor products and solutions, and has held various positions. Since October 2000 he has served as Executive Vice President for Investments of Alliance, during which time he has been responsible for Alliance’s investments in private technology companies and identifying future possible technology company acquisitions for Alliance. From December 1997 to October 2000 he served as Executive Vice President and Chief Operating Officer of Alliance. From May 1993 to December 1997 he served as Senior Vice-President of Engineering and Operations of Alliance. From February 1985 to May 1993 he served as Vice President of Engineering of Alliance. From February 1985 to October 2000 he also served as Secretary of Alliance. Mr. Reddy has served as a member of the board of directors since Alliance’s inception in 1985. He was a member of the founding management team at Cypress Semiconductor. Prior to that, he held positions at Texas Instruments and National Semiconductor Corporation. Mr. Reddy is currently the Executive Vice President of Investments and serves on the board of directors at Alliance Semiconductor. He currently serves on several private company boards. Mr. Reddy holds an MSEE from Utah State University.

Anthony S. Thornley has served as a director since September 2006. Mr. Thornley currently serves as the Chief Financial Officer of KMF Audio Inc., a microphone company. From February 2002 to June 2005 he served as President and Chief Operating Officer of Qualcomm Inc., a wireless communication technology and integrated circuit company. From July 2001 to February 2002 he served as Chief Financial and Operating Officer of Qualcomm Inc and from March 1994 to February 2002 as Chief Financial Officer of Qualcomm. Prior to joining Qualcomm, he was with Nortel Networks, a telecommunications equipment manufacturer, for sixteen years in various financial and information systems management positions, including Vice President Finance and IS, Public Networks, Vice President Finance NT World Trade and Corporate Controller Nortel Limited. He has also worked for Coopers and Lybrand in public accounting. Mr. Thornley is a director of Callaway Golf, a golfing equipment manufacturer. Mr. Thornley received his BS degree in Chemistry from the University of Manchester, England.

Our executive officers are elected by, and serve at the discretion of, our board of directors. There are no family relationships among any of our directors or executive officers.

Board Composition

Our board of directors is currently composed of six members, including five non-employee members, and our current President and Chief Executive Officer. Upon completion of this offering, our amended and restated certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement the classified structure, prior to the consummation of the offering, two of the nominees to the board will be appointed to one-year terms, two will be appointed to two-year terms and two will be appointed to three-year terms. Thereafter, directors will be elected for three-year terms. Our Class I directors, whose terms will expire at the 2008 annual meeting of stockholders, are Messrs. Pantuso and Reddy. Our Class II directors, whose terms will expire at the 2009 annual meeting of stockholders, are Messrs. Chellam and Jarve. Our Class III directors, whose terms will expire at the 2010 annual meeting of stockholders, are Messrs. Ali and Thornley.

Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Pursuant to a voting agreement originally entered into in December 2004 and most recently amended in September 2006 by and among us and certain of our stockholders, Messrs. Ali, Jarve, Pantuso and Reddy were each elected to serve as members on our board of directors and, as of the date of this prospectus, continue to so serve. The voting agreement and all rights thereunder will automatically terminate upon completion of this offering, and members previously elected to our board of directors pursuant to the voting agreement will continue to serve as directors until their successors are duly elected by holders of our common stock. For a more complete description of the voting agreement, see “Certain Relationships and Related Party Transactions — Voting Agreement.”

Director Independence

In February 2007, our board of directors undertook a review of the independence of the directors and considered whether any director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Messrs. Chellam, Jarve, Pantuso, Reddy and Thornley are “independent directors” as defined under the rules of The NASDAQ Stock Market.

Board Committees

Our board of directors has established an audit committee, a compensation committee and a corporate governance and nominating committee. Our board of directors may establish other committees to facilitate the management of our business.

Audit Committee

Our audit committee currently consists of Messrs. Chellam, Pantuso and Thornley, each of whom our board of directors has determined meets the requirements for independence and for financial literacy under the current standards of the SEC and The NASDAQ Stock Market. Mr. Chellam serves as the chair of our audit committee and is an “audit committee financial expert” as defined in the SEC rules. This committee’s main function is to oversee our accounting and financial reporting processes, internal systems of control, independent auditor relationships and the audits of our financial statements. This committee’s responsibilities include:

•	reviewing and pre-approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

•	evaluating the performance of our independent auditors and deciding whether to retain their services;

•	reviewing our annual and quarterly financial statements and reports and discussing the statements and reports with our independent auditors and management;

•	reviewing and approving all related-party transactions;

•	reviewing with our independent auditors and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our financial controls; and

•	establishing procedures for the receipt, retention and treatment of complaints received by us regarding financial controls, accounting or auditing matters.

Compensation Committee

Our compensation committee consists of Messrs. Jarve, Pantuso and Reddy, each of whom our board of directors has determined is independent within the meaning of the independent director standards of The NASDAQ Stock Market. Mr. Jarve serves as the chair of our compensation committee. This committee’s purpose is to assist our board of directors in determining the compensation for our senior management and directors and recommend these plans to our board. This committee’s responsibilities include:

•	reviewing and approving the compensation of our chief executive officer;

•	reviewing and approving the compensation policies, plans and programs for our executive officers and other senior management, as well as our overall compensation plans and structure;

•	reviewing and discussing with management and recommending to our board of directors the disclosures to be included under the caption “Compensation Discussion and Analysis” for use in any annual reports, registration statements, proxy statements or information statements;

•	recommending to our board of directors the compensation for our independent directors; and

•	administering our stock plans and employee benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee will consist of Messrs. Thornley, Jarve and Reddy, each of whom our board of directors has determined is independent within the meaning of the independent director standards of The NASDAQ Stock Market. Mr. Thornley serves as the chair of our corporate governance and nominating committee. This committee’s purpose is to assist our board by identifying individuals qualified to become members of our board of directors, consistent with criteria set by our board, and to develop our corporate governance principles. This committee’s responsibilities include:

•	establishing criteria for board membership and reviewing and recommending nominees for election as directors;

•	considering board nominations and proposals submitted by our stockholders;

•	assessing the performance of our board of directors and the independence of directors; and

•	developing our corporate governance principles.

Pursuant to a letter agreement, our corporate governance and nominating committee has agreed to consult with the manager of certain Alliance Ventures entities until the 2008 annual stockholders’ meeting in connection with the committee’s identification, evaluation and review of an additional independent director.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is one of our officers or employees. No member of our compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors.

COMPENSATION DISCUSSION AND ANALYSIS

The following discussion and analysis of compensation arrangements of our named executive officers for 2006 should be read together with the compensation tables and related disclosures set forth below. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion.

The primary objectives of the compensation committee of our board of directors with respect to executive compensation are to attract and retain the best possible executive talent, to tie annual and long-term cash and stock incentives to achievement of measurable corporate, business unit and individual performance objectives, and to align executives’ incentives with stockholder value creation, to be affordable within the context of our operating expense model, to be fairly and equitably administered and to reflect our values. To achieve these objectives, our compensation committee expects to implement and maintain compensation plans that tie a substantial portion of our executives’ overall compensation to our financial performance and common stock price. Overall, the total compensation opportunity is intended to create an executive compensation program that is based on comparable public companies.

As we administer our compensation programs, we plan to:

•	evolve and modify our programs to reflect the competitive environment and our changing business needs;

•	focus on simplicity, flexibility and choice wherever possible;

•	openly communicate the details of our programs with our employees and managers to ensure that our programs and their goals are understood;

•	provide our managers and employees with the tools they need to administer our compensation programs; and

•	consistently apply our compensation philosophy to all our locations, although our specific programs may vary from country to country.

Compensation Components

Base Salary.  Base salaries for our executives are established based on the scope of their responsibilities, taking into account competitive market compensation paid by other companies for similar positions. Generally, we believe that executive base salaries should be in the range of salaries for executives in similar positions and with similar responsibilities at comparable companies in line with our compensation philosophy. Base salaries are reviewed by our compensation committee annually, and adjusted from time to time to realign salaries with market levels after taking into account individual responsibilities, performance, experience and cost of living adjustments, as appropriate.

Annual Bonus.  In addition to base salaries, we believe performance-based cash bonuses are important in providing incentives to achieve corporate goals. Cash bonuses are intended to reward individual performance during the year and can therefore be highly variable from year to year. The goals for our executive officers are communicated to them within 30 days following the determination of such goals by our board of directors. In 2007, the goals will be established by the compensation committee. Bonuses are determined and paid, if approved by the compensation committee, every six months. Our compensation committee has not yet determined the corporate performance goals it will apply in determining our executive officers’ bonuses for 2007.

Long-Term Incentive Program.  We believe that long-term performance is achieved through an ownership culture that encourages long-term performance by our executive officers through our grants of stock-based awards. Our long-term equity incentive compensation is currently exclusively in the form of stock options to acquire our common stock. Our equity incentive plans were established to provide our employees, including our executive officers, with incentives to help align those employees’ incentives with the interests of our stockholders. Prior to this offering we have granted awards to our employees primarily through our 2001 Stock Incentive Plan. In 2006, certain of our named executive officers were granted options pursuant to our 2001 Stock Incentive Plan in the amounts indicated in the section below entitled “Grants of Plan Based Awards.”

In the absence of a public trading market for our common stock, our board of directors determined the fair market value of our common stock in good faith based on consideration of a number of relevant factors including the status of our development efforts, results of operations, financial status, market and industry conditions, the absence of a liquid market for our common stock, the rights, preferences and privileges of our common stock compared to our preferred stock and other factors. In September 2005, in response to Section 409A of the Internal Revenue Code of 1986, as amended, and the proposed regulations issued by the U.S. Internal Revenue Services thereunder, our board of directors retained Duff & Phelps, LLC, an independent valuation firm, to determine the fair market value of our common stock as of September 30, 2005. The board of directors has obtained periodic valuation updates subsequent to the initial valuation. All equity awards to our employees, including executive officers, and to our directors in 2006 were granted at no less than the fair market value of our common stock on the grant date in accordance with the valuation determined by our independent valuation firm and based on a review of material changes in our business and results of operations. We do not have any program, plan or obligation that requires us to grant equity compensation on specified dates and, because we have not been a public company, we have not made equity grants in connection with the release or withholding of material non-public information. Authority to make equity grants to executive officers rests with our compensation committee, although, our compensation committee does consider the recommendations of our Chairman and Chief Executive Officer for officers other than himself. In the future we expect the exercise price of options to be set at the closing price of our common stock on the date of grant.

In connection with this offering, our board of directors has adopted the Cavium Networks, Inc. 2007 Equity Incentive Plan, which we refer to as the 2007 Plan, which will take effect upon the consummation of this offering which permits the grant of stock options, stock appreciation rights, restricted stock grants or awards, performance shares, and other stock-based awards. The 2007 Plan will replace our existing 2001 Stock Incentive Plan immediately following this offering. For a further description, please see the section below entitled “Equity Incentive Plans.”

In the past, our practice has been to review annually equity awards to existing employees, including our executive officers, and make additional awards if appropriate. With respect to newly hired employees, including executive officers, our practice has been to make stock grants at the first meeting of the board of directors following such employee’s hire date. Our compensation committee has not yet established a policy for granting equity awards to current and new employees, including executive officers, following this offering, but expects to adopt such a policy during 2007. Like our other pay components, we intend that the annual aggregate value of these awards will be set in line with that of comparable companies.

In 2006, we granted options to purchase a total of 2,434,750 shares to all employees, of which options to purchase 677,500 shares were granted to our executive officers, representing 27.8% of all grants in 2006. Our board of directors does not apply a rigid formula in allocating stock options to executive officers as a group or to any particular executive officer. Instead, our board of directors exercises its judgment and discretion and considers, among other things, the role and responsibility of the executive officer, competitive factors, the amount of stock-based equity compensation already held by the executive officer, the non-equity compensation received by the executive officer and the total number of options to be granted to all participants during the year. The number of stock options granted to each named executive officer is set forth in the “Grants of Plan-Based Awards Table.” The value of such grants, as determined in accordance with FAS 123(R) for each individual named executive officer is set forth in the column “Option Awards” in the “Summary Compensation Table.”

We encourage our executive officers to hold a significant equity interest in the company. However, we do not have specific share retention and ownership guidelines for our executive officers. We have a policy that, once we become a publicly traded company following this offering, we will not permit our executive officers, directors or other members of management to engage in short sales, transactions in put or call options, hedging transactions or other inherently speculative transactions with respect to the company’s stock, and will discourage the purchase and sale of exchange-traded options on our stock by our executive officers.

Stock Appreciation Rights.  Our 2007 Plan authorizes us to grant stock appreciation rights, which are more fully described below under “Equity Incentive Plans.” To date no stock appreciation rights have been awarded to any of our executive officers. However, our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Restricted Stock Grants or Awards.  Our compensation committee did not grant restricted stock or restricted stock awards pursuant to our 2001 Stock Incentive Plan to any of our executive officers in the year ended December 31, 2006. However, our 2007 Plan authorizes restricted stock and restricted stock awards and our compensation committee, in its discretion, may in the future elect to make such grants to our executive officers if it deems it advisable.

Employment Agreements and Offer Letters; Other Compensation.  Our senior officers who were parties to employment agreements and offer letters prior to this offering will continue, following this offering, to be parties to such agreements in their current form until such time, if any, as the compensation committee determines in its discretion that revisions to such agreements are advisable. We have no current plans to make changes to any employment agreements or offer letters, except as required by law or as required to clarify the benefits to which our executive officers are entitled as set forth herein.

All of our full-time employees in the U.S., including our executive officers, may participate in our health programs, such as medical, dental and vision care coverage, and our 401(k) and life insurance programs.

The compensation committee, which is comprised solely of “outside directors” as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt plans or programs providing for additional benefits if the compensation committee determines that doing so is in our best interests.

Stock Ownership Guidelines.  We have not currently adopted stock ownership guidelines. We may implement guidelines regarding the issuance of new stock option awards in the future in order to assure that our officers are appropriately incentivized.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and our two other executive officers during the year ended December 31, 2006:

				Non-Stock
				Incentive
Name and			Option	Plan	All Other
Principal Position	Salary	Bonus(1)	Awards(2)	Compensation	Compensation(3)	Total

Syed B. Ali	$194,480	$45,650	$692,615	—	$10,640	$943,385
President and Chief Executive Officer
Arthur D. Chadwick	188,625	18,260	197,890	—	10,780	415,555
Vice President of Finance and Administration and Chief Financial Officer
Anil K. Jain	194,480	18,260	212,732	—	10,779	436,251
Vice President of IC Engineering
Rajiv Khemani	187,200	18,260	256,938	—	10,528	472,926
Vice President of Marketing and Sales

(1)	Bonuses listed on this table reflects the performance of the Chief Executive Officer, Chief Financial Officer and each of the named executive officers. However, a portion of the bonuses are actually paid in the following calendar year.

(2)	Amount reflects the expensed fair value of stock options granted in 2006, calculated in accordance with SFAS No. 123(R). See Note 1 of “Notes to Financial Statements — Stock-Based Compensation Associated with Awards to Employees” for a discussion of assumptions made in determining the grant date and fair market value and compensation expense of our stock options.

(3)	Includes the following payments we paid on behalf of the executives:

			Life
		Health Care	Insurance
Name	Year	Contribution	Premiums	Total

Syed B. Ali	2006	$10,380	$260	10,640
Arthur D. Chadwick	2006	10,380	400	10,780
Anil K. Jain	2006	10,380	399	10,779
Rajiv Khemani	2006	10,380	148	10,528

Grants of Plan Based Awards

All options granted to our named executive officers in 2006 are nonqualified stock options. The exercise price per share of each option granted to our named executive officers was equal to the fair market value of our common stock as determined in good faith by our board of directors on the date of the grant. All of the stock options granted to our named executive officers in 2006 were granted under our 2001 Stock Incentive Plan.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for the fiscal year ended December 31, 2006:

				All Other
				Option
				Awards:
		Estimated Future Payouts Under		Number of	Exercise or Base	Grant Date Fair
		Non-Equity Incentive Plan Awards(1)		Securities	Price of Option	Value of Stock and
Name	Grant Date	Target	Maximum	Underlying Options	Awards ($/Sh)(2)	Option Awards(3)

Syed B. Ali	—	$50,000	$50,000	—	—	—
	3/22/06	—	—	175,000	$3.04	$331,380
	3/22/06	—	—	175,000	3.04	361,235
Arthur D. Chadwick	—	20,000	20,000	—	—	—
	3/22/06	—	—	50,000	3.04	94,680
	3/22/06	—	—	50,000	3.04	103,210
Anil K. Jain	—	20,000	20,000	—	—	—
	3/22/06	—	—	53,750	3.04	101,781
	3/22/06	—	—	53,750	3.04	110,951
Rajiv Khemani	—	20,000	20,000	—	—	—
	3/22/06	—	—	50,000	3.04	94,680
	3/22/06	—	—	50,000	3.04	103,210
	11/14/06	—	—	20,000	5.42	59,048

(1)	Actual amounts earned by our executive officers for 2006 are shown in the column entitled “Bonus” in our Summary Compensation Table.

(2)	Represents the per share fair market value of our common stock, as determined by our board of directors in good faith on the grant date.

(3)	Amount represents the total fair value of stock options in 2006, calculated in accordance with SFAS No. 123(R). See Note 1 of “Notes to Financial Statements — Stock-Based Compensation Associated with Awards to Employees.”

Outstanding Equity Awards At 2006 Fiscal Year-End

The following table sets forth certain information regarding equity awards granted to our named executive officers outstanding as of December 31, 2006:

	Option Awards
			Number of
			Securities
	Number of		Underlying
	Securities Underlying		Unexercised	Option
	Unexercised Options		Options	Exercise	Option
Name	Exercisable		Unexercisable	Price(1)	Expiration Date

Syed B. Ali	350,000	(2)		$1.02	8/2/2015
	175,000	(2)		3.04	3/22/2016
	175,000	(3)		3.04	3/22/2016
Arthur D. Chadwick	—			—	—
Anil K. Jain	25,000	(2)		0.30	7/30/2014
	90,000	(2)		1.02	8/2/2015
	53,750	(2)		3.04	3/22/2016
	53,750	(3)		3.04	3/22/2016
Rajiv Khemani	50,000	(2)		3.04	3/22/2016
	50,000	(3)		3.04	3/22/2016
	20,000	(4)		5.42	11/14/2016

(1)	Represents the per share fair market value of our common stock, as determined by our board of directors in good faith on the grant date.

(2)	Each option vests as to 12.5% on the date six months from the vesting commencement date and 1/48th of the shares subject to the stock option vest monthly thereafter.

(3)	Each option vests as to 20% on the one year anniversary of the vesting commencement date and 1/60th of the shares subject to the stock option vest monthly thereafter.

(4)	30,000 shares vested on the date of grant and 1/48th of the shares subject to the stock option vest monthly over 12 months after the vesting commencement date.

Option Exercises and Stock Vested

The following table sets forth certain information regarding option awards exercised by our named executive officers during 2006:

	Option Awards
	Number of
	Shares Acquired		Value Realized
Name	on Exercise		on Exercise

Syed B. Ali	—		—
Arthur D. Chadwick	50,000	(1)	$0
	50,000	(2)	0
Anil K. Jain	5,000	(2)	10,100
Rajiv Khemani	—		—

(1)	Shares remain subject to a repurchase option in favor of the company which lapses at a rate of 20% on the one year anniversary of the vesting commencement date and 1/60th of the shares lapse on a monthly basis thereafter.

(2)	Shares remain subject to a repurchase option in favor of the company which lapses at a rate of 12.5% on the date six months from the vesting commencement date and 1/48th of the shares lapse on a monthly basis thereafter.

Pension Benefits

We do not currently maintain qualified or non-qualified defined benefit plans.

Nonqualified Deferred Compensation

We do not currently maintain non-qualified defined contribution plans or other deferred compensation plans.

Employee Agreements and Potential Payments Upon Termination or Change in Control

The following summaries set forth the employment agreements and potential payments payable to our executive officers upon termination of employment or a change in control of us under their current employment agreements and our other compensation programs. The compensation committee may in its discretion revise, amend or add to the benefits if it deems advisable. In addition to the potential payments set forth below, each of the executive officers, as employees, may be entitled to certain benefits under the 2001 Stock Incentive Plan relating to the accelerated vesting of equity awards if such executive officer’s employment is terminated by us without cause or by the executive officer for good reason following a change in control of us (as such terms are defined in the 2001 Stock Incentive Plan). Further information regarding the benefits under the 2001 Stock Incentive Plan is set forth under “Equity Incentive Plans.”

Syed B. Ali.  In January 2001, we entered into an employment agreement with Mr. Ali, our President and Chief Executive Officer. The base annual salary paid to Mr. Ali in 2006 was $194,480. Mr. Ali’s agreement provides that he is an at-will employee and his employment may be terminated at any time by us or Mr. Ali. If we terminate Mr. Ali’s employment without cause or Mr. Ali is constructively terminated, and Mr. Ali executes a release of claims against the company, Mr. Ali will be entitled to receive $14,583 (less applicable withholding taxes) per month for a period of twelve months and reimbursement for health care continuation coverage for the same period. If, during the twelve-month period, Mr. Ali obtains full time employment (or its equivalent), then Mr. Ali’s severance payments will be decreased by the salary or fees paid for such work (but not decreased by more than $50,000) and his health care continuation reimbursements will cease if he has been provided with substantially similar coverage. For purposes of his employment agreement, Mr. Ali will be deemed to be terminated for cause if he is terminated because he performs an act or fails to perform an act in bad faith and to the material detriment of the company, refuses or fails to act in accordance with any lawful, reasonable direction or order of our board of directors and such refusal or failure has a materially adverse effect on our business, willfully commits misconduct or dishonesty in the management of our affairs, or is convicted of a felony and such conviction has a materially adverse effect on us or on Mr. Ali’s ability to serve as our employee. For purposes of his employment agreement, Mr. Ali will be deemed to be constructively terminated if he terminates his employment because, without Mr. Ali’s consent, we materially breach the employment agreement and it is not cured within thirty days after written notice thereof to our board of directors, materially reduce or change Mr. Ali’s job title, duties, responsibilities or requirements that are inconsistent with the position of President, materially reduce Mr. Ali’s salary or benefits in effect, or relocate our headquarters (or require Mr. Ali to relocate) more than one hundred miles from our then-current location. For a period of eighteen months after his termination of employment, Mr. Ali will be subject to certain restrictions on competition with the company and on the solicitation of employees, customers and clients. Mr. Ali is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

Arthur D. Chadwick.  In December 2004, we entered into an employment offer letter with Mr. Chadwick, our Vice President of Finance & Administration and Chief Financial Officer. The base annual salary paid to Mr. Chadwick in 2006 was $188,625. Mr. Chadwick’s offer letter provides that he is an at-will employee and his employment may be terminated at any time by us or Mr. Chadwick. Mr. Chadwick’s offer letter also provides for the issuance of a stock option to purchase 250,000 shares of our common stock, vesting over four years, based on his continued employment and subject to accelerated vesting as described below. If we terminate Mr. Chadwick’s employment without cause or Mr. Chadwick resigns for good reason, one half of his unvested company stock and stock options issued pursuant to his offer letter will become vested. Mr. Chadwick’s unvested company stock and stock options issued pursuant to his offer letter will vest if we terminate Mr. Chadwick’s employment or Mr. Chadwick resigns for good reason within three months prior to or 12 months following a change in control (as defined in his offer letter) or Mr. Chadwick is not offered the position of chief financial officer of the surviving or continuing entity within three months following the change in control. In addition, in the event of a change in control, Mr. Chadwick has agreed to assist the company with the transition following such a transaction for up to 6 months. For purposes of his offer letter, Mr. Chadwick will be deemed to be terminated for cause if he is terminated because he fails to substantially perform his principal duties and responsibilities (other than as a result of death or disability) after thirty days written notice from us, materially and continually breaches his obligations to us set forth in the offer letter or any written policy of the company that is applicable to all officers after thirty days written notice from us, commits an act or acts of dishonesty undertaken and intended to result in substantial gain or personal enrichment at our expense, or is convicted of a felony or crime involving moral turpitude. For purposes of his offer letter, Mr. Chadwick will be deemed to have terminated for good reason if he resigns because, without his written consent, we reduce Mr. Chadwick’s salary or target bonus or materially reduce Mr. Chadwick’s benefits, materially reduce Mr. Chadwick’s duties, authority or responsibilities, relocate Mr. Chadwick’s employment to a location more than fifty miles from his then current California office location or because a successor company fails to assume and perform the obligation of the offer letter. Mr. Chadwick is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

Anil K. Jain.  In January 2001, we entered into an employment offer letter with Mr. Jain, our Vice President of IC Engineering. The base annual salary paid to Mr. Jain in 2006 was $194,480. Mr. Jain’s offer letter provides that Mr. Jain is an at-will employee and his employment may be terminated at any time by us or Mr. Jain. Mr. Jain’s offer letter provides for the issuance of a stock option to purchase the equivalent of 375,000 shares of our common stock, vesting over four years. If we terminate Mr. Jain’s employment for any reason, Mr. Jain is entitled to receive his base salary as well as benefits for three months after termination. Mr. Jain is also eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

Rajiv Khemani.  In May 2003, we entered into an employment offer letter with Mr. Khemani, our Vice President of Marketing and Sales. The base annual salary paid to Mr. Khemani in 2006 was $187,200. Mr. Khemani’s offer letter provides that Mr. Khemani is an at-will employee and his employment may be terminated at any time by us or Mr. Khemani. Mr. Khemani’s offer letter also provides for the issuance of a stock option to purchase 237,500 shares of our common stock, vesting over four years. The offer letter does not provide Mr. Khemani with any severance or change in control benefits. Mr. Khemani is eligible to participate in our general employee benefit plans in accordance with the terms and conditions of such plans.

Non-Employee Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006:

Fees
	Earned or		Non-Stock
	Paid in	Option	Incentive Plan	All Other
Name	Cash	Awards(1)	Compensation	Compensation	Total

Kris Chellam(2)	—	$25,895	—	—	$25,895
John W. Jarve(3)	—	—	—	—	—
Anthony J. Pantuso(4)	—	—	—	—	—
C.N. Reddy(5)	—	—	—	—	—
Anthony S. Thornley(6)	—	61,430	—	—	61,430

(1)	Amounts reflect the expensed fair market value of stock options in 2006, calculated in accordance with SFAS No. 123(R). See Note 1 of “Notes to Financial Statements — Stock-Based Compensation Associated with Awards to Employees.”

(2)	Mr. Chellam owned options to purchase up to 6,250 shares of our common stock as of December 31, 2006, none of which are vested as of December 31, 2006.

(3)	Mr. Jarve did not own any outstanding options as of December 31, 2006.

(4)	Mr. Pantuso did not own any outstanding options as of December 31, 2006.

(5)	Mr. Reddy did not own any outstanding options as of December 31, 2006.

(6)	Mr. Thornley did not own any outstanding options as of December 31, 2006.

Prior to this offering our directors have not received any cash compensation for their services as members of our board of directors or any committee of our board of directors. However, we have a policy of reimbursing directors for travel, lodging and other reasonable expenses incurred in connection with their attendance at board or committee meetings.

Upon completion of this offering, non-employee directors will receive cash compensation for their services as non-employee members of the board of directors in the following amounts: $12,000 per year for service on the board of directors, plus $6,000 per year for service on the audit committee and $6,000 per year for service on the compensation committee. In addition, the chairperson of the audit committee will receive an additional $6,000 per year. This cash compensation will be paid annually, with the first payment to be made on the date of our annual stockholders’ meeting in 2008. Payments will be pro rated for any partial year of service.

Two of our non-employee directors have received options to purchase shares of our common stock under our 2001 Stock Incentive Plan. In December 2005, we granted an option to purchase 25,000 shares of common stock at an exercise price of $1.50 per share to Mr. Chellam; and in September 2006, we granted an option to purchase 25,000 shares of common stock at an exercise price of $5.52 per share to Mr. Thornley. Each of these options has a four-year monthly vesting schedule. In addition, in December 2006, we granted an option to purchase 6,250 shares of common stock at an exercise price of $5.42 per share to Mr. Chellam. This option has a one-year monthly vesting schedule. In February 2007, we granted an option to purchase 3,125 shares of common stock at an exercise price of $8.52 per share to Mr. Thornley. This option has a four-year vesting schedule. In the event of certain change in control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the vesting of all shares subject to each option granted to the non-employee directors will accelerate fully.

Each individual who is elected or appointed as a non-employee director of the board of directors after this offering will automatically be granted an option to purchase 50,000 shares of our common stock. All of the shares subject to each such grant vest in equal monthly installments over four years. The vesting commencement date of these options will occur when the director first takes office.

At the time of each of our annual stockholders’ meetings, beginning in 2008, each non-employee director who has served for at least the preceding six months and who will continue to be a director after that meeting will automatically be granted a nonstatutory option on such date to purchase 12,500 shares of our common stock that will vest in equal monthly installments over four years.

All these options will be granted with an exercise price equal to the fair market value of our common stock on the date of the grant. For further information regarding the equity compensation of our non-employee directors, see the section titled “Equity Incentive Plans — 2007 Equity Incentive Plan.”

Equity Incentive Plans

2001 Stock Incentive Plan

Our board of directors adopted the Cavium Networks 2001 Stock Incentive Plan, which we refer to as the 2001 Plan, on February 8, 2001. The 2001 incentive plan will terminate in 2011, unless sooner terminated by our board of directors.

Awards.  The 2001 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, and other forms of equity compensation (collectively, “stock awards”), all of which may be granted to employees (including officers), directors, and consultants; provided, however, that incentive stock options may only be granted to employees.

Share Reserve.  The aggregate number of shares of our common stock that may be issued pursuant to stock awards under the 2001 Plan (including incentive stock options) is 10,345,979 shares.

Following the date that Section 162(m) of the Internal Revenue Code applies to stock awards under the 2001 Plan, no person may be granted stock options covering more than 1,000,000 shares of our common stock during any fiscal year. However, a participant may be granted options for up to an additional 500,000 shares in connection with the participant’s commencement of service.

The following types of shares will become available again for subsequent issuance under the 2001 Plan: (i) any shares covered by a stock award granted under the 2001 Plan that is forfeited or canceled, expires or is settled in cash, and (ii) any unvested shares that are forfeited or repurchased by us at their original purchase price.

Administration.  Our board of directors has delegated its authority to administer the 2001 Plan to our compensation committee. Subject to the terms of the 2001 Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of stock options granted and the consideration to be paid for restricted stock awards. The plan administrator does not have the authority, without first obtaining stockholder approval, to (i) reduce the exercise price of any outstanding stock option, (ii) cancel any outstanding stock option and grant in exchange another stock award or other consideration or (iii) engage in any action that is treated as a repricing under generally accepted accounting principles.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2001 Plan, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of our common stock on the date of grant. In addition, no incentive or nonstatutory stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless the exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant. Incentive stock options are subject to additional tax limitations, as described below with respect to the 2007 incentive plan. All stock options granted under the 2001 Plan vest at the rate specified by the plan administrator, typically with 1/8th of the shares vesting six months after the date of grant and 1/48th of the shares vesting monthly thereafter over the next three and one half years.

The plan administrator determines the term of stock options granted under the 2001 Plan, up to a maximum of ten years (except in the case of incentive stock options granted to any person who, at the time of grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates, in which case the term of the incentive stock option must not exceed five years). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death or for cause, the optionee may exercise any vested stock options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or if an optionee dies within 12 months following cessation of service due to disability), the optionee or a beneficiary may exercise any vested options for a period of 12 months from the date of death. In no event, however, may a stock option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash or check, (b) a promissory note, (c) the tender of common stock previously owned by the optionee, (d) a broker-assisted cashless exercise, and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, stock options generally are not transferable except by will or the laws of descent and distribution, and in the case of nonstatutory stock options, pursuant to certain trusts or by gift to certain family members.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. The purchase price for restricted stock awards is (i) 100% of the fair market value of our common stock on the date of grant for any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates, and (ii) at least 85% of the fair market value of our common stock on the date of grant for all other participants. The purchase price may be paid in any form of consideration described above with respect to options, except for broker-assisted exercises. Shares of common stock acquired under a restricted stock award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a restricted stock award are not transferable except by will or the laws of descent and distribution.

Changes to Capital Structure.  In the event that there is a change in our capital structure, such as a stock split, appropriate adjustments will be made to (i) the number of shares reserved under the 2001 Plan, (ii) the maximum number of options that can be granted in a fiscal year, and (iii) the number of shares and exercise price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain of our corporate transactions or related entity dispositions, outstanding stock awards under the 2001 Plan may be assumed (as described in the 2001 Plan) by any successor entity (or its parent company). If an award is not assumed, it will terminate upon a corporate transaction. Except as provided otherwise in an individual agreement, in the event of certain corporate transactions or related entity dispositions, (i) each award that is assumed will become vested with respect to one additional year of vesting credit upon a participant’s termination of service if the participant’s service is terminated without cause or if the participant terminates service voluntarily for good reason (as such terms are defined in the 2001 Plan) within 12 months of the corporate transaction or related entity disposition and (ii) each award that is not assumed will become fully vested with respect to shares representing one additional year of vesting credit immediately prior to the corporate transaction or related entity disposition.

For purposes of the 2001 Plan, a corporate transaction will be deemed to occur in the event of (i) a merger or consolidation in which we are not the surviving entity (except for a transaction the principal purpose of which is to change the state in which we are incorporated), (ii) the sale, transfer or other disposition of all or substantially all of our assets (including the capital stock of our subsidiaries), (iii)  approval by our stockholders of any plan or proposal for our complete liquidation or dissolution, (iv) a reverse merger in which we are the surviving entity but more than 50% of the total combined voting power of our securities is transferred to a person or persons different from those who held such securities immediately prior to such merger or (v) an acquisition by another person or related group of persons of beneficial ownership of securities possessing more than 50% of the total combined voting power of our outstanding securities.

For purposes of the 2001 Plan, a related entity disposition is the sale, distribution or other disposition by us or our affiliates of all or substantially all of the interests of us or our affiliates in any related entity (as defined in the 2001 Plan) effected by a sale, merger or consolidation or other transaction involving the related entity or the sale of all our substantially all of the assets of that related entity, other than any related entity disposition to us or our affiliates.

Changes in Control.  Except as provided otherwise in an individual agreement, following certain specified change in control transactions, with respect to every participant who is terminated without cause or for good reason (as such terms are defined in the 2001 Plan) within 12 months of the change in control transaction, the participant’s awards representing one additional year of vesting credit will become fully vested and be released from any repurchase or forfeiture rights upon the participant’s termination of service.

2007 Equity Incentive Plan

Our board of directors has adopted the 2007 Plan, which will become effective immediately upon the date of the underwriting agreement for this offering. The 2007 Incentive Plan will terminate on the day before the tenth anniversary of the date it is adopted by our board of directors or approved by our stockholders, whichever is earlier, unless sooner terminated by our board of directors.

Awards.  The 2007 Plan provides for the grant of incentive stock options, nonstatutory stock options, restricted stock awards, restricted stock unit awards, stock appreciation rights, performance stock awards, and other forms of equity compensation (collectively, “stock awards”), and performance cash awards, all of which may be granted to our employees (including officers), directors, and consultants and employees (including officers) and consultants or our affiliates.

Share Reserve.  Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2007 Plan is 5,000,000 shares. The number of shares of our common stock reserved for issuance will automatically increase on January 1st, from January 1, 2008 through January 1, 2017, by the lesser of (i) 5% of the total number of shares of our common stock outstanding on the applicable January 1st date or (ii) 5,000,000 shares. Our board of directors may also act, prior to the first day of any fiscal year, to increase the number of shares as the board of directors shall determine, which number shall be less than each of (i) and (ii). The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2007 Plan is equal to 10,000,000 shares.

No person may be granted stock options or stock appreciation rights covering more than 10,000,000 shares of our common stock under the 2007 Plan during any calendar year. Such limitation is designed to help assure that any deductions to which we would otherwise be entitled upon the exercise of a stock option or stock appreciation right or upon the subsequent sale of shares purchased under such a stock award, will not be subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code.

If a stock award granted under the 2007 Plan expires or otherwise terminates without being exercised in full, or is settled in cash, the shares of our common stock not acquired pursuant to the stock award again become available for subsequent issuance under the 2007 Plan. In addition, the following types of shares under the 2007 Plan may become available for the grant of new stock awards under the 2007 Plan: (i) shares that are forfeited to us prior to becoming fully vested; (ii) shares withheld to satisfy income or employment withholding taxes; (iii) shares used to pay the exercise price of a stock option in a net exercise arrangement; and (iv) shares tendered to us to pay the exercise price of a stock option. Shares issued under the 2007 Plan may be previously unissued shares or reacquired shares bought on the open market. As of the date hereof, no shares of our common stock have been issued under the 2007 incentive plan.

Administration.  Our board of directors has delegated its authority to administer the 2007 Plan (except with respect to non-discretionary grants made to non-employee directors, as discussed in “Non-Discretionary Grants to Non-Employee Directors” below) to our compensation committee. Subject to the terms of the 2007 Plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of stock awards to be granted, and the terms and conditions of the stock awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of stock options granted, the consideration to be paid for restricted stock awards, and the strike price of stock appreciation rights.

The plan administrator has the authority to:

•	reduce the exercise price of any outstanding stock option;

•	cancel any outstanding stock option and grant in exchange one or more of the following: (a) new stock options covering the same or a different number of shares of common stock, (b) new stock awards, (c) cash, and/or (d) other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.

The plan administrator also has the authority to amend the 2007 Plan in any respect it deems necessary or advisable; however, except as provided by the 2007 Plan with regard to changes in our capital structure, stockholder approval shall be required for any amendment to the 2007 Plan that either (i) materially increases the number of shares of common stock available for issuance under the 2007 Plan, (ii) materially expands the class of individuals eligible to receive awards under the 2007 Plan, (iii) materially increases the benefits accruing to participants under the 2007 Plan or materially reduces the price at which shares of common stock may be issued or purchased under the 2007 Plan, (iv) materially extends the term of the 2007 Plan, or (v) expands the types of awards available for issuance under the 2007 Plan, but only to the extent required by applicable law or listing requirements.

Stock Options.  Incentive and nonstatutory stock options are granted pursuant to stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2007 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant except in the case of certain incentive stock options, as described in “Tax Limitations on Incentive Stock Options” below. Stock options granted under the 2007 Plan vest at the rate specified by the plan administrator, typically with 1/8th of the shares vesting six months after the date of grant and 1/48th of the shares vesting monthly thereafter over the next three and one half years. No stock option granted to an employee that is classified as a “non-exempt employee” for purposes of the Fair Labor Standards Act may be first exercisable until at least six months following the date of grant of the stock option.

The plan administrator determines the term of stock options granted under the 2007 Plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described in “Tax Limitations on Incentive Stock Options” below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise any vested stock options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested stock options for a period of 12 months following such cessation of service in the event of disability and 18 months following the date of death. The stock option term may be extended in the event that exercise of the stock option following termination of service is prohibited by applicable securities laws. In no event, however, may a stock option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (a) cash, check, bank draft or money order, (b) a broker- assisted cashless exercise, (c) the tender of common stock owned by the optionee, (d) a net exercise arrangement, and (e) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, stock options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the stock option following the optionee’s death.

Tax Limitations on Incentive Stock Options.  Incentive stock options may be granted only to our employees and employees of our parent or subsidiary corporations. A maximum of 10,000,000 shares may be issued pursuant to incentive stock options under the 2007 Plan. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our incentive plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (a) the stock option exercise price is at least 110% of the fair market value of the stock subject to the stock option on the date of grant, and (b) the term of the incentive stock option does not exceed five years from the date of grant.

Restricted Stock Awards.  Restricted stock awards are granted pursuant to restricted stock award agreements adopted by the plan administrator. Restricted stock awards may be granted in consideration for (a) past or future services rendered to us or our affiliates, or (b) any other form of legal consideration. Shares of common stock acquired under a restricted stock award may, but need not, be subject to forfeiture in accordance with a vesting schedule as determined by the plan administrator. Rights to acquire shares under a restricted stock award may be transferred only upon such terms and conditions as set by the plan administrator.

Restricted Stock Unit Awards.  Restricted stock unit awards are granted pursuant to restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration. A restricted stock unit award may be settled by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares of common stock covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, restricted stock unit awards that have not vested will be forfeited upon the participant’s cessation of continuous service for any reason.

Stock Appreciation Rights.  Stock appreciation rights are granted pursuant to stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the strike price for a stock appreciation right which cannot be less than 100% of the fair market value of our common stock on the date of grant. Upon the exercise of a stock appreciation right, we will pay the participant an amount equal to the product of (a) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (b) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2007 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.

The plan administrator determines the term of stock appreciation rights granted under the 2007 Plan, up to a maximum of ten years. If a participant’s service relationship with us, or any of our affiliates, ceases for any reason, then the participant, or the participant’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may a stock appreciation right be exercised beyond the expiration of its term.

Performance Awards.  The 2007 Plan permits the grant of performance stock awards and performance cash awards that may qualify as performance-based compensation that is not subject to the $1,000,000 limitation on the income tax deductibility of compensation paid per covered executive officer imposed by Section 162(m) of the Internal Revenue Code. To assure that the compensation attributable to performance stock awards and performance cash awards will so qualify, the plan administrator can structure such awards so that stock or cash will be issued or paid pursuant to such award only upon the achievement of certain pre-established performance goals during a designated performance period. No individual may receive more than 10,000,000 vested shares of our common stock during any calendar year pursuant to performance-based stock awards. No individual may be paid more than $10,000,000 during any calendar year pursuant to performance cash awards.

Performance goals may be based on any one of, or combination of, the following performance criteria: earnings per share; earnings before interest, taxes and depreciation; earnings before interest, taxes, depreciation and amortization; total stockholder return; return on equity; return on assets, investment, or capital employed; operating margin; gross margin; operating income; net income (before or after taxes); net operating income; net operating income after tax; pre-tax profit; operating cash flow; sales or revenue targets; increases in revenue or product revenue; expenses and cost reduction goals; improvement in or attainment of working capital levels; economic value added (or an equivalent metric); market share; cash flow; cash flow per share; share price performance; debt reduction; implementation or completion of projects or processes; customer satisfaction; stockholders’ equity; and to the extent that an award is not intended to comply with Section 162(m) of the Internal Revenue Code, other measures of performance selected by our board of directors. At the time of granting any performance-based award, our board of directors is authorized to determine whether, when calculating the attainment of performance goals: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects, as applicable, for non-U.S. dollar denominated net sales and operating earnings; (iii) to exclude the effects of changes to generally accepted accounting standards required by the Financial Accounting Standards Board; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; and (v) to exclude the effects of any “extraordinary items” as determined under generally accepted accounting principles.

Other Stock Awards.  The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the award and all other terms and conditions of such awards.

Non-Discretionary Grants to Non-Employee Directors.  Under the 2007 Plan, our non-employee directors will automatically receive a series of stock awards over their period of service on our board of directors:

Form of Initial and Annual Grants.  On or before the end of our fiscal year, our board will determine if all initial and annual grants to be granted in the subsequent year will be in the form of nonstatutory stock options or another type of stock award. If our board of directors does not make such a determination on or before the end of our fiscal year, all initial and annual grants to be granted in the subsequent fiscal year will be in the form of nonstatutory stock options, as described below. If the initial and annual grants are in the form of another type of stock award, the number of shares of common stock subject to such grants will be determined by our board of directors in its sole discretion.

Initial Grants.  If the initial grant is in the form of a stock option, each individual who is elected or appointed as a non-employee director after this offering will automatically be granted a nonstatutory stock option to purchase 50,000 shares of our common stock. All of the shares subject to each such initial grant shall vest in a series of 48 equal monthly installments measured from the date of grant.

Annual Grants.  If the annual grant is in the form of a stock option, each individual who is serving as a non-employee director on the date of an annual meeting of our stockholders, commencing with the annual meeting in

2008, and has served at least six months preceding the annual meeting will automatically be granted a nonstatutory stock option to purchase 12,500 shares of our common stock on such date. The shares subject to each such annual grant shall vest in a series of 48 equal monthly installments measured from the date of grant.

Changes to Capital Structure.  In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (i) the class(es) and maximum number of shares reserved under the 2007 Plan, (ii) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (iii) the class(es) and maximum number of shares which may be issued as incentive stock options, (iv) the class(es) and maximum number of options, stock appreciation rights, and performance stock and performance cash awards that can be granted in a calendar year, (v) the class(es) and number of shares for which stock options are subsequently to be made as initial and annual grants to new and continuing non-employee directors, and (vi) the class(es) and number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.

Corporate Transactions.  In the event of certain significant corporate transactions, our board of directors has the discretion to take one or more of the following actions with respect to a stock award: (i) arrange for the surviving or acquiring corporation (or its parent) to assume or continue the stock award or to substitute a similar stock award for the stock award; (ii) arrange for the assignment of any reacquisition or repurchase rights held by us for any shares issued pursuant to the stock award to the surviving or acquiring corporation (or its parent); (iii) accelerate the vesting and exercisability of the stock award, if applicable, with such stock award terminating if not exercised (if applicable) prior to the corporate transaction; (iv) arrange for the lapse of any reacquisition or repurchase rights held by us with respect to the stock award; or (v) cancel the stock award, to the extent not vested or not exercised prior to the corporate transaction, in exchange for such cash consideration as our board, in its discretion, may consider appropriate. Our board of directors does not need to take the same action with respect to all stock awards or with respect to all participants. Other terms may be provided in individual stock award agreements.

For purposes of the 2007 Plan, a corporate transaction will be deemed to occur in the event of (i) a sale of all or substantially all of our consolidated assets and the consolidated assets of our subsidiaries; (ii) a sale of at least 90% of our outstanding securities; (iii) the consummation of a merger or consolidation in which we are not the surviving corporation; or (iv) the consummation of a merger or consolidation in which we are the surviving corporation but the shares of our outstanding common stock are converted into other property by virtue of the transaction.

Changes in Control.  Stock awards may be subject to additional acceleration of vesting and exercisability upon or after the occurrence of certain specified change in control transactions, as may be provided in the agreement for such stock award or other individual written agreement, but in the absence of such provision, no such acceleration will occur.

Tax Consequences

The following is a summary of the principal United States federal income tax consequences with respect to participation in the 2007 Plan. This summary is not intended to be exhaustive, and does not discuss the income tax laws of any city, state or foreign jurisdiction in which a participant may reside.

Stock Options.  There are no federal income tax consequences to the optionee or us by reason of the grant of a nonstatutory stock option. Upon exercise of a nonstatutory stock option, the optionee normally will recognize taxable ordinary income equal to the excess of the fair market value of our common stock on the date of exercise over the option exercise price paid for those shares. With respect to employees, we are generally required to withhold an amount based on the ordinary income recognized. Generally, we will be entitled (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) to a business expense deduction equal to the taxable ordinary income realized by the optionee. Upon disposition of the stock, the optionee will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Incentive stock options granted are intended to qualify for favorable tax treatment under Section 422 of the Code. There generally are no federal income tax consequences to the optionee or us by reason of the grant or exercise of an incentive stock option. However, the exercise of an incentive stock option may increase the optionee’s alternative minimum tax liability, if any. If an optionee holds stock acquired through exercise of an incentive stock option for more than two years from the stock option grant date and more than one year from the date on which the shares are transferred to the optionee upon exercise of the stock option, any gain or loss on a disposition of such stock will be a long-term capital gain or loss. Generally, if the optionee disposes of the stock before the expiration of either of these holding periods (a “disqualifying disposition”), then at the time of disposition the optionee will realize taxable ordinary income equal to the lesser of (i) the excess of the stock’s fair market value on the exercise date over the exercise price, or (ii) the optionee’s actual gain, if any, on the purchase and sale. The optionee’s additional gain or any loss upon the disqualifying disposition will be a capital gain or loss, which will be long-term or short-term depending on whether the stock was held for more than one year. To the extent the optionee recognizes ordinary income by reason of a disqualifying disposition, we generally (subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code, and the satisfaction of a tax reporting obligation) will be entitled to a corresponding business expense deduction in the tax year in which the disqualifying disposition occurs.

Restricted Stock Awards.  There are no tax consequences to the recipient or us by reason of the grant of a restricted stock award. Upon receipt of the stock pursuant to such award, the recipient normally will recognize taxable ordinary income equal to the excess of the stock’s fair market value over the purchase price, if any. However, to the extent the stock is subject to certain types of vesting restrictions, the taxable event will be delayed until the restrictions lapse, unless the recipient elects under Section 83(b) of the Code to be taxed on receipt of the stock by filing a Section 83(b) election. With respect to employees, we generally are required to withhold an amount based on the ordinary income recognized. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will be entitled to a business expense deduction equal to the taxable ordinary income realized by the recipient. Upon disposition of the stock, the recipient will recognize a capital gain or loss equal to the difference between the selling price and the sum of the amount paid for such stock plus any amount recognized as ordinary income upon acquisition (or vesting) of the stock. Such gain or loss will be long-term or short-term depending on whether the stock was held for more than one year.

Restricted Stock Unit Awards.  No taxable income is recognized upon receipt of a restricted stock unit award. The recipient generally will recognize ordinary income in the year in which the shares subject to that unit are actually vested and issued to the recipient in an amount equal to the fair market value of the shares on the date of issuance. The recipient and we will be required to satisfy certain tax withholding requirements applicable to such income. Subject to the requirement of reasonableness, the provisions of Section 162(m) of the Code and the satisfaction of a tax reporting obligation, we will be entitled to an income tax deduction equal to the amount of ordinary income recognized by the recipient at the time the shares are issued. In general, the deduction will be allowed for the taxable year in which such ordinary income is recognized by the recipient.

Stock Appreciation Rights.  No taxable income is realized upon the receipt of a stock appreciation right. Upon exercise of the stock appreciation right, the fair market value of the shares (or cash in lieu of shares) received is recognized as ordinary income to the recipient in the year of such exercise. Under Section 83(b) of the Code , with respect to employees, we are required to withhold from the payment made on exercise of the stock appreciation right or from regular wages or supplemental wage payments an amount based on the ordinary income recognized. Generally, we will be entitled to an income tax deduction in the year in which such ordinary income is recognized by the recipient.

401(k) Plan

We maintain a defined contribution employee retirement plan, or 401(k) plan, for our employees. Our executive officers are also eligible to participate in the 401(k) plan on the same basis as our other employees. The 401(k) plan is intended to qualify as a tax-qualified plan under Section 401(k) of the Internal Revenue Code. The 401(k) plan provides that each participant may contribute up to 15% of his or her pre-tax compensation, up to the statutory limit, which is $15,500 for calendar year 2007. Participants that are 50 years or older can also make “catch-up” contributions, which in calendar year 2007 may be up to an additional $5,000 above the statutory limit.

Under the 401(k) plan, each participant is fully vested in his or her deferred salary contributions, when contributed. We do not make matching contributions. Participant contributions are held and invested by the plan’s trustee.

Limitations on Directors’ Liability and Indemnification Agreements

As permitted by Delaware law, we have adopted provisions in our amended and restated certificate of incorporation that limit or eliminate the personal liability of directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, a director exercise an informed business judgment based on all material information reasonably available to him or her. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases or redemptions or payments of dividends; or

•	any transaction from which the director derived an improper personal benefit.

These limitations of liability do not limit or eliminate our rights or any stockholder’s rights to seek non-monetary relief, such as injunctive relief or rescission. These provisions will not alter a director’s liability under federal securities laws.

As permitted by Delaware law, our bylaws also provide that:

•	we will indemnify our directors and executive officers, subject to certain exceptions, and may indemnify our other officers, employees and agents, to the fullest extent permitted by law;

•	subject to certain exceptions, we will advance expenses to our directors and executive officers in connection with a legal proceeding to the fullest extent permitted by law; and

•	the rights provided in our bylaws are not exclusive.

We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of the person’s actions in connection with his or her services to us, regardless of whether Delaware law permits indemnification for such liability.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. Currently, there is no pending litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

In addition to the indemnification provided for in our bylaws, prior to the closing of this offering, we intend to enter, and we intend to continue thereafter to enter, into separate indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our directors and executive officers for some expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of his service as a director, officer, employee or other agent of Cavium Networks or any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. There is no pending litigation or proceeding involving any of our directors or executive officers for which indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following is a summary of transactions since January 1, 2004 to which we have been a party in which the amount involved exceeded $120,000 and in which any of our executive officers, directors or beneficial holders of more than 5% of our capital stock had or will have a director or indirect material interest, other than compensation arrangements which are described under the section of this prospectus entitled “Compensation Discussion and Analysis.”

Common Stock Issuances

Since January 1, 2004, Anil K. Jain, one of our executive officers, has purchased 117,500 shares of our common stock at a per share exercise price of $0.20, 125,000 shares of common stock at a per share exercise price of $0.30 and 15,000 shares of common stock at a per share exercise price of $1.02, in each case by exercising stock options granted under our 2001 Stock Incentive Plan, resulting in an aggregate purchase price of $281,800.

Since January 1, 2004, Arthur D. Chadwick, one of our executive officers, has purchased 250,000 shares of common stock at a per share exercise price of $0.80 and 100,000 shares of common stock at a per share exercise price of $3.04, in each case by exercising stock options granted under our 2001 Stock Incentive Plan, resulting in an aggregate purchase price of $504,000.

Since January 1, 2004, Rajiv Khemani, one of our executive officers, has purchased 25,000 shares of our common stock at a per share exercise price of $0.30 and 50,000 shares of common stock at a per share exercise price of $1.02, in each case by exercising stock options granted under our 2001 Stock Incentive Plan, resulting in an aggregate purchase price of $58,000.

In 2006, Kris Chellam, one of our directors, purchased 25,000 shares of common stock upon the exercise of an option granted under our 2001 Stock Incentive Plan at a per share exercise price of $1.50, resulting in an aggregate purchase price of $37,500.

In 2006, Anthony S. Thornley, one of our directors, purchased 25,000 shares of common stock upon the exercise of an option granted under our 2001 Stock Incentive Plan at a per share exercise price of $5.52, resulting in an aggregate purchase price of $138,000.

Preferred Stock Issuances

Series B Preferred Stock

In September 2006, we sold an aggregate of 59,522 shares of our Series B preferred stock at a price of $2.10 per share pursuant to warrant exercises by affiliates of Diamondhead Ventures, an existing stockholder who holds more than 5% of our stock.

In September 2006, we sold an aggregate of 119,046 shares of our Series B preferred stock at a price of $2.10 per share pursuant to warrant exercises by Alliance Ventures IV, L.P., an existing stockholder who, along with its affiliates, holds more than 5% percent of our stock and was then affiliated with C.N. Reddy, one of our directors, Solar Venture Partners, L.P. an affiliate of Mr. Reddy, and Galaxy Venture Partners II, L.L.C., also an affiliate of Mr. Reddy.

Series D Preferred Stock

In December 2004, we sold an aggregate of 3,049,454 shares of our Series D preferred stock at a price of $6.5776 per share in a private financing. In August and October 2006, we sold an aggregate of 1,032,037 shares of our Series D preferred stock at a price of $8.70 per share in a private financing. In addition, certain existing stockholders exercised warrants for Series D preferred stock in 2006.

The following table summarizes the purchases of our preferred stock since January 1, 2004 by our directors, executive officers, 5% stockholders and persons affiliated with them in amounts in excess of $120,000:

	Series B		Series D
Investor	Preferred Stock(1)		Preferred Stock(1)

Directors
Kris Chellam	—		80,000	(2)
John W. Jarve	—		1,152,938	(3)
Anthony J. Pantuso	—		1,388,661	(4)
C.N. Reddy	119,046	(5)(9)	111,413	(6)
5% Stockholders
Entities affiliated with Menlo Ventures	—		1,152,938	(3)
Entities affiliated with NeoCarta Ventures	—		1,388,661	(4)
Entities affiliated with Diamondhead Ventures	59,522	(7)	315,435	(8)
Entities Affiliated with Alliance Ventures	90,714	(9)	61,000	(10)

(1)	Each outstanding share of Series B preferred stock and Series D preferred stock will automatically convert into one share of our common stock immediately upon the closing of this offering.

(2)	Consists of 80,000 shares issued to The Chellam Family Trust dtd 1/28/88. Mr. Chellam is co-trustee of The Chellam Family Trust dtd 1/28/88.

(3)	Consists of 1,091,807 shares issued to Menlo Ventures IX, L.P., 20,519 shares issued to MMEF IX, L.P., 36,029 shares issued to Menlo Entrepreneurs Fund IX, L.P. and 4,583 shares issued to Menlo Entrepreneurs Fund IX(A), L.P. These numbers include 30,919 shares issued as a result of the exercise of warrants in 2006. John W. Jarve, one of our directors, is a managing member of MV Management IX, L.L.C., the general partner of Menlo Ventures, IX, L.P., Menlo Entrepreneurs Fund IX, L.P., Menlo Entrepreneurs Fund IX(A), L.P. and MMEF IX, L.P. and has shared voting and investment power over the shares held by these entities. Mr. Jarve disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(4)	Consists of 1,249,796 shares issued to NeoCarta Ventures, L.P. and 138,865 shares issued to NeoCarta Scout Fund, L.L.C. Anthony J. Pantuso, one of our directors, is a managing director of NeoCarta Associates, LLC, which is the general partner of NeoCarta Ventures, L.P. and is a managing director of NeoCarta Associates, LLC, which is the manager of NeoCarta Scout Fund, L.L.C. Mr. Pantuso may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund. Mr. Pantuso may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. Mr. Pantuso disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(5)	Consists of 5,666 shares issued to Solar Venture Partners, L.P. and 22,666 shares issued to Galaxy Venture Partners III, L.L.C., all issued as a result of the exercise of warrants in 2006. C.N. Reddy, one of our directors, is one of the general partners of Solar Venture Partners, L.P. and is the managing partner of Galaxy Ventures. Mr. Reddy disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(6)	Consists of 25,206 shares issued to Solar Venture Partners, L.P. and 86,207 shares issued to Scenic Capital. C.N. Reddy, one of our directors, is one of the general partners of Solar Venture Partners, L.P. and is the general partner of Scenic Capital. Mr. Reddy disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them.

(7)	Consists of 57,077 shares issued to Diamondhead Ventures, LP, 1,627 shares issued to Diamondhead Ventures Advisory Fund, LP and 818 shares issued to Diamondhead Ventures Principals Fund, LP, all issued as a result of the exercise of warrants in 2006.

(8)	Consists of 302,476 shares issued to Diamondhead Ventures, LP, 8,624 shares issued to Diamondhead Ventures Advisory Fund, LP and 4,335 shares issued to Diamondhead Ventures Principals Fund, LP. These numbers include 9,569 shares issued as a result of the exercise of warrants in 2006. Raman Khanna is a managing member of Diamondhead Management, L.L.C., which is the general partner of Diamondhead Ventures, L.P., Diamondhead Ventures Advisory Fund, L.P. and Diamondhead Principals Fund, L.P. Mr. Khanna may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Diamondhead Ventures, L.P., Diamondhead Ventures Advisory Fund, L.P. and Diamondhead Ventures Principals Fund, L.P. Mr. Khanna disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein.

(9)	Consists of 90,714 shares issued to Alliance Ventures IV, LP as a result of the exercise of warrants in 2006. At the time of the Alliance Ventures IV, L.P. warrant exercise, C.N. Reddy, one of our directors, was a manager of Alliance Venture Management, LLC, the general partner of Alliance Ventures IV, L.P. Alliance Venture Management, LLC is no longer the general partner of Alliance Ventures IV, L.P. or its affiliated funds. Mr. Reddy disclaims beneficial ownership of these shares. Randall Meals, Steven Schlossareck and Maury Domengeaux are managing directors of AVM Capital Partners LLC, which is the general partner of Alliance Ventures IV, L.P. and Alliance Ventures III, L.P. Randall Meals, Steven Schlossareck and Maury Domengeaux have shared voting and investment power over the shares held by Alliance Ventures IV, L.P. and Alliance Ventures III, L.P. Randall Meals, Steven Schlossareck and Maury Domengeaux disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein.

(10)	Consists of 61,000 shares issued to Jason Investments, which was, at the time of the issuance, affiliated with Alliance Ventures IV, L.P. At the time of the issuance, C.N. Reddy, one of our directors, was a manager of Alliance Venture Management, LLC, the general partner of

Alliance Ventures IV, L.P. Alliance Venture Management, LLC is no longer the general partner of Alliance Ventures IV, L.P. or its affiliated funds. Jason Investments is no longer affiliated with Alliance Ventures IV, L.P. Mr. Reddy and Alliance Ventures IV, L.P. disclaim beneficial ownership of these shares.

Investors’ Rights Agreement

We have entered into an amended and restated investors’ rights agreement with the purchasers of our outstanding preferred stock, including Syed B. Ali and Muhammad R. Hussain, entities with which certain of our directors are affiliated, and the holders of our outstanding convertible preferred stock warrants. The holders of an aggregate of 26,114,378 shares of our common stock, assuming conversion of our outstanding preferred stock, and the holders of warrants to purchase an aggregate of 55,000 shares of our preferred stock, or their permitted transferees, are entitled to registration rights under the Securities Act with respect to these shares following this offering. For a further description of this agreement, see “Description of Capital Stock — Registration Rights.”

Election of Directors

We have entered into an amended and restated voting agreement with the purchasers of our outstanding preferred stock, including entities with which certain of our directors are affiliated, and certain other stockholders, including Messrs. Ali and Hussain, obligating each party to vote or consent at each stockholder meeting or with respect to each written stockholder consent to maintain the size of our board of directors and to elect the nominees of certain parties to the board of directors. Upon the closing of this offering, the voting agreement will terminate in its entirety and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

We have entered into a letter agreement with respect to identifying, evaluating and reviewing a candidate for our board of directors. For a further description of this agreement, see “Management — Board Committees — Corporate Governance and Nominating Committee.”

Director and Officer Indemnification

Our amended and restated certificate of incorporation and bylaws contain provisions limiting the liability of directors. In addition, prior to the closing of this offering, we intend to enter, and we intend to continue thereafter to enter, into separate indemnification agreements with each of our directors and executive officers to the fullest extent permitted under Delaware law. See “Description of Capital Stock — Limitation of Liability and Indemnification Matters.”

Director Compensation

See “Compensation Discussion and Analysis — Non-Employee Director Compensation.”

Policies and Procedures for Review and Approval of Conflicting Activities

Pursuant to our written Code of Conduct, our executive officers and directors are not permitted to enter into any transactions with our company without the approval of either our audit committee or our board of directors. In approving or rejecting such proposed transactions, the audit committee or board of directors, as applicable, shall consider the relevant facts and circumstances available and deemed relevant to the audit committee or board of directors, as applicable, including but not limited to the risks, costs, benefits to the company, the terms of the transactions, the availability of other sources for comparable services or products and, if applicable, the impact on a director’s independence. Our audit committee and/or board of directors shall approve only those transactions that, in light of known circumstances, are in, or are not inconsistent with, our best interests, as our audit committee or board of directors determines in the good faith exercise of its discretion. The company has designated a compliance officer to generally oversee compliance with the Code of Conduct.

All of the transactions described above were entered into prior to the adoption of our Code of Conduct. Instead, their approvals are as described herein. The stock option exercises were the result of options granted by the company’s board of directors. The issuances of Series D Preferred Stock and the related Investors’ Rights Agreement and Voting Agreement were unanimously approved by our board of directors. The director and officer indemnification agreements were unanimously approved by the board of directors.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership information of our common stock at March 31, 2007, and as adjusted to reflect the sale of the shares of common stock in this offering, for:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

Unless otherwise noted below, the address of the persons and entities listed on the table is c/o Cavium Networks, Inc., 805 East Middlefield Road, Mountain View, California 94043. We have determined beneficial ownership in accordance with the rules of the SEC. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock reflected as beneficially owned, subject to applicable community property laws. We have based our calculation of the percentage of beneficial ownership on 31,807,971 shares of common stock outstanding on March 31, 2007, and 38,057,971 shares of common stock outstanding upon completion of this offering.

In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2007. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Beneficial ownership representing less than 1% is denoted with an asterisk (*).

	Shares Beneficially Owned
		Percent
		Before	After
Name of Beneficial Owner	Number	Offering	Offering

5% Stockholders:
Entities affiliated with Menlo Ventures(1)	9,513,118	29.91%	25.00%
Entities affiliated with Alliance Ventures(2)	4,407,352	13.86	11.58
Entities affiliated with Diamondhead Ventures(3)	2,915,880	9.17	7.66
Entities affiliated with NeoCarta(4)	1,733,488	5.45	4.55

Directors and Named Executive Officers:
Syed B. Ali(5)	2,781,250	8.56	7.18
Arthur D. Chadwick(6)	500,000	1.57	1.31
Anil K. Jain(7)	932,500	2.91	2.44
Rajiv Khemani(8)	432,500	1.35	1,13
C.N. Reddy(9)	1,219,363	3.83	3.20
John W. Jarve(1)	9,513,118	29.91	25.00
Anthony J. Pantuso(4)	1,733,488	5.45	4.55
Kris Chellam(10)	111,250	*	*
Anthony S. Thornley(11)	28,125	*	*
All executive officers and directors as a group (9 persons)(12)	17,251,594	52.30%	43.97%

(1)	Consists of (a) 9,015,479 shares held by Menlo Ventures IX, L.P., (b) 297,505 shares held by Menlo Entrepreneurs Fund IX, L.P., (c) 163,718 shares held by MMEF IX, L.P. and (d) 36,416 shares held by Menlo Entrepreneurs Fund IX(A), L.P. John W. Jarve, one of our directors, is a managing member of MV Management IX, L.L.C., the general partner of Menlo Ventures, IX, L.P., Menlo Entrepreneurs Fund IX, L.P., Menlo Entrepreneurs Fund IX(A), L.P. and MMEF IX, L.P. and has shared voting and investment power over the shares held by these entities. Mr. Jarve disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them. The address for the Menlo Ventures affiliated entities is 3000 Sand Hill Road, Bldg. 4, Suite 100, Menlo Park, CA 94025.

(2)	Consists of (a) 4,129,575 shares held by Alliance Ventures, IV, L.P. and (b) 277,777 shares held by Alliance Ventures III, L.P. Randall Meals, Steven Schlossareck and Maury Domengeaux are managing directors of AVM Capital Partners LLC, which is the general partner of Alliance Ventures IV, L.P. and Alliance Ventures III, L.P. Randall Meals, Steven Schlossareck and Maury Domengeaux have shared voting and investment power over the shares held by Alliance Ventures IV, L.P. and Alliance Ventures III, L.P. Randall Meals, Steven Schlossareck and Maury Domengeaux disclaim beneficial ownership of these shares, except to the extent of their pecuniary interest therein. The address for Alliance Ventures affiliated entities is 12930 Saratoga Avenue, Suite D-8, Saratoga, CA 95070.

(3)	Consists of (a) 2,796,070 shares held by Diamondhead Ventures, L.P., (b) 79,730 shares held by Diamondhead Ventures Advisory Fund, L.P., and (c) 40,080 shares held by Diamondhead Ventures Principals Fund, L.P. Raman Khanna is a managing member of Diamondhead Management, L.L.C., which is the general partner of Diamondhead Ventures, L.P., Diamondhead Ventures Advisory Fund, L.P. and Diamondhead Principals Fund, L.P. Mr. Khanna may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by Diamondhead Ventures, L.P., Diamondhead Ventures Advisory Fund, L.P. and Diamondhead Ventures Principals Fund, L.P. Mr. Khanna disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for the Diamondhead Ventures affiliated entities is 2200 Sand Hill Road, Suite 110, Menlo Park, CA 94025.

(4)	Consists of (a) 1,560,141 shares held by NeoCarta Ventures, L.P., and (b) 173,347 shares held by NeoCarta Scout Fund, L.L.C. Anthony J. Pantuso, one of our directors, is a managing director of NeoCarta Associates, LLC, which is the general partner of NeoCarta Ventures, L.P. and is a managing director of NeoCarta Associates, LLC, which is the manager of NeoCarta Scout Fund, L.L.C. Mr. Pantuso may be deemed to share dispositive and voting power over these shares, which are, or may be, deemed to be beneficially owned by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. Mr. Pantuso may be deemed to have an indirect pecuniary interest in an indeterminate portion of the shares held by NeoCarta Ventures, L.P. and NeoCarta Scout Fund, L.L.C. Mr. Pantuso disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest therein. The address for the entities affiliated with NeoCarta Ventures affiliated entities is 343 Sansome Street, Suite 525, San Francisco, CA 94104.

(5)	Includes options for 700,000 shares of common stock exercisable within 60 days of March 31, 2007.

(6)	Includes (a) 87,495 shares held by Arthur D. Chadwick Living Trust, dated 5/24/2000 for which Mr. Chadwick is the sole beneficiary and sole trustee; and (b) 62,505 shares held by Farah J. Subedar Living Trust, dated 5/24/2000 for which Mr. Chadwick’s spouse is the sole beneficiary and sole trustee.

(7)	Includes options for 197,500 shares of common stock exercisable within 60 days of March 31, 2007 and 117,000 shares held by the Jain Family Trust dated 2/27/07.

(8)	Includes options for 120,000 shares of common stock exercisable within 60 days of March 31, 2007.

(9)	Consists of (a) 316,840 shares held by Solar Venture Partners, LP; (b) 816,316 shares held by Galaxy Venture Partners III, LLC; and (c) 86,207 shares held by Scenic Capital. C.N. Reddy, one of our directors, is one of the general partners of Solar Venture Partners, LP, one of the general partners of Galaxy Venture Partners III, LLC and the general partner of Scenic Capital. Mr. Reddy may be deemed to share voting and investment power over these shares. Mr. Reddy disclaims beneficial ownership of these shares except to the extent of his proportionate pecuniary interest in them. The address for Scenic Capital is c/o C.N. Reddy, Alliance Semiconductor Corp., 2900 Lakeside Drive, Suite 229, Santa Clara, CA 95054. The address for Solar Venture Partners, LP and Galaxy Venture Partners III, LLC is 3561 Homestead Road, Suite 532, Santa Clara, CA 95051.

(10)	Includes options for 6,250 shares of common stock exercisable within 60 days of March 31, 2007 and 80,000 shares held by The Chellam Family Trust dtd 1/28/88 of which Mr. Chellam is a co-Trustee.

(11)	Includes options for 3,125 shares of common stock exercisable within 60 days of March 31, 2007.

(12)	Includes options exercisable for an aggregate of 1,026,875 shares of common stock within 60 days of March 31, 2007 held by our directors and named executive officers as described in the notes above.

DESCRIPTION OF CAPITAL STOCK

General

The following description summarizes some of the terms of our capital stock. Because it is only a summary, it does not contain all the information that may be important to you. For a complete description you should refer to our amended and restated certificate of incorporation and bylaws as they will be in effect upon the completion of this offering, copies of which have been filed as exhibits to the registration statement of which the prospectus is a part.

Upon completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of 200,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of preferred stock, $0.001 par value per share.

As of March 31, 2007, assuming the conversion of all outstanding preferred stock into common stock upon the closing of this offering, we had approximately 192 record holders of our common stock. As of March 31, 2007, there were 4,416,697 shares of common stock subject to outstanding options.

Common Stock

Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of the stockholders, including the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. Subject to preferences that may be applicable to any then outstanding preferred stock, the holders of our outstanding shares of common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities, subject to the satisfaction of any liquidation preference granted to the holders of any outstanding shares of preferred stock.

Holders of our common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Preferred Stock

Assuming the closing of this offering, all currently outstanding shares of preferred stock will be converted into shares of common stock. See Note 9 to our consolidated financial statements for a description of the currently outstanding preferred stock. Following this offering, our amended and restated certificate of incorporation will be further amended and restated to delete all references to such shares of preferred stock. Under the amended and restated certificate of incorporation to be effective upon completion of this offering, our board of directors will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock.

Immediately after the closing of this offering, no shares of our preferred stock will be outstanding. We have no current plans to issue any shares of preferred stock.

Warrants

As of March 31, 2007, warrants exercisable for up to 47,619 shares of our Series B preferred stock and 55,000 shares of our Series D preferred stock were outstanding. The warrant to purchase 47,619 shares of our Series B preferred stock is immediately exercisable at an exercise price of $2.10 per share and will expire on October 31, 2012. The warrants to purchase 55,000 shares of our Series D preferred stock are immediately exercisable at an exercise price of $6.58 per share and will expire on October 5, 2015. These warrants have net exercise provisions under which the holders may, in lieu of payment of the exercise price in cash, surrender the warrants and receive a net amount of shares of Series B preferred stock or Series D preferred stock based on the fair market value of our Series B preferred stock or Series D preferred stock at the time of exercise of the warrant after deduction of the aggregate exercise price. These warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits or stock combinations, reclassifications, combinations or exchanges. Upon the closing of this offering, such warrants will be exercisable for a total of 102,619 shares of our common stock.

Registration Rights

Upon completion of this offering, the holders of 26,169,378 shares of our common stock will be entitled to rights with respect to the registration of these shares under the Securities Act. These shares are referred to as registrable securities. Under the terms of the agreement between us and the holders of the registrable securities, if we propose to register any of our securities under the Securities Act, these holders are entitled to notice of such registration and may be entitled to include their shares of registrable securities in the proposed registration. At any time within the five year period commencing six months following the completion of this offering, holders of all of these registrable securities are entitled to demand registration, pursuant to which they may require us to use our commercially reasonable efforts to register their registrable securities under the Securities Act at our expense, up to a maximum of two registrations. Holders of a majority of these registrable securities, acting together, may initiate this type of registration and request that we register all or a portion of their registrable securities. After we become eligible under applicable securities laws to file a registration statement on Form S-3, holders of registrable securities may also require us to file an unlimited number of additional registration statements on Form S-3 at our expense so long as the holders propose to sell registrable securities of at least $1 million and we have not already filed two registration statements on Form S-3 in the previous twelve months. The foregoing registration rights of the holders of registrable securities are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and our right not to effect a requested registration 60 days prior to or 180 days after an offering of our securities, including the offering made here. These registration rights have been waived by all holders of registrable securities with respect to this offering.

Anti-Takeover Effects of Provisions of Our Amended and Restated Certificate of Incorporation, Our Bylaws and Delaware Law

Some provisions of Delaware law and our amended and restated certificate of incorporation and bylaws expected to be adopted upon completion of this offering contain provisions that could make the following transactions more difficult: acquisition of us by means of a tender offer; acquisition of us by means of a proxy contest or otherwise; or removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

Our board of directors has the ability to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our charter documents provide that a special meeting of stockholders may be called only by our chairman of the board or chief executive officer, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our amended and restated certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting.

Election and Removal of Directors

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management — Board of Directors.” In addition, directors may be removed from office by our stockholders only for cause. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least 66 2/3% of our then outstanding common stock.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Delaware corporation for three years following the date these persons become interested stockholders unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, calculated as provided under Section 203 of the Delaware General Corporation Law; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

The provisions of Delaware law, our amended and restated certificate of incorporation and our bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Limitations of Liability and Indemnification Matters

We have adopted provisions in our amended and restated certificate of incorporation that limit the liability of our directors to the fullest extent authorized and permitted by the Delaware General Corporation Law for monetary damages for breach of their fiduciary duties. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for any of the following:

•	any breach of their duty of loyalty to the corporation or the stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.

This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent authorized and permitted by the Delaware General Corporation Law. We believe that indemnification under our amended and restated certificate of incorporation and bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated certificate of incorporation and bylaws would permit indemnification.

Prior to completion of this offering, we intend to enter into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents. These agreements will provide for, among other things, indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Mellon Investor Services LLC.

NASDAQ Global Market Listing

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CAVM.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Sales of Restricted Shares

Upon the closing of this offering, we will have outstanding an aggregate of 38,057,971 shares of common stock, assuming 31,807,971 shares outstanding as of March 31, 2007 and that there are no exercises of options or warrants after March 31, 2007 and no exercise of the underwriters’ over-allotment option. Of these shares, the 6,250,000 shares of common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, unless the shares are held by any of our “affiliates” as such term is defined in Rule 144 of the Securities Act. All remaining shares of common stock held by existing stockholders were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below.

As a result of the lock-up agreements described below and the provisions of Rule 144, Rule 144(k) and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:

Date	Number of Shares

On the date of this prospectus	—
At various times beginning more than 180 days after the date of this prospectus	31,807,971

In addition, of the 4,416,697 shares of our common stock that were subject to stock options outstanding as of March 31, 2007, options to purchase 1,548,000 shares of common stock were vested as of March 31, 2007 and will be eligible for sale 180 days following the effective date of this offering, subject to extensions as described in the section entitled “Underwriters.”

Lock-up Agreements

We, all of our directors and executive officers, holders of substantially all outstanding shares of our common stock and securities exercisable for or convertible into our common stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

•	in our case only, file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities of the company (other than any registration statement on Form S-8); or

•	publicly announce the intent to do any of the foregoing,

whether any such transaction described in the first two bullet points immediately above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise.

Rule 144

In general, under Rule 144 as currently in effect, a person who owns shares that were acquired from us or an affiliate of ours at least one year prior to the proposed sale is entitled to sell upon the expiration of the lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the number of shares of our common stock then outstanding, which will equal approximately 380,580 shares immediately after this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than our affiliates, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, any of our directors, employees, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or written employment agreement in a transaction before the effective date of this offering that was completed in reliance on Rule 701 and complied with the requirements of Rule 701 will be, subject to the lock-up restrictions described above, eligible to resell such shares 90 days after the effective date of the offering in reliance on Rule 144 of the Securities Act, by complying with the applicable requirements of Rule 144 of the Securities Act other than certain restrictions, including the holding period conditions.

Stock Plans

We intend to file one or more registration statements of Form S-8 under the Securities Act to register shares of our common stock issued or reserved for issuance under our stock incentive plans. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the Securities and Exchange Commission. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described above.

Registration Rights

Upon completion of this offering, the holders of 26,169,378 shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
FOR NON-UNITED STATES HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change with retroactive effect or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any holder other than a citizen or resident of the United States, a corporation organized under the laws of the United States or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person or an estate whose income is subject to U.S. income tax regardless of source. If a partnership or other flow-through entity is a holder or beneficial owner of common stock, the tax treatment of a partner in the partnership or an owner of the entity will depend upon the status of the partner or other owner and the activities of the partnership or other entity. Accordingly, partnerships and flow-through entities that hold our common stock and partners or owners of such partnerships or entities, as applicable, should consult their own tax advisors. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules, including, without limitation, banks, insurance companies, or other financial institutions; persons subject to the alternative minimum tax; tax-exempt organizations; dealers in securities or currencies; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; persons that own, or are deemed to own, more than five percent of our company (except to the extent specifically set forth below); certain former citizens or long-term residents of the United States; “hybrid entities” (entities treated as flow-through entities in one jurisdictions but as opaque in another) and their owners; persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction; or persons deemed to sell our common stock under the constructive sale provisions of the Internal Revenue Code. Finally, the summary does not describe the effects of any applicable foreign, state or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL TAX LAWS, AND TAX TREATIES.

Dividends

We have not made any distributions on our common stock, and we do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock. Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might apply at a reduced rate under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying eligibility. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership or other flow-through entity, the certification requirements generally apply to the partners or other owners as well as to the partnership or other entity, and the partnership or other entity must provide the partners’ or other owners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders generally will not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•	the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business (in which case the special rules described below apply);

•	the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the U.S. for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met;

•	the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates; or

•	the rules of the Foreign Investment in Real Property Tax Act, or FIRPTA (described below), treat the gain as effectively connected with a U.S. trade or business.

An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the U.S. If a non-U.S. holder is described in the third bullet point above, the non-U.S. holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation,” or a USRPHC. In general, we would be a USRPHC if interests in U.S. real estate comprised most of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected With a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain generally would be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30% withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by providing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate generally is 30%, although an applicable income tax treaty might provide for a lower rate.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report such payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

Payments to non-U.S. holders of dividends on common stock generally will not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status. Some of the common means of certifying nonresident status are described under “— Dividends.” We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides.

Any amounts withheld from a payment to a holder of common stock under the backup withholding rules generally can be credited against any U.S. federal income tax liability of the holder.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITERS

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. are acting as representatives and joint book-running managers of this offering, have severally agreed to purchase, and we have agreed to sell to the underwriters, severally, the number of shares of our common stock indicated in the table below:

Number of
Name	Shares

Morgan Stanley & Co. Incorporated
Lehman Brothers Inc.
Thomas Weisel Partners LLC
Needham & Company, LLC
JMP Securities LLC

Total

The underwriters are offering the shares of our common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by us pursuant to this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by us pursuant to this prospectus if any such shares are taken, except that the underwriters are not required to take or pay for shares covered pursuant to the exercise of the underwriters’ over-allotment option described below.

The underwriters initially propose to offer a portion of the shares of our common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and a portion of such shares to certain dealers at a price that represents a concession not in excess of $      per share under the initial public offering price. No underwriter may allow, and no dealer may re-allow, any concession to other underwriters or to any dealers. After the initial offering of the shares of our common stock, the offering price and other selling terms may from time to time be varied by the representatives.

Pursuant to the underwriting agreement, we have granted to the underwriters an option, which we refer to as an over-allotment option, exercisable for 30 days from the date of this prospectus, to purchase from us up to an aggregate of 937,500 additional shares of our common stock at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the initial offering of the shares of our common stock offered by this prospectus. To the extent such over-allotment option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares of our common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of our common stock listed next to the names of all underwriters in the preceding table. If the over-allotment option is exercised in full, the total price to the public would be $     , the total amount of underwriting discounts and commissions would be $      and the total proceeds to us would be $     .

The following table shows the per share and total underwriting discounts and commissions to be paid by us to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option.

	Per Share		Total
	No	Full	No	Full
	Exercise	Exercise	Exercise	Exercise

Underwriting discounts and commissions to be paid by us	$	$	$	$

The expenses of this offering payable by us, not including underwriting discounts and commissions, are estimated to be approximately $2.5 million, which includes legal, accounting and printing costs and various other fees associated with the registration and listing of our common stock.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

We, all of our directors and executive officers, and holders of substantially all our outstanding common stock and securities exercisable for or convertible into our common stock have agreed that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, we and they will not, during the period beginning on the date of this prospectus and ending 180 days thereafter:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

•	in our case only, file or cause to be filed a registration statement, including any amendments, with respect to the registration of any shares of our common stock or securities convertible, exercisable or exchangeable into our common stock or any other securities of the company (other than any registration statement on Form S-8); or

•	publicly announce the intent to do any of the foregoing,

whether any such transaction described in the first two bullet points immediately above is to be settled by delivery of our common stock or such other securities, in cash or otherwise. In addition, all of our directors and executive officers and holders of substantially all our outstanding common stock and securities exercisable for or convertible into our common stock have agreed that they will not, without the prior written consent of Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. on behalf of the underwriters, during the period ending 180 days after the date of this prospectus, make any demand for, or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for our common stock.

Subject to certain exceptions, the restrictions described in the immediately preceding paragraph do not apply to:

•	the issuance by us of shares of common stock upon the exercise of an option or the conversion of any convertible security;

•	transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares; provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with subsequent sales of common stock or other securities acquired in such open market transactions;

•	transfers of shares of common stock or any security convertible into common stock as a bona fide gift;

•	distributions of shares of common stock or any security convertible into common stock to limited partners or equity holders of the person subject to the restrictions described in the immediately preceding paragraph; or

•	transfers of shares of common stock or any security convertible into common stock by will or intestate succession to the immediate family of, or a trust, the beneficiaries of which are exclusively the, person or persons subject to the restrictions described in the immediately preceding paragraph or members of such person’s immediate family, provided that in the case of each of the third, fourth and fifth types of transactions described above, each donee or distributee agrees to be subject to the restrictions described in the preceding paragraph and no filing under Section 16(a) of the Securities Exchange Act of 1934, as amended, is required or voluntarily made in connection with these transactions during the 180-day restricted period.

The 180-day restricted period described in the preceding paragraphs will be extended if:

•	during the last 17 days of the initial 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the initial 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraphs will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the announcement by us or, if there is no announcement by us, the occurrence of the material news or material event.

The underwriters have informed us that in order to facilitate this offering of our common stock they may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or by purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. The underwriters have informed us that a naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of our common stock, the underwriters may bid for and purchase shares of our common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing our common stock covered hereby, if the underwriting syndicate repurchases previously distributed shares of our common stock to cover underwriting syndicate short positions or to stabilize the price of our common stock. These activities may raise or maintain the market price of our common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in connection with such liabilities.

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters. Other than the prospectus in electronic format, the information on the underwriters’ websites is not part of this prospectus. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by Morgan Stanley & Co. Incorporated and Lehman Brothers Inc. to underwriters that may make Internet distributions on the same basis as other allocations.

Each of the underwriters has represented and agreed that:

•	it has not made or will not make an offer of shares to the public in the United Kingdom within the meaning of section 102B of the Financial Services and Markets Act 2000 (as amended), or the FSMA, except to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities or otherwise in circumstances which do not require the publication by us of a prospectus pursuant to the Prospectus Rules of the Financial Services Authority, or the FSA;

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to us; and

•	it has complied with and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, each representative has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Member State it has not made and will not make an offer of our shares of common stock to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including such date, make an offer of such shares to the public in that Member State:

•	at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•	at any time to any legal entity which has two or more of: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

•	at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the above, the expression an “offer of our shares of common stock to the public” in relation to any such shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and such shares to be offered so as to enable an investor to decide to purchase or subscribe such shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in that Member State.

We have applied to have our common stock listed on The NASDAQ Global Market under the symbol “CAVM.”

Pricing of the Offering

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations among us and the underwriters. Among the factors to be considered in determining the initial public offering price are:

•	our future prospects and those of our industry in general;

•	our sales, earnings and certain other financial and operating information in recent periods; and

•	the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

The estimated initial public offering price range set forth on the cover page of this prospectus is subject to change as a result of market conditions and other factors. An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

Other Relationships

Certain of the underwriters and their respective affiliates may in the future perform various financial advisory, investment banking and other commercial services for us, for which they may receive customary fees and expenses.

LEGAL MATTERS

The validity of our common stock offered by this prospectus will be passed upon for us by Cooley Godward Kronish LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, P.C., Palo Alto, California, will act as counsel to the underwriters.

EXPERTS

The financial statements as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of our common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules thereto. Some items are omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the common stock offered hereby, we refer you to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus as to the contents of any contract, agreement or any other document are summaries of the material terms of this contract, agreement or other document. With respect to each of these contracts, agreements or other documents filed as an exhibit to the registration statement, reference is made to the exhibits for a more complete description of the matter involved. A copy of the registration statement, and the exhibits and schedules thereto, may be inspected without charge at the public reference facilities maintained by the SEC room 1580, 100 F Street, N.E., Washington, D.C. 20549, and copies of these materials may be obtained from those offices upon the payment of the fees prescribed by the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facility. The SEC maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

Upon completion of this offering, we will be required and we intend to file periodic reports, proxy statements, and other information with the SEC pursuant to the Securities Exchange Act of 1934.

CAVIUM NETWORKS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Cavium Networks, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in mandatorily redeemable convertible preferred stock and stockholders’ deficit and of cash flows present fairly, in all material respects, the financial position of Cavium Networks, Inc. and its subsidiaries at December 31, 2005 and December 31, 2006 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, in 2005 the Company changed the manner in which it accounts for freestanding warrants on preferred shares that are redeemable and in 2006 the Company changed the manner in which it accounts for share-based compensation.

/s/  PricewaterhouseCoopers LLP

San Jose, California
February 13, 2007, except for Note 14, which is as of April 12, 2007

CAVIUM NETWORKS, INC.

CONSOLIDATED BALANCE SHEETS

			Pro Forma
			Stockholders’
			Equity as of
	As of December 31,		December 31,
	2005	2006	2006
	(in thousands, except share data)
			(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	$7,879	$10,154
Accounts receivable, net of allowances of $110 and $102, respectively	3,836	7,248
Inventories	2,087	5,006
Prepaid expenses and other current assets	319	405

Total current assets	14,121	22,813
Property and equipment, net	1,773	5,040
Intangible assets, net	4,219	1,902
Other assets	106	207

Total assets	$20,219	$29,962

LIABILITIES, MANDATORY REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$2,293	$2,904
Accrued expenses and other current liabilities	2,435	3,481
Capital lease and technology license obligations, current portion	2,049	2,564
Preferred stock warrant liability	1,184	701	$—
Current portion of notes payable	—	1,474

Total current liabilities	7,961	11,124
Notes payable, net of current portion	—	2,526
Capital lease and technology license obligations, net of current portion	1,038	1,016
Other non-current liabilities	74	39

Total liabilities	9,073	14,705

Commitments and contingencies (Note 13)
Mandatorily redeemable convertible preferred stock, par value $0.001: 22,220,100, 22,935,158 and none shares authorized; 21,091,375, 22,364,197, and none shares issued and outstanding; $62,057, $69,623, and none aggregate liquidation preference	61,820	72,437	$—

Stockholders’ equity (deficit):
Common stock, par value $0.001: 37,750,000, 40,965,057 and 40,965,057 shares authorized; 8,729,320, 9,365,600, 31,729,797 shares issued and outstanding	13	14	$59
Additional paid-in capital	1,248	3,726	76,819
Accumulated deficit	(51,935)	(60,920)	(60,920)

Total stockholders’ equity (deficit)	(50,674)	(57,180)	$15,958

Total liabilities, mandatorily redeemable convertible preferred stock and stockholders’ equity (deficit)	$20,219	$29,962

  The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2004	2005	2006
	(in thousands, except share and per share data)

Revenue	$7,411	$19,377	$34,205
Cost of revenue(1)	3,080	7,865	13,092

Gross profit	4,331	11,512	21,113

Operating expenses:
Research and development(1)	12,010	16,005	18,651
Sales, general and administrative(1)	3,752	6,840	10,058

Total operating expenses	15,762	22,845	28,709

Loss from operations	(11,431)	(11,333)	(7,596)

Other income (expense), net:
Interest expense	(388)	(183)	(707)
Warrant revaluation expense	—	(411)	(467)
Interest income	86	355	345

Total other income (expense), net	(302)	(239)	(829)

Loss before income tax expense and cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,425)
Income tax expense	—	—	(560)

Loss before cumulative effect of change in accounting principle	(11,733)	(11,572)	(8,985)
Cumulative effect of change in accounting principle	—	(100)	—

Net loss	$(11,733)	$(11,672)	$(8,985)

Net loss per common share, basic and diluted	$(1.82)	$(1.59)	$(1.11)
Shares used in computing basic and diluted net loss per common share	6,459,050	7,318,607	8,065,995
Shares used in computing pro forma basic and diluted net loss per common share (unaudited)			29,631,993
Pro forma net loss per common share, basic and diluted (unaudited)			$(0.29)

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cost of revenue	$—	$—	$9
Research and development	$—	$10	$396
Sales, general and administrative	$85	$75	$340

The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN MANDATORILY REDEEMABLE
CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
(in thousands, except share data)

	Mandatorily Redeemable				Additional	Notes Receivable		Total
	Convertible Preferred Stock		Common Stock		Paid-in	from	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Deficit	Deficit

Balance at December 31, 2003	17,941,355	$41,494	7,237,362	$12	$465	$(143)	$(28,530)	$(28,196)
Issuance of Series D preferred stock, net of issuance costs of $26	3,049,454	20,032
Common stock issued in connection with early-exercises of stock options subject to repurchase			953,320
Common stock issued in connection with other exercises of options			128,027		26			26
Repurchase of shares of unvested common stock			(84,766)		(16)			(16)
Interest on notes receivable from stockholders						(11)		(11)
Vesting of early-exercised stock options					69			69
Non-employee stock-based compensation					8			8
Stock-based compensation related to variable awards granted to employee					77			77
Issuance of Series D warrants in connection with bridge loan financing		209						—
Net loss							(11,733)	(11,733)

Balance at December 31, 2004	20,990,809	61,735	8,233,943	12	629	(154)	(40,263)	(39,776)
Issuance of Series D Preferred Stock, net of issuance costs of $57	100,566	604
Common stock issued in connection with early-exercises of stock options subject to repurchase			135,623
Common stock issued in connection with other exercises of options			388,399	1	341			342
Vesting of early-exercised stock options					197			197
Repurchase of shares of unvested common stock			(18,645)		(4)			(4)
Interest on notes receivable from stockholders						(2)		(2)
Non-employee stock-based compensation					62			62
Stock-based compensation related to variable awards granted to employee					23			23
Reclassification of warrants to liabilities		(519)						—
Forgiveness of note receivable from stockholder						104		104
Repayment of note receivable from stockholder						52		52
Net loss							(11,672)	(11,672)

Balance at December 31, 2005	21,091,375	61,820	8,739,320	13	1,248	—	(51,935)	(50,674)
Common stock issued in connection with early-exercises of stock options subject to repurchase			33,865
Common stock issued in connection with other exercises of options			568,766	1	1,348			1,349
Vesting of early-exercised stock options					141			141
Repurchase of shares of unvested common stock			(32,599)		(20)			(20)
Stock-based compensation					745			745
Issuance of common stock in connection with warrants exercise			56,250					—
Issuance of Series B preferred stock in connection with warrants exercises	179,976	1,094			134			134
Issuance of Series D preferred stock, net of issuance costs of $15	1,032,037	8,965						—
Issuance of Series D preferred stock in connection with warrants exercises	60,809	558			130			130
Net loss							(8,985)	(8,985)

Balance at December 31, 2006	22,364,197	$72,437	9,365,600	$14	$3,726	$—	$(60,920)	$(57,180)

The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cash flows from operating activities
Net loss	$(11,733)	$(11,672)	$(8,985)
Adjustments to reconcile net loss to net cash used in operating activities:
Forgiveness of note receivable from stockholder	—	104	—
Stock-based compensation expense	85	85	745
Amortization of warrant costs to interest expense	209	52	143
Revaluation of warrants to fair value	—	511	467
Depreciation and amortization	2,071	3,308	5,009
Others	17	81	10
Changes in assets and liabilities
Accounts receivable, net	(795)	(2,084)	(3,412)
Inventories	(1,088)	30	(2,919)
Prepaid expenses and other current assets	(268)	124	(41)
Other assets	32	(39)	(101)
Accounts payable	528	197	125
Accrued expenses and other current and non-current liabilities	420	1,348	1,140

Net cash used in operating activities	(10,522)	(7,955)	(7,819)

Cash flows from investing activities
Purchases of property and equipment	(472)	(1,503)	(2,075)
Acquisition of business	(1,811)	(1,105)	—

Net cash used in investing activities	(2,283)	(2,608)	(2,075)

Cash flows from financing activities
Proceeds from bridge loan financing	4,000	—	—
Proceeds from term loan	—	—	4,000
Proceeds from issuance of convertible preferred stock	16,004	604	8,965
Proceeds from issuance of common stock	413	407	1,361
Principal payment of capital lease and technology license obligations	(599)	(998)	(2,915)
Repurchase of shares of unvested common stock	(16)	(4)	(20)
Repayment of receivable from stockholder	—	52	—
Proceeds from issuance of convertible preferred stock in connection with warrant exercises	—	—	778

Net cash provided by financing activities	19,802	61	12,169

Net increase (decrease) in cash and cash equivalents	6,997	(10,502)	2,275
Cash and cash equivalents, beginning of period	11,384	18,381	7,879

Cash and cash equivalents, end of period	$18,381	$7,879	$10,154

Supplemental disclosure of cash flow information
Cash paid for interest	$151	$131	$564
Supplemental disclosure of non-cash activities
Capital lease and technology license obligations	$—	$1,414	$3,408
Conversion of bridge loan into Series D convertible preferred stock	4,028	—	—
Vesting of early exercised options	69	197	141
Additions to property and equipment included in accounts payable and accrued expenses and other current liabilities	714	—	486

The accompanying notes are an integral part of these consolidated financial statements.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Significant Accounting Policies

Organization

Cavium Networks, Inc. (the “Company”) was incorporated in the state of California on November 21, 2000 and was reincorporated in the state of Delaware effective February 6, 2007. The Company designs, develops and markets semiconductor processors for intelligent and secure networks.

The Company continues to be subject to a number of risks similar to other companies in a comparable stage, including reliance on key personnel, the ability to access capital to support future growth, successful development and marketing of its products in an emerging market, and competition from other companies with potentially greater technical, financial and marketing resources. The Company has principally relied on equity financing to fund its operating and investing activities to date. The Company believes that cash and cash equivalents at December 31, 2006, along with its current revolving accounts receivable line of credit will be sufficient to fund the Company’s projected operating requirements for the next twelve months. However, the Company may need to raise additional capital or incur additional indebtedness to continue to fund the Company’s operations in the future.

As of December 31, 2006, the liquidation preferences of the holders of the Company’s redeemable convertible preferred stock exceeds total assets of the Company. In the event of liquidation, dissolution or winding up of the Company, common stockholders may not receive any proceeds.

Summary of Significant Accounting Policies

Accounting Principles

The consolidated financial statements and accompanying notes are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Basis of Consolidation

The consolidated financial statements include the accounts of Cavium Networks, Inc. and its wholly owned foreign subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

Unaudited Pro Forma Stockholders’ Equity

On February 1, 2007, the Company’s board of directors authorized the Company to file a Registration Statement with the Securities and Exchange Commission to permit the Company to proceed with an initial public offering of its common stock. Upon consummation of this offering, all of the Company’s outstanding shares of convertible preferred stock will convert to an equivalent number of shares of the Company’s common stock. Additionally, all warrants to purchase shares of the Company’s convertible preferred stock outstanding at the consummation of the offering will be converted into warrants to purchase an equivalent number of shares of common stock and will therefore be reclassified from liabilities to stockholders’ equity (deficit). Unaudited pro forma stockholders’ equity as of December 31, 2006, as adjusted for the impact of these conversions assuming the offering was consummated on December 31, 2006, is disclosed on the accompanying consolidated pro forma balance sheet.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in its consolidated financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis of making judgments about the carrying values of assets and liabilities. Actual results could differ from those estimates.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Cash & Cash Equivalents

The Company considers all highly liquid investments with an original or remaining maturity of 90 days or less at the date of purchase to be cash equivalents. Cash equivalents consist primarily of money market instruments.

Allowance for Doubtful Accounts

The Company reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable over a specific age and amount, and all other balances on a pooled basis based on historical collection experience and economic risk assessment. The Company’s allowance for doubtful accounts was $73,000 and $68,000 as of December 31, 2005 and 2006, respectively.

Inventories

Inventories consist of work in process and finished goods. Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market value (estimated net realizable value). The Company writes down inventory by establishing inventory reserves based on historical usage and forecasted demand. These factors are impacted by market and economic conditions, technology changes, new product introductions and changes in strategic direction and require estimates that may include uncertain elements. Actual demand may differ from forecasted demand and such differences may have a material effect on recorded inventory values. Inventory reserves, once established, are not reversed until the related inventories have been sold or scrapped.

Property and Equipment

Property and equipment are stated at cost and depreciated over their estimated useful lives, generally three years, using the straight-line method. Leasehold improvements are amortized over the shorter of estimated useful lives or unexpired lease term. Additions and improvements that increase the value or extend the life of an asset are capitalized. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Estimated
Useful Lives

Software and computer equipment	1 to 5 years
Test equipment	1 to 3 years
Furniture, office equipment and leasehold improvements	1 to 5 years

The Company capitalizes the cost of fabrication masks that are reasonably expected to be used during production manufacturing. Such amounts are included within property and equipment and depreciated to cost of revenue generally over a period of twelve months. If the Company does not reasonably expect to use the fabrication mask during production manufacturing, the related mask costs are expensed to research and development in the period in which the costs are incurred. The Company has capitalized none and $694,000 of mask costs in property and equipment during 2005 and 2006, respectively.

Impairment of Long-Lived Assets

The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. An impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair Value of Financial Instruments

The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents, accounts receivable, other receivables and assets, accounts payable, accrued liabilities, other payables and liabilities, approximate their fair values due to their short-term nature. Based on borrowing rates available to the Company as of the balance sheet date presented for loans with similar terms and similar circumstances, the carrying amounts of the Company’s debt obligations at December 31, 2006 approximate their fair value.

Concentration of Risk

The Company’s products are currently manufactured, assembled and tested by third-party contractors in Asia. There are no long-term agreements with any of these contractors. A significant disruption in the operations of one or more of these contractors would impact the production of the Company’s products for a substantial period of time, which could have a material adverse effect on the Company’s business, financial condition and results of operations.

Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash, cash equivalents and accounts receivable. The Company deposits cash and cash equivalents with two credit worthy financial institutions. The Company has not experienced any losses on its deposits of cash and cash equivalents. Management believes that the financial institutions are reputable and, accordingly, minimal credit risk exists.

The Company’s accounts receivable are derived from revenue earned from customers primarily headquartered in the United States. The Company performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Company provides an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable. Summarized below are individual customers whose accounts receivable balances or revenues were 10% or higher of respective total consolidated amounts.

	Year Ended December 31,
	2004	2005	2006

Percentage of total revenue:
Customer A	12%	19%	21%
Customer B	*	*	18
Customer C	*	12	*
Customer D	18	11	*
All other customers	58	51	50

Total	100%	100%	100%

	As of December 31,
	2005	2006

Percentage of gross accounts receivable:
Customer E	17%	23%
Customer F	17	*
All other customers	66	72

Total	100%	100%

*	Less than 10% of the consolidated revenue or accounts receivable for the respective period end.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Intangible Assets

Prepaid technology licenses and acquired technologies, which includes technology acquired from other companies either as a result of acquisitions or licensing, are capitalized and amortized on the straight-line method over the estimated useful life of the technologies, which generally does not exceed three years. Technology licenses payable in installments are capitalized using the present value of the payments.

Revenue Recognition

The Company derives its revenue primarily from sales of semiconductor products. The Company recognizes revenue from product sales when persuasive evidence of a binding arrangement exists, delivery has occurred, the fee is deemed fixed or determinable and free of contingencies and significant uncertainties, and collection is probable. The fee is considered fixed or determinable at the execution of an agreement, based on specific products and quantities to be delivered at specified prices, which is often memorialized with a customer purchase order. Agreements with non-distributor customers do not include rights of return or acceptance provisions. The Company assesses the ability to collect from the Company’s customers based on a number of factors, including credit worthiness and any past transaction history of the customer. If the customer was not deemed credit worthy, the Company would defer all revenue from the arrangement until payment is received and all other revenue recognition criteria have been met. No such revenue was deferred in 2004, 2005 or 2006, respectively.

Shipping charges billed to customers are included in product revenue and the related shipping costs are included in cost of product revenue. The Company generally recognizes revenue at the time of shipment to the Company’s customers. Revenue consists primarily of sales of the Company’s products to networking Original Equipment Manufacturers (“OEMs”), their contract manufacturers or to international distributors. Initial sales of the Company’s products for a new design are usually made directly to networking OEMs as they design and develop their product. Once their design enters production, they often outsource their manufacturing to contract manufacturers that purchase the Company’s products directly from the Company or from the Company’s international distributors.

The Company grants its distributors limited rights of returns and price protection. Revenue from sales to distributors is recognized upon shipment if the Company concludes it can reasonably estimate the credits for returns and price adjustments issuable. Revenue from sales to distributors is deferred if the Company grants more than limited rights of returns and price credits or if it cannot reasonably estimate the level of returns and credits issuable. The Company records an estimated allowance, at the time of shipment, based on the Company’s historical patterns of returns and pricing credits of sales recognized upon shipment. The credits issued to distributors or other customers were not material in the years 2004, 2005 and 2006.

The Company also derives revenue in the form of license and maintenance fees through licensing its software products. Revenue from such arrangements is recorded by applying the provisions of Statement of Position (SOP) No. 97-2, Software Revenue Recognition, as amended by SOP No. 98-9, Modification of SOP No. 97-2, Software Revenue Recognition with Respect to Certain Transactions. Revenue from such arrangements totaled $0, $181,000 and $740,000 for the years ended December 31, 2004, 2005 and 2006, respectively. The value of any support services is recognized as services revenue on a straight-line basis over the term of the related support period, which is typically one year. Deferred revenue was $220,000 and $628,000 as of December 31, 2005 and 2006, respectively.

Warranty Accrual

The Company’s products are subject to a one-year warranty period. The Company provides for the estimated future costs of replacement upon shipment of the product as cost of revenue. The warranty accrual is estimated based on historical claims compared to historical revenue and assumes that products have to be replaced subject to a

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

claim. The following table presents a reconciliation of the Company’s product warranty liability, which is included within accrued expenses and other current liabilities in the consolidated balance sheets:

	As of December 31,
	2005	2006
	(in thousands)

Beginning balance	$30	$106
Accruals for warranties issued during the year	76	140
Settlements made during the year	—	(85)

Ending balance	$106	$161

Indemnities

In the ordinary course of business the Company enters into agreements with customers that include indemnity provisions. Based on historical experience and other available information the Company believes its exposure related to the above indemnity provisions were immaterial for each of the periods presented.

Research and Development

Research and development costs are expensed as incurred and primarily include personnel costs, prototype expenses, which include the cost of fabrication mask costs not reasonably expected to be used in production manufacturing, and allocated facilities costs as well as depreciation of equipment used in research and development.

Advertising

The Company expenses advertising costs as incurred. Advertising costs were $112,000, $125,000 and $214,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Operating Leases

The Company recognizes rent expense on a straight-line basis over the term of the lease. The difference between rent expense and rent paid is recorded as accrued rent in accrued expenses and other current and non-current liabilities components of the consolidated balance sheets.

Income Taxes

The Company provides for deferred income taxes under the asset and liability method. Under this method, deferred tax assets, including those related to tax loss carryforwards and credits, and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded to reduce deferred tax assets when it is more likely than not that the net deferred tax asset will not be recovered.

Accounting for Stock-Based Compensation

Prior to January 1, 2006, the Company accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25, and Financial Accounting Standards Board (“FASB”) Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation, or SFAS 123, and SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure. In accordance with APB 25, the

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company recognized no stock-based compensation expense for options granted to employees with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

Effective January 1, 2006, the Company adopted the fair value recognition provisions of SFAS 123(R) using the prospective transition method, which requires it to apply the provisions of SFAS 123(R) only to awards granted, modified, repurchased or cancelled after the adoption date. Under this transition method, the Company’s stock-based compensation expense recognized during the year-ended December 31, 2006 is based on the grant date fair value of stock option awards the Company grants or modifies on or after January 1, 2006. The Company recognizes this expense on a straight-line basis over the options’ vesting periods. The Company estimates the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the Company’s fair value of the underlying common stock on the date of grant.

In 2006, the Company recorded employee stock-based compensation expense of $675,000. In future periods, stock-based compensation expense may increase as the Company issues additional stock-based awards to continue to attract and retain key employees. SFAS 123(R) also requires that the Company recognize stock-based compensation expense only for the portion of stock options that are expected to vest, based on the Company’s estimated forfeiture rate. If the actual number of future forfeitures differs from that estimated by management, the Company may be required to record adjustments to stock-based compensation expense in future periods.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with SFAS 123 and Emerging Issues Task Force (EITF) No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The fair value of the stock options granted to non-employees was estimated using the Black-Scholes option valuation model. This model utilizes the estimated fair value of the Company’s common stock, the contractual term of the option, the expected volatility of the price of the Company’s common stock, risk-free interest rates and the expected dividend yields of the Company’s common stock. Stock-based compensation expense related to non-employees was $8,000, $62,000 and $70,000 for the year ended December 31, 2004, 2005 and 2006, respectively.

The following table presents the detail of stock-based compensation expense amounts included in the consolidated statement of operations for each of the last years presented:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Cost of revenue	$—	$—	$9
Research and development	—	10	396
Sales, general and administrative	85	75	340

Total stock-based compensation expense	$85	$85	$745

Other Comprehensive Income (Loss)

Comprehensive income (loss) includes all changes in equity that are not the result of transactions with stockholders. For the year ended 2004, 2005 or 2006, there are no components of comprehensive income (loss) which are excluded from the net loss and, therefore, no separate statement of comprehensive income (loss) has been presented.

Cumulative Effect of Change in Accounting Principle

On June 29, 2005, the FASB issued Staff Position 150-5, Issuer’s Accounting under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares That Are Redeemable (“FSP 150-5”).

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

FSP 150-5 affirms that warrants to purchase shares of the Company’s mandatorily redeemable convertible preferred stock are subject to the requirements in FSP 150-5 and requires the Company to classify these warrants as liabilities and revalue them to fair value at the end of each reporting period. The Company adopted FSP 150-5 and accounted for the cumulative effect of the change in accounting principle as of the beginning of the third quarter of 2005. For the year ended December 31, 2005, the impact of the change in accounting principle was to increase net loss by $511,000. The impact consisted of a $100,000 cumulative charge as of July 1, 2005, when the Company adopted FSP 150-5, reflecting the fair value of the warrants as of the date of adoption, and $411,000 of expense that was recorded in other income (expense), net to reflect the increase in fair value between July 1, 2005 and December 31, 2005.

These warrants will be subject to revaluation at each balance sheet date and any change in fair value will be recognized as a component of other income (expense), net. The Company will continue to adjust the warrant liability for changes in fair value until the earlier of the exercise of the warrants or the completion of a liquidation event, including the consummation of an initial public offering, at which time the warrant liability will be reclassified to additional paid-in capital.

The impact of the cumulative effect of change in accounting principle on net loss per common share was as follows:

	Year Ended December 31,
	2004	2005	2006

Net loss per common share, basic and diluted:
Loss before cumulative effect of change in accounting principle	$(1.82)	$(1.58)	$(1.11)
Cumulative effect of change in accounting principle	—	(0.01)	—

Net loss per common share, basic and diluted	$(1.82)	$(1.59)	$(1.11)

Denominator for basic and diluted loss per common share	6,459,050	7,318,607	8,065,995

Recent Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), which prescribes a recognition threshold and measurement process for recording in the financial statements uncertain tax positions taken or expected to be taken in a tax return. Additionally, FIN 48 provides guidance on the recognition, classification, accounting in interim periods and disclosure requirements for uncertain tax positions. The accounting provisions of FIN 48 will be effective for the Company beginning January 1, 2007. The Company does not anticipate that the adoption of FIN 48 will have any material impact on its consolidated results of operations or financial position.

In June 2006, the FASB Emerging Issues Task Force issued EITF No. 06-03, How Sales Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross Versus Net Presentation) (“EITF 06-03”), which states that a company must disclose its accounting policy (i.e., gross or net presentations) regarding presentations of taxes within the scope of EITF 06-03. If taxes included in gross revenue are significant, a company must disclose the amount of these taxes for each period for which an income statement is presented. The disclosures are required for annual and interim financial statements for each period for which an income statement is presented. EITF 06-03 will be effective for the Company beginning January 1, 2007. The Company does not expect that the adoption of EITF 06-03 will have a material effect on its consolidated results of operations or financial position.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (SFAS No. 157). The purpose of SFAS No. 157 is to define fair value, establish a framework for measuring fair value and enhance disclosures about fair value measurements. The measurement and disclosure requirements are effective for the Company

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

beginning in the first quarter of 2008. The Company is currently evaluating what impact, if any, SFAS No. 157 will have on its interim financial reporting.

2.	Net Loss Per Common Share and Pro Forma Net Loss Per Common Share

Basic net loss per common share is calculated using the weighted-average number of common shares outstanding during the period that are not subject to vesting provisions. Net loss per common share assuming dilution is calculated on the basis of the weighted-average number of common shares outstanding and the dilutive effect of all potentially dilutive securities, including common stock options, unvested common stock and convertible securities.

Basic and diluted net loss per common share were the same for all periods presented as the impact of all potentially dilutive securities outstanding was anti-dilutive. The following table presents the potentially dilutive securities outstanding that were excluded from the computation of diluted net loss per common share for the periods presented because their inclusion would have had an anti-dilutive effect:

	As of December 31,
	2005	2006

Options to purchase common stock	2,470,170	4,221,404
Common stock subject to vesting provisions	1,062,954	872,210
Mandatorily redeemable convertible preferred stock	21,091,375	22,364,197
Warrants to purchase mandatorily redeemable convertible preferred stock	316,267	102,976

	24,940,766	27,560,787

Pro forma basic and diluted net loss per common share have been computed to give effect to the conversion of the Company’s convertible preferred stock (using the if-converted method) into common stock as though the conversion had occurred on the original dates of issuance.

3.	Inventories

Inventories are stated at the lower of cost (determined using the first-in, first-out method), or market value (estimated net realizable value) and are comprised of the following:

	As of December 31,
	2005	2006
	(in thousands)

Work in process	$ 583	$2,069
Finished goods	1,504	2,937

	$2,087	$5,006

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Property and Equipment, Net

Property and equipment, net, consisted of the following:

	As of December 31,
	2005	2006
	(in thousands)

Test equipment	$186	$1,418
Software and computer equipment	2,675	7,178
Furniture, office equipment and leasehold improvements	31	40
Construction-in-progress	295	—

	3,187	8,636
Less: Accumulated depreciation and amortization	(1,414)	(3,596)

	$1,773	$5,040

Depreciation and amortization expense was $369,000, $842,000 and $2,192,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

Assets recorded under capital leases included in property and equipment were $714,000 and $3,623,000 at December 31, 2005 and 2006, respectively. Amortization expense related to assets recorded under capital lease was $153,000 and $1,033,000 for the years ended December 31, 2005 and 2006, respectively.

5.	Acquisitions

     Menlo Logic, LLC

On April 21, 2005, the Company acquired Menlo Logic, LLC. The acquisition was accounted for using the purchase method of accounting.

The aggregate purchase price consisted of cash consideration of $1,105,000, including direct acquisition costs of approximately $80,000. The acquisition included technology used for secure communications.

The developed technology acquired from Menlo Logic, LLC included primarily software technology used for secure communications. Products developed with this technology are being sold by the Company for use with secure communication processors.

The total purchase price was allocated to identifiable intangible assets, including in-process research and development (“IPR&D”) based on their estimated fair value, as follow:

In-process research and development	$51,000
Developed technology	1,054,000

$1,105,000

The values assigned to IPR&D and developed technology was based upon future discounted cash flows related to the assets’ projected income streams (including costs to complete for IPR&D) using a discount rate of 25% for IPR&D and 18% for developed technology. Factors considered in estimating the discounted cash flows from IPR&D and developed technology include risk related to the characteristics and applications of the technology, existing and future markets and an assessment of the age of the technology within its life span. IPR&D was expensed at the date of acquisition and is included within research and development expenses. The Company is amortizing the developed technology to cost of revenue on a straight-line basis over its estimated useful life of 3 years.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company’s consolidated financial statements include the results of operations of Menlo Logic, LLC commencing as of the acquisition date.

Summarized below are the unaudited pro forma results of the Company as though the acquisition described above occurred at the beginning of the period indicated. Adjustment have been made for the estimated amortization of intangible assets and other appropriate pro forma adjustments. The charges for purchased in-process research and development are not included in the pro forma results, because they are non-recurring. The information presented does not purport to be indicative of the results that would have been achieved had the acquisition been made as of those dates nor of the results which may occur in the future.

Year Ended December 31, 2005
(in thousands, except per share data)
(unaudited)

Revenue	$19,443
Net loss	(11,786)
Net loss per share — basic and diluted	(1.61)

     Brecis Communications Corporation

On August 15, 2004, the Company acquired certain assets of Brecis Communications Corporation (“Brecis”).

The aggregate purchase price consisted of cash consideration of $1,811,000, including direct acquisition costs of approximately $150,000. The acquisition included a product line of 32-bit MIPS-based secure communication processors.

The developed technology acquired from Brecis related to 32-bit MIPS-based secure communication processors. Products developed with this technology are being sold under the NITROX Soho name to address the broadband and consumer market.

The total purchase price was allocated to tangible and identifiable intangible assets and liabilities based on their estimated fair value, as follows:

Inventories	$220,000
Developed technology	2,289,000

2,509,000
Less: liabilities assumed	(698,000)

$1,811,000

The value assigned to developed technology was based upon future discounted cash flows related to the assets’ projected income streams using a discount rate of 21%. Factors considered in estimating the discounted cash flows to be derived from developed technology include risk related to the characteristics and applications of the technology, existing and future markets and an assessment of the age of the technology within its life span. The Company is amortizing the developed technology intangible asset to cost of revenue on a straight-line basis over its estimated useful life of 3 years.

The Company’s consolidated financial statements include the results of operations of Brecis commencing as of the acquisition date.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	Intangible Assets, net

Intangible assets consisted of the following:

	As of December 31,
	2005	2006
	(in thousands)

Developed technology	$3,343	$3,343
Technology license	5,044	5,544

	8,387	8,887
Less: accumulated depreciation and amortization	(4,168)	(6,985)

	$4,219	$1,902

Amortization expenses were $1,702,000, $2,466,000 and $2,817,000 for the years ended December 31, 2004, 2005 and 2006, respectively. Amortization expense increased in 2006 due to the full year amortization of Menlo Logic acquired technology and other technologies licensed in late 2005. Future amortization expenses are estimated to be $1,260,000 for 2007, $496,000 for 2008 and $146,000 for 2009.

7.	Accrued expenses and other current and other non-current liabilities

	Year Ended December 31,
	2005	2006
	(in thousands)

Accrued expenses and other current liabilities:
Accrued compensation and related benefit	$605	$851
Accrued warranty	106	161
Accrual for mask costs	235	—
Refundable deposits related to unvested employee stock option exercises	301	173
Professional fees	291	583
Deferred revenue	220	628
Income tax payable	—	558
Other	677	527

	$2,435	$3,481

For deferred revenue, see Note 1. Organization and Significant Accounting Policies, Revenue Recognition, which discusses our revenue recognition policy for license and maintenance fees.

8.	Notes Payable

In October 2005, the Company entered into a loan and security agreement with Silicon Valley Bank to provide a revolving line of credit for $6.0 million collateralized by eligible receivables and all of the Company’s other assets except intellectual property. Borrowings under the revolving line of credit bear interest at the bank’s prime rate plus an applicable margin based on certain financial ratios of the Company at the borrowing date. The applicable rate of interest under the revolving line of credit was 10.5% as of December 31, 2006. The accounts receivable line of credit was due to expire on January 5, 2007, but on January 25, 2007, the Company entered into a loan modification agreement that extended the term of the then existing revolving line of credit through July 4, 2008.

In October 2005, the Company also entered into a term loan and security agreement (the “October 6, 2005 Term Loan and Security Agreement”) with Silicon Valley Bank that provided a $4.0 million term loan line of credit. The credit line was secured by all of the Company’s other assets except intellectual property. Upon entering into the

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

October 6, 2005 Term Loan and Security Agreement, the Company issued warrants to purchase a total of 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share.

In June 2006, the Company borrowed $4.0 million against this term loan line of credit. Concurrently, the Company issued additional warrants to purchase 27,500 shares of Series D convertible preferred stock at a price of $6.58 per share. On October 24, 2006 the Company entered into the First Amendment to this term loan and security agreement. The term loans carried a fixed interest rate of 10.5% at December 31, 2006.

9.	Mandatorily Redeemable Convertible Preferred Stock and Stockholders’ Deficit

Mandatorily Redeemable Convertible Preferred Stock

The Company’s mandatorily redeemable convertible preferred stock consisted of the following:

	Year Ended December 31,
	2005	2006
	(in thousands,
	except share data)

Mandatorily redeemable convertible preferred stock, par value $0.001
Series A: 4,349,994 shares authorized; 4,349,990 shares issued and outstanding; $7,830 liquidation preference at December 31, 2006	$7,773	$7,773
Series B: 7,612,431 shares authorized; 7,384,472 shares issued and outstanding at December 31, 2005 and 7,564,448 shares issued and outstanding at December 31, 2006; $15,885 liquidation preference at December 31, 2006	15,438	16,534
Series C: 6,206,896 shares authorized; 6,206,893 shares issued and outstanding, $18,000 liquidation preference at December 31, 2006	17,973	17,973
Series D: 4,050,778 shares authorized at December 31, 2005 and 4,765,835 shares authorized at December 31, 2006; 3,150,020 shares issued and outstanding at December 31, 2005 and 4,242,866 issued and outstanding at December 31, 2006; $27,908 liquidation preference at December 31, 2006	20,636	30,157

Total mandatorily redeemable convertible preferred stock	$61,820	$72,437

As of December 31, 2006, the Company was authorized to issue 22,935,156 shares of convertible preferred stock, of which 4,349,994 were designated as Series A convertible preferred stock (“Series A Preferred Stock”), 7,612,431 were designated as Series B convertible preferred stock (“Series B Preferred Stock”), 6,206,896 were designated as Series C convertible preferred stock (“Series C Preferred Stock”) and 4,765,835 were designated as Series D convertible preferred stock (“Series D Preferred Stock” and collectively, “Series A, B, C and D Preferred Stock”’).

In August 2001 the Company issued a total of 4,349,994 shares of Series A Preferred Stock for proceeds of $7,773,000, net of issuance costs of $57,000.

From April through May 2002 the Company issued a total of 7,384,472 shares of Series B Preferred Stock for proceeds of $15,438,000, net of issuance costs of $70,000. In September 2006, warrant holders exercised warrants to purchase an additional 178,568 shares of Series B Preferred Stock for proceeds of $375,000. In November 2006, warrant holders exercised warrants to purchase an additional 1,408 shares of Series B Preferred Stock for proceeds of $3,000.

From June through August 2003, the Company issued a total of 6,206,893 shares of Series C Preferred Stock for proceeds of $17,973,000, net of issuance costs of $27,000.

In December 2004, the Company issued 3,049,454 shares of Series D Preferred Stock for proceeds of $20,032,000, net of issuance costs of $26,000. In February 2005, the Company issued 100,566 shares of Series D

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Preferred Stock for proceeds of $604,000, net of issuance costs of $57,000. In May 2006, warrant holders exercised warrants to purchase an additional 30,919 shares of Series D Preferred Stock for proceeds of $203,000. In September 2006, warrant holders exercised warrants to purchase 29,890 shares of Series D Preferred Stock for proceeds of $197,000.

In August 2006, the Company issued 999,537 shares of Series D Preferred Stock for proceeds of $8,681,000, net of issuance costs of $15,000. In October 2006, the Company issued an additional 32,500 shares of Series D Preferred Stock for proceeds of $284,000.

Holders of Series A, B, C and D Preferred Stock have certain registration rights. The Series A, B, C and D Preferred Stock have the following characteristics:

Voting

Holders of Series A, B, C, and D Preferred Stock are entitled to vote, together with the holders of common stock, on all matters submitted to stockholders for a vote. Each preferred stockholder is entitled to the number of votes equal to the number of shares of common stock into which its shares of preferred stock are convertible at the time of that vote.

Dividends

The holders of the Series A, B, C and D Preferred Stock are entitled to receive, when and as declared by the board of directors and out of funds legally available, noncumulative dividends at the rate of $0.14, $0.17, $0.23 and $0.53 per share per annum, in preference and priority to any payment of any dividend on common stock. No dividends or other distributions shall be made with respect to the common stock, until all declared dividends on the Series A, B, C and D Preferred Stock have been declared or paid by the Company. Through December 31, 2006, no dividends have been declared or paid by the Company.

Liquidation Preference

In the event of any liquidation, dissolution, winding up or change of control of the Company, the holders of the then outstanding Series A, B, C and D Preferred Stock shall receive an amount equal to the sum of $1.80, $2.10, $2.90 and $6.58, respectively, per share of Series A, B, C and D Preferred Stock, plus all declared but unpaid dividends, payable in preference and priority to any payments made to the holders of the then outstanding common stock. Change of control includes any sale, exclusive licensing or other disposition of all or substantially all of the assets of the Company; any merger, reorganization or consolidation of the Company with or into another entity, any sale by the shareholders of the Company of an aggregate of fifty percent or more of the capital stock. These liquidity features cause the preferred stock to be classified as mezzanine capital rather than as a component of stockholders’ equity.

Conversion

Each share of preferred stock, at the option of the holder, is convertible into a number of fully paid shares of common stock as determined by dividing the respective preferred stock issue price by the conversion price in effect at the time. The initial conversion price of Series A, B, C and Series D Preferred Stock is $1.80, $2.10, $2.90 and $6.58, respectively, and is subject to adjustment in accordance with antidilution provisions contained in the Company’s Certificate of Incorporation. Conversion is automatic immediately upon the closing of a firm commitment underwritten public offering in which the public offering price equals or exceeds $13.1552 per share of common stock (adjusted to reflect subsequent stock dividends, stock splits or recapitalizations) and the aggregate proceeds raised is not less than $40,000,000.

Warrants

As of December 31, 2006, the following warrants to purchase shares of the Company’s convertible preferred stock were outstanding.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Estimated
	Number			Fair Value
	of Shares			as of
Series of Convertible	Subject to		Exercise	December 31,	Expiration
Preferred Stock	Warrants	Issue Date	Price	2006	Date

B	357	February 15, 2002	$2.10	$3,000	February 14, 2007
B	47,619	November 1, 2002	2.10	314,000	October 31, 2012
D	27,500	October 6, 2005	6.58	192,000	October 5, 2015
D	27,500	June 19, 2006	6.58	192,000	October 5, 2015

	102,976			$701,000

In February 2002, the Company issued warrants to purchase 180,333 shares of Series B Preferred Stock in connection with a bridge loan financing. The warrants have an exercise price of $2.10 per share and expire in February 2007. The fair value ascribed to the warrants of $231,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which has been amortized to interest expense during the year ended December 31, 2002. In 2006, warrants to purchase 179,976 shares of Series B Preferred Stock were exercised for total proceeds of $378,000.

In November 2002, the Company issued warrants to purchase 47,169 shares of Series B Preferred Stock in connection with the revolving account receivable line of credit. The warrants have an exercise price of $2.10 per share and expire in November 2012. The fair value ascribed to the warrants of $79,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which has been amortized to interest expense during the years ended December 31, 2002 and 2003.

In August 2004, the Company issued warrants to purchase 60,809 shares of Series D Preferred Stock in connection with a bridge loan financing. The warrants have an exercise price of $6.58 per share and expire in August 2009. The fair value ascribed to the warrants of $209,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which has been amortized to interest expense during the year ended December 31, 2004. In 2006, warrants issued in connection with bridge loan financing to purchase 60,809 shares of Series D Preferred Stock were exercised for total proceeds of $400,000.

In October 2005, the Company issued warrants to purchase 27,500 shares of Series D Preferred Stock in connection with a line of credit as discussed in Note 7. The warrants have an exercise price of $6.58 per share and expire in October 2015. The fair value ascribed to the warrants of $154,000 was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing cost, which was being amortized over the term of the agreement. In addition, the arrangement included the issuance of warrants to purchase an additional 27,500 shares of Series D Preferred Stock subject to a future drawing on the line of credit. In June 2006, the Company drew on the line of credit and issued warrants to purchase an additional 27,500 shares of Series D Preferred Stock. These warrants also have an exercise price of $6.58 per share and expire in October 2015. The fair value ascribed to the warrants issued in June 2006, of $188,000, was determined using the Black-Scholes option pricing model at the date of issuance and represented deferred financing costs, which has been amortized over the term of the agreement. The Company recognized $52,000 and $143,000 of interest expense for the years ended December 2005 and 2006, respectively, related to these warrants. As of December 31, 2006, these warrants have not been exercised and remain outstanding.

In January 2001, the Company issued fully and immediately exercisable warrants to purchase 56,250 shares of common stock for legal expenses incurred. The warrants have an exercise price of $0.002 per share. The total expense recorded for these warrants was $11,000, which is equivalent to the value of the services rendered. These warrants were exercised in November 2006 for total proceeds of $75.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock Options and Unvested Common Stock

As of December 31, 2006, the Company’s 2001 Stock Incentive Plan (the “Plan”) reserved 590,220 shares of the Company’s common stock for issuance to employees, officers, consultants and advisors of the Company. Options granted under the Plan may be either incentive stock options or non-statutory stock options as determined by the Company’s board of directors. Generally, options granted under the Plan vest four or five years from the date of grant and expire ten years from the date of grant.

Certain employees have the right to early-exercise unvested stock options, subject to rights held by the Company to repurchase unvested shares in the event of voluntary or involuntary termination. For options granted prior to March 2005, the Company has the right to repurchase any such shares at the shares’ original purchase price. For options granted after March 2005, the Company has the right to repurchase such shares at the lower of market value or the original purchase price.

For those options granted prior to March 2005, in accordance with EITF 00-23, Working Group Work Plan Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25, Accounting for Stock Issued to Employees, and FASB Interpretation No. 44 Accounting for Certain Transactions involving Stock Compensation, the Company accounts for cash received in consideration for the early-exercise of unvested stock options as a current liability, included as a component of accrued liabilities in the Company’s consolidated balance sheets. For those shares issued in connection with options granted prior to March 2005, there were 753,193 and 377,030 unvested shares outstanding as of December 31, 2005 and 2006, respectively, and $301,000 and $173,000 related liabilities, respectively.

Detail related to activity of unvested shares of common stock is as follows:

		Weighted-
	Number of	Average
	Unvested Shares	Exercise/
	Outstanding	Purchase Price

Balance as of December 31, 2003	1,241,835	$0.17
Issued	953,991	0.41
Vested	(775,947)	0.17
Forfeited	(84,766)	0.19

Balance as of December 31, 2004	1,335,113	0.34
Issued	454,791	0.86
Vested	(708,289)	0.35
Forfeited	(18,645)	0.21

Balance as of December 31, 2005	1,062,970	0.56
Issued	400,023	2.95
Vested	(558,184)	0.60
Forfeited	(32,599)	0.62

Balance as of December 31, 2006	872,210	1.63

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Detail related to stock option activity is as follows:

		Weighted-
	Number of	Average
	Shares	Exercise
	Outstanding	Price

Balances as of December 31, 2003	859,105	$0.20
Options granted	1,663,850	0.40
Options exercised	(1,081,345)	0.38
Options forfeited	(115,549)	0.22

Balances as of December 31, 2004	1,326,061	0.30
Options granted	1,754,366	1.05
Options exercised	(524,021)	0.80
Options forfeited	(86,236)	0.42

Balances as of December 31, 2005	2,470,170	0.72
Options granted	2,434,750	3.42
Options exercised	(602,634)	2.26
Options forfeited	(80,882)	1.57

Balances as of December 31, 2006	4,221,404	2.05

The total intrinsic value for options exercised during 2006 was $973,000, representing the difference between the estimated fair value of the Company’s common stock at the date of exercise and the exercise price paid.

The following table summarizes information about all stock options outstanding:

	As December 31, 2006
		Weighted-
		Average
	Shares	Remaining	Weighted-
	Subject	Contractual	Average
	to Options	Life	Exercise
Exercise Prices	Outstanding	(in years)	Price

$0.19	37,500	4.26	$0.19
0.20	198,122	6.24	0.20
0.30	633,982	7.57	0.30
0.80	11,000	7.96	0.80
1.02	1,177,304	8.59	1.02
1.50	65,750	8.96	1.50
3.04	1,727,746	9.22	3.04
3.74	103,500	9.45	3.74
5.42	200,000	9.92	5.42
5.52	66,500	9.66	5.52

$0.19-5.52	4,221,404	8.65	2.05

Exercisable	1,193,061		1.09

Vested and expected to vest	3,996,115		2.01

The exercise price of stock options granted in 2006 was determined based on quarterly valuations obtained by the Company on a contemporaneous basis. The valuations were made by Duff & Phelps, LLC, an independent valuation firm. Duff & Phelps, LLC used an income approach to estimate the aggregate enterprise value of the Company at each valuation date. The income approach involves applying appropriate risk-adjusted discount rates to estimated debt-free cash flows, based on forecasted revenues and costs. The projections used in connection with these valuations were based on the Company’s expected operating performance over the forecast period.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Duff & Phelps, LLC allocated the aggregate implied enterprise value that it estimated to the shares of preferred and common stock using the option-pricing method at each valuation date. The option-pricing method involves making assumptions regarding the anticipated timing of a potential liquidity event, such as an initial public offering, and estimates of the volatility of the Company’s equity securities. The anticipated timing was based on the plans of the Company’s board of directors and management. Duff & Phelps, LLC estimated the volatility of the Company’s stock based on available information on the volatility of stocks of publicly traded companies in the Company’s industry.

During 2006, the Company granted options to purchase the Company’s common stock at dates that generally fell between the dates of the valuations performed by Duff & Phelps, LLC. In those instances, the Company granted awards with an exercise price equal to the per-share fair value determined by the most recent valuation received from Duff & Phelps, LLC. In conjunction with preparing the Company’s financial statements, the Company estimated the fair value of its common stock underlying stock options on the dates of grant under SFAS 123(R). The Company retrospectively calculated its revenue growth between the dates of the third-party valuations received immediately prior to and subsequent to the grant date and utilized this information to interpolate an estimated per share value of the Company’s common stock between those dates. During the year ended December 31, 2006, the Company granted stock options with exercise prices as follows:

	Number of		Fair Value of	Intrinsic
	Options	Exercise	Common Stock	Value Per
Grant Dates	Granted	Price	Per Share	Share

March 22, 2006	1,961,220	$3.04	$3.52	$0.48
June 12, 2006	123,500	3.74	4.62	0.88
August 30, 2006	110,000	5.52	5.52	—
September 20, 2006	25,000	5.52	5.52	—
November 14, 2006	91,250	5.42	5.94	0.52
December 15, 2006	123,750	5.42	7.40	1.98

The fair value of each employee option grant for 2006 under SFAS 123(R) was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions.

Risk-free interest rate	4.38%-5.23%
Expected life	4 to 5 years
Dividend yield	None
Volatility	50%-60%

The Company determined that it was not practical to calculate the volatility of its share price since the Company’s securities are not publicly traded and therefore, there is no readily determinable market value for its stock; it has limited information on its own past volatility; and the Company is a high-growth technology company whose future operating results are not comparable to its prior operating results. Therefore, the Company estimated its expected volatility based on reported market value data for a group of publicly traded companies, which it selected from certain market indices, that the Company believed was relatively comparable after consideration of their size, stage of life cycle, profitability, growth, and risk and return on investment. The Company used the average expected volatility rates reported by the comparable group for an expected term that approximated the expected term estimated by the Company, or a less period equal to the full history of the comparable company if less than the expected life.

The estimated weighted-average grant date fair value of options granted during the twelve months ended December 31, 2006 was $2.12.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Current and Deferred Income Taxes

Since inception, the Company has incurred operating losses and, accordingly, has not recorded a provision for income taxes for the years ended December 31, 2004 or 2005. For the year ended December 31, 2006, the Company reported a $560,000 provision related to the implementation of an international structure. The domestic and foreign components of loss before income tax expense and cumulative effect of change in accounting principle were as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Domestic	$(11,733)	$(11,572)	$17,877
Foreign	—	—	(26,302)

	$(11,733)	$(11,572)	$(8,425)

Income tax expense consists of the following:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

Domestic	$—	$—	$560
Foreign	—	—	—

	$—	$—	$560

The Company’s effective tax rate differs from the U.S. federal statutory rate as follows:

	Year Ended December 31,
	2004	2005	2006

Income tax at statutory rate	34.0%	34.0%	34.0%
State taxes, net of federal benefit	—	—	—
Alternative minimum tax	—	—	6.6
Change in valuation allowance	(34.0)	(34.0)	(34.0)

Total	—%	—%	6.6%

The tax effects of the temporary differences that give rise to deferred tax assets and liabilities are as follows:

	As of December 31,
	2005	2006
	(in thousands)

Deferred tax assets, non-current:
Tax credits	2,818	4,155
Net operating loss carryforwards	19,398	12,736
Capitalized research and development	196	170
Depreciation and amortization	553	1,087
Other	509	930

Gross deferred tax assets	23,474	19,078
Less: valuation allowance	(23,474)	(19,078)

Net deferred tax assets	$—	$—

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, the Company had total net operating loss carryforwards for federal and state income tax purposes of $29.6 million and $45.3 million, respectively. If not utilized, these net federal and state operating loss carryforwards will expire beginning in 2022 and 2008, respectively. The Company also had federal and other state research and development tax credit carryforwards of approximately $2.3 million and $2.1 million, respectively. The federal and other state tax credit carryforwards will expire commencing 2021 and 2018, respectively, except for the California research tax credits which carry forward indefinitely. Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the Company’s net deferred tax assets have been fully offset by a valuation allowance. Utilization of these net operating loss carryforwards and credit carryforwards are subject to an annual limitation due to provisions of the Internal Revenue Code of 1986, as amended. Events which cause limitations in the amount of net operating losses and credits that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three-year period.

11.	Retirement Plan

The Company has established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company contributions to the plan may be made at the discretion of the board of directors. Through December 31, 2006, the Company has not made any contributions to the plan.

12.	Segment Information

SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision-maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company is organized as, and operates in, one reportable segment: the development and sale of semiconductor processor solutions for next-generation intelligent networking equipment. The chief operating decision-maker is the Chief Executive Officer. The Company’s Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by customer and geographic region, for purposes of evaluating financial performance and allocating resources. The Company and its Chief Executive Officer evaluate performance based primarily on revenue to the customers and in the geographic locations in which the Company operates. Revenue is attributed by geographic location based on the bill-to location of customer. The Company’s assets are primarily located in the United States of America and not allocated to any specific region. Therefore, geographic information is presented only for total revenue. Substantially all of the Company’s long-lived assets are located in the United States of America.

The following table is based on the geographic location of the original equipment manufacturers or the distributors who purchased our products. For sales to our distributors, their geographic location may be different

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the geographic locations of the ultimate end users. Sales by geography for the periods indicated were as follows:

	Year Ended December 31,
	2004	2005	2006
	(in thousands)

United States of America	$3,857	$10,292	$19,483
Taiwan	1,275	3,085	7,403
Japan	1,662	3,517	2,612
Other countries	617	2,483	4,707

Total	$7,411	$19,377	$34,205

13.	Commitments and Contingencies

The Company leases its facilities under non-cancelable operating leases, which contain renewal options and escalation clauses, and expire through May 2012. The Company also acquires certain assets under capital leases.

Minimum commitments under non-cancelable capital and operating lease agreements as of December 31, 2006 were as follows:

	Capital lease
	and Technology	Operating
	License Obligations	Leases	Total
	(in thousands)

Years Ending
2007	$2,747	$935	$3,682
2008	1,073	613	1,686
2009		72	72
2010		44	44
2011		44	44
Thereafter		23	23

	$3,820	$1,731	$5,551
Less: interest (at 9%)	(240)

Present value of minimum lease payments	3,580

Less: current portion	(2,564)

Long-term portion of obligations	$1,016

Rent expense incurred under operating leases was $345,000, $589,000 and $797,000 for the years ended December 31, 2004, 2005 and 2006, respectively.

The Company is not currently a party to any legal proceedings that management believes would have a material adverse effect on the consolidated financial position, results of operations or cash flows of the Company.

The technology license obligations include future cash payments payable primarily for two license agreements with outside vendors. One of the license agreements is for electronic design automation software which is used in the design of the Company’s products. There are no additional payments called for under this arrangement beyond the amount capitalized. The second license agreement includes a non-exclusive, non-transferable right to develop multiple licensed MIPS cores that implement the MIPS architecture. This second license agreement requires us to pay $1.9 million after completion of our initial public offering for an automatic 2 year extension of the license. As of December 31, 2006, this amount has not been accrued.

CAVIUM NETWORKS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	Subsequent Event

On April 12, 2007, the Company filed an amendment to its Amended and Restated Certificate of Incorporation to effect a 1-for-2 reverse stock split of the Company’s common and preferred stock. The consolidated financial statements and the accompanying notes have been adjusted to reflect the reverse stock split retroactively.

15.	Unaudited Subsequent Event

On April 11, 2007, the 2007 Equity Incentive Plan was approved by the stockholders.

CAVIUM NETWORKS

## Processor Innovation for Intelligent Networks

### *Why Customers Select Cavium Networks Processors*

- *Designed using High Performance Multi-core Architecture*
- *Highly Integrated Products for Intelligent Processing*
- *Standards-based Development Tools with Ecosystem Partner Solutions*
- *Scalable from the Low End to High End*
- *Power Efficient*

10Gigabit Interface or 4x Gigabit Ethernet
Commodity DRAM memory
Peripheral Interface
Flash, USB, VoIP, Debug
Low Latency Memory or Lookup
10Gigabit Interface or 4x Gigabit Ethernet
Integrated Input/Output and Memory Controllers
Packet Interface
Memory Controller for standard DRAM
PCI / PCI-X
Other Input / Output
Memory Controller for Content Acceleration
Packet Interface
1 to 16 CPU Cores
Hardware Acceleration
Security Coprocessors
Packet Processing
Quality of Service
Content Search Engines
Application Acceleration
Multi-core Scheduling
TCP Acceleration
Compression & Decompression

***Internal architecture of Cavium Networks OCTEON processors depicting integration of multiple cores, hardware acceleration and networking interfaces***

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

The following table sets forth the fees and expenses, other than underwriting discounts and commissions, payable in connection with the registration of the common stock hereunder. All amounts are estimates except the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

Amount to be Paid

SEC Registration Fee	$9,229
NASD Filing Fee	14,125
NASDAQ Global Market Listing Fee	125,000
Legal Fees and Expenses	925,000
Accounting Fees and Expenses	750,000
Printing and Engraving Expenses	125,000
Blue Sky Fees and Expenses	15,000
Transfer Agent and Registrar Fees	10,000
Director and Officer Insurance Expense	250,000
Road Show Fees and Expenses	150,000
Miscellaneous Expenses	76,646

Total	$2,450,000

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by the current law.

Our amended and restated certificate of incorporation to be effective upon completion of this offering provides for the indemnification of directors to the fullest extent permissible under Delaware law.

Our bylaws to be effective upon completion of this offering provide for the indemnification of officers, directors and third parties acting on our behalf if this person acted in good faith and in a manner reasonably believed to be in and not opposed to our best interest, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

Prior to completion of the offering, we intend to enter into indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our charter documents, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

The underwriting agreement (Exhibit 1.1 hereto) provides for indemnification by the underwriters of us and our executive officers and directors, and indemnification of the underwriters by us for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

We intend to purchase and maintain insurance on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Item 15.	Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities sold between January 1, 2004 and March 31, 2007:

(1) Between January 1, 2004 and March 31, 2007, the Company granted stock options to purchase 6,214,341 shares of common stock to employees, consultants and directors pursuant to its 2001 Stock Incentive Plan. Of these options, 242,568 shares have been cancelled without being exercised and 1,667,743 have been exercised, 37,448 shares of which have been repurchased and 4,182,324 remain outstanding.

(2) In 2004, the Company received a bridge financing in which it issued (a) convertible promissory notes in aggregate principal amount of $4,000,000 and (b) warrants that became exercisable for up to 100,567 shares of its Series D Preferred Stock with an exercise price of $6.58 per share to 8 accredited investors.

(3) In 2004, the Company issued an aggregate of 3,049,454 shares of its Series D Preferred Stock to 13 accredited investors, at $6.58 per share, for an aggregate purchase price of $20,058,111.67.

(4) In 2005, the Company issued an aggregate of 100,566 shares of its Series D Preferred Stock to 4 accredited investors, at $6.58 per share, for an aggregate purchase price of $661,489.50.

(5) In 2005, the Company issued warrants exercisable for up to 55,000 shares of its Series D Preferred Stock to two accredited investors with an exercise price of $6.58 per share in conjunction with the establishment of credit facilities.

(6) In 2006, as a result of warrant exercises, the Company issued an aggregate of 60,809 shares of its Series D Preferred Stock to 8 accredited investors, at $6.58 per share, for an aggregate purchase price of $399,900.44.

(7) In 2006, the Company issued an aggregate of 1,032,037 shares of its Series D Preferred Stock to 15 accredited investors, at $8.70 per share, for an aggregate purchase price of $8,978,748.00.

(8) In 2006, as a result of warrant exercises, the Company issued an aggregate of 179,976 shares of its Series B Preferred Stock to 8 accredited investors, at $2.10 per share, for an aggregate purchase price of $377,956.95.

(9) In 2007, as a result of warrant exercises, the Company issued an aggregate of 184 shares of its Series B Preferred Stock to 2 accredited investors, at $2.10 per share, for an aggregate purchase price of $387.45.

The offers, sales and issuances of the securities described in Item 15(1) were deemed to be exempt from registration under the Securities Act based on either (1) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (2) Rule 506 under Regulation D of the Securities Act as transactions by an issuer not involving any public offering to accredited investors. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales, and issuances of the securities described in Items 15(2) through 15(9) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business or other relationships, to information about us.

Item 16.	Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit
Number	Description

*1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering
†3.4	Bylaws of the Registrant, as currently in effect
3.5	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering
†4.1	Reference is made to exhibits 3.1, 3.3 and 3.4
*4.2	Form of the Registrant’s Common Stock Certificate
†4.3	Third Amended and Restated Investors’ Rights Agreement, dated December 8, 2004, as amended on October 25, 2005 and August 9, 2006, by and among the Registrant and certain of its security holders
*5.1	Opinion of Cooley Godward Kronish LLP
†10.1	Form of Indemnity Agreement to be entered into between the Registrant and its directors and officers
†10.2	2001 Stock Incentive Plan and forms of agreements thereunder
†10.3	2007 Equity Incentive Plan, to be in effect upon completion of this offering
†10.4	Form of Option Agreement, Form of Option Grant Notice, and Form of Exercise Notice under 2007 Equity Incentive Plan
†10.5	Executive Employment Agreement, dated January 2, 2001, between the Registrant and Syed Ali
†10.6	Employment Offer Letter, dated December 27, 2004, between the Registrant and Arthur Chadwick
†10.7	Employment Offer Letter, dated January 22, 2001, between the Registrant and Anil K. Jain
†10.8	Employment Offer Letter, dated May 6, 2003, between the Registrant and Rajiv Khemani
†10.9	Letter Agreement, dated November 4, 2005, between the Registrant and Kris Chellam
†10.10	Letter Agreement, dated September 1, 2006, between the Registrant and Anthony Thornley
†10.11	Lease Agreement, dated April 15, 2005, between the Registrant and MB Technology Park, LLC
†10.12	Loan and Security Agreement, dated October 6, 2005, between the Registrant and Silicon Valley Bank
†10.13	Loan Modification Agreement, dated January 3, 2007, between the Registrant and Silicon Valley Bank
†10.14	Second Loan Modification Agreement, dated January 25, 2007, between the Registrant and Silicon Valley Bank
†10.15	Term Loan and Security Agreement, dated October 6, 2005, between the Registrant, Silicon Valley Bank and Gold Hill Lending 03, L.P.
†10.16	First Amendment to Loan and Security Agreement, dated October 24, 2006, between the Registrant, Silicon Valley Bank and Gold Hill Lending 03, L.P.
†10.17	Form of Warrant to Purchase Shares of Series B preferred stock
†10.18	Form of Warrant to Purchase Shares of Series D preferred stock
†10.19	Consent, Assignment, Assumption and Amendment Agreement, dated February 5, 2007, between the Registrant, Silicon Valley Bank and Gold Hill Lending 03, L.P.
†10.20	Letter Agreement, dated March 15, 2007, between the Registrant and AVM Capital, L.P.
†#10.21	Master Technology License Agreement, dated December 30, 2003, between the Registrant and MIPS Technologies, Inc.
†21.1	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
*23.2	Consent of Cooley Godward Kronish LLP (included in exhibit 5.1)

Exhibit
Number	Description

†23.3	Consent of Duff & Phelps, LLC
†24.1	Power of Attorney
†99.1	Report of PricewaterhouseCoopers LLP

*	To be filed by amendment.

†	Previously filed.

#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

(b) Financial Statement Schedules. The following financial statement schedule is included herewith:

Schedule II — Valuation and Qualifying Accounts and Reserves

	Balance at	Charges to		Balance at
	Beginning	Cost and		End of
Description	of Period	Expenses	Deductions	Period
	(in thousands)

Year ended December 31, 2006
Allowance for doubtful accounts	$73	$55	$(60)	$68
Allowance for customer returns	37	123	(126)	34
Income tax valuation allowance	23,474	—	(4,396)	19,078
Year ended December 31, 2005
Allowance for doubtful accounts	$59	$14	$—	$73
Allowance for customer returns	58	183	(204)	37
Income tax valuation allowance	18,228	5,246	—	23,474
Year ended December 31, 2004
Allowance for doubtful accounts	$2	$57	$—	$59
Allowance for customer returns	16	370	(328)	58
Income tax valuation allowance	12,323	5,905	—	18,228

All other schedules are omitted because they are inapplicable or the requested information is shown in the consolidated financial statements of the registrant or related notes thereto.

Item 17.	Undertakings

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the Registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the Registration Statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the Registration Statement or made in a document incorporated or deemed incorporated by referenced into the Registration Statement or prospectus that is part of the Registration Statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the Registration Statement or prospectus that was part of the Registration Statement or made in any such document immediately prior to such date of first use.

That, for the purpose of determining liability of the Registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Cavium Networks, Inc. has duly caused this Amendment No. 4 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Mountain View, California on the 12th day of April, 2007.

Cavium Networks, Inc.

By	/s/ Syed Ali
Syed Ali
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 4 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature		Title	Date

/s/ Syed Ali Syed Ali		President, Chief Executive Officer and Director (Principal Executive Officer)	April 12, 2007

/s/ Arthur Chadwick Arthur Chadwick		Chief Financial Officer and Vice President of Finance and Administration (Principal Financial and Accounting Officer)	April 12, 2007

* Kris Chellam		Director	April 12, 2007

* John Jarve		Director	April 12, 2007

* Anthony Pantuso		Director	April 12, 2007

* C.N. Reddy		Director	April 12, 2007

* Anthony Thornley		Director	April 12, 2007

*By:	/s/ Syed B. Ali Syed B. Ali Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description

*1.1	Form of Underwriting Agreement
3.1	Amended and Restated Certificate of Incorporation of the Registrant, as currently in effect
3.3	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of this offering
†3.4	Bylaws of the Registrant, as currently in effect
3.5	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of this offering
†4.1	Reference is made to exhibits 3.1, 3.3 and 3.4
*4.2	Form of the Registrant’s Common Stock Certificate
†4.3	Third Amended and Restated Investors’ Rights Agreement, dated December 8, 2004, as amended on October 25, 2005 and August 9, 2006, by and among the Registrant and certain of its security holders
*5.1	Opinion of Cooley Godward Kronish LLP
†10.1	Form of Indemnity Agreement to be entered into between the Registrant and its directors and officers
†10.2	2001 Stock Incentive Plan and forms of agreements thereunder
†10.3	2007 Equity Incentive Plan, to be in effect upon completion of this offering
†10.4	Form of Option Agreement, Form of Option Grant Notice and Form of Exercise Notice under 2007 Equity Incentive Plan
†10.5	Executive Employment Agreement, dated January 2, 2001, between the Registrant and Syed Ali
†10.6	Employment Offer Letter, dated December 27, 2004, between the Registrant and Arthur Chadwick
†10.7	Employment Offer Letter, dated January 22, 2001, between the Registrant and Anil K. Jain
†10.8	Employment Offer Letter, dated May 6, 2003, between the Registrant and Rajiv Khemani
†10.9	Letter Agreement, dated November 4, 2005, between the Registrant and Kris Chellam
†10.10	Letter Agreement, dated September 1, 2006, between the Registrant and Anthony Thornley
†10.11	Lease Agreement, dated April 15, 2005, between the Registrant and MB Technology Park, LLC
†10.12	Loan and Security Agreement, dated October 6, 2005, between the Registrant and Silicon Valley Bank
†10.13	Loan Modification Agreement, dated January 3, 2007, between the Registrant and Silicon Valley Bank
†10.14	Second Loan Modification Agreement, dated January 25, 2007, between the Registrant and Silicon Valley Bank.
†10.15	Term Loan and Security Agreement, dated October 6, 2005, between the Registrant, Silicon Valley Bank and Gold Hill Lending 03, L.P.
†10.16	First Amendment to Loan and Security Agreement, dated October 24, 2006, between the Registrant, Silicon Valley Bank and Gold Hill Lending 03, L.P.
†10.17	Form of Warrant to Purchase Shares of Series B preferred stock
†10.18	Form of Warrant to Purchase Shares of Series D preferred stock
†10.19	Consent, Assignment, Assumption and Amendment Agreement, dated February 5, 2007, between the Registrant, Silicon Valley Bank and Gold Hill Lending 03, L.P.
†10.20	Letter Agreement, dated March 15, 2007, between the Registrant and AVM Capital, L.P.
†#10.21	Master Technology License Agreement, dated December 30, 2003, between the Registrant and MIPS Technologies, Inc.
†21.1	Subsidiaries of the Registrant
23.1	Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm
*23.2	Consent of Cooley Godward Kronish LLP (included in exhibit 5.1)

Exhibit
Number	Description

†23.3	Consent of Duff & Phelps LLC
†24.1	Power of Attorney
†99.1	Report of PricewaterhouseCoopers LLP

*	To be filed by amendment.

†	Previously filed.

#	Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.